Annual Report

MARCH 31, 2006

Ivy Asset Strategy Fund

Ivy Capital Appreciation Fund

Ivy Core Equity Fund

Ivy High Income Fund

Ivy Large Cap Growth Fund

Ivy Limited-Term Bond Fund

Ivy Mid Cap Growth Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Science and Technology Fund

Ivy Small Cap Growth Fund

 IVY FUNDS®

CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds, Inc. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds, Inc. prospectus and current performance information.

President's Letter

March 31, 2006



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the 12 months ended March 31, 2006. Stock prices rose during the period despite multiple market challenges. The S&P 500 Index advanced 11.73 percent, led by energy, financial and information technology stocks. Many international and small company stocks posted strong returns for the period as investors generally sought greater portfolio diversification. The Morgan Stanley Capital International EAFE Index climbed 24.41 percent.

Lackluster bond market

Bonds were flat for much of the past 12 months, amid tighter central bank monetary policies around the world. The Citigroup Broad Investment Grade Index returned 2.41 percent for the period. Within the U.S. fixed income market, there was a dramatic narrowing of the difference in income potential between money market securities (those maturing in less than a year) and bonds that mature in 10 to 30 years.

Overall, global financial markets contended with volatile energy prices, uncertainties regarding both Federal Reserve policy and U.S. government fiscal policy and negative news related to the Iraq war and Iran's nuclear ambitions. Several U.S. states faced issues related to rebuilding after the worst hurricane season in the nation's history last summer.

Nevertheless, corporate profits have remained strong in many sectors even as growth in U.S. gross domestic product (GDP) slowed – we think temporarily – to 1.7 percent in 2005's calendar fourth quarter. Housing markets in the U.S. have cooled as mortgage rates have risen.

Many market professionals have one question in mind these days: how much more will the Federal Reserve have to tighten money before it becomes convinced that inflation is under control? We think that as it becomes clear that the U.S. economy is operating at a sustainable, non-inflationary rate, the two-year long tightening cycle may end.

Energy's a wild card

This past winter, many Americans were fortunate to enjoy relatively mild weather – blunting the impact of high natural gas prices on consumer spending. Nevertheless, energy costs remain an economic wild card, as evidenced by a recent rebound in gasoline prices with the arrival of spring.

We believe that longer term, higher energy prices are here to stay, creating pain at the pump, but also investment opportunity both here and abroad. That is one reason why we believe that the best way to achieve your long-term financial goals is to develop and maintain a personal financial plan. Through appropriate diversification in multiple asset classes, you potentially take advantage of long-term change and provide greater balance to your portfolio.

Your goals, your plan

Your financial advisor can help you develop an appropriate investment strategy as part of a customized financial plan based on your individual goals. We believe that focusing on that plan, despite the swings of the market, is important as you work toward a sound financial future.

Thank you for your continued confidence in us as long-term stewards of your investments.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2006.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following tables provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ivy Asset Strategy Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return(1)				
Class A	$1,000	$1,150.20	1.25%	$ 6.67
Class B	1,000	1,145.20	2.09	11.16
Class C	1,000	1,145.90	1.97	10.51
Class Y	1,000	1,150.20	1.20	6.45
Based on 5% Return(2)				
Class A	$1,000	$1,018.70	1.25%	$ 6.26
Class B	1,000	1,014.51	2.09	10.48
Class C	1,000	1,015.09	1.97	9.87
Class Y	1,000	1,018.93	1.20	6.06

Ivy Capital Appreciation Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Peroid*
Based on Actual Fund Return(1)				
Class A	$1,000	$1,067.60	1.35%	$ 6.93
Class B	1,000	1,061.40	2.42	12.47
Class C	1,000	1,062.70	2.11	10.83
Class Y	1,000	1,067.60	1.24	6.41
Based on 5% Return(2)				
Class A	$1,000	$1,018.20	1.35%	$ 6.76
Class B	1,000	1,012.87	2.42	12.18
Class C	1,000	1,014.41	2.11	10.58
Class Y	1,000	1,018.77	1.24	6.26

Ivy Core Equity Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return(1)				
Class A	$1,000	$1,075.60	1.40%	$ 7.26
Class B	1,000	1,071.80	2.30	11.91
Class C	1,000	1,071.30	2.15	11.08
Class Y	1,000	1,076.80	1.23	6.33
Based on 5% Return(2)				
Class A	$1,000	$1,017.94	1.40%	$ 7.06
Class B	1,000	1,013.45	2.30	11.58
Class C	1,000	1,014.21	2.15	10.78
Class Y	1,000	1,018.81	1.23	6.16

See footnotes on page 9.

Ivy High Income Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,032.80	1.46%	$ 7.42
Class B	1,000	1,028.00	2.39	12.07
Class C	1,000	1,028.90	2.21	11.16
Class Y	1,000	1,033.80	1.24	6.30
Based on 5% Return[2]				
Class A	$1,000	$1,017.66	1.46%	$ 7.36
Class B	1,000	1,013.03	2.39	11.98
Class C	1,000	1,013.93	2.21	11.08
Class Y	1,000	1,018.76	1.24	6.26

Ivy Large Cap Growth Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,102.60	1.37%	$ 7.15
Class B	1,000	1,097.30	2.42	12.69
Class C	1,000	1,099.10	2.18	11.44
Class Y	1,000	1,103.40	1.20	6.31
Class R**	1,000	1,029.30	1.55	3.96
Based on 5% Return[2]				
Class A	$1,000	$1,018.09	1.37%	$ 6.86
Class B	1,000	1,012.86	2.42	12.18
Class C	1,000	1,014.06	2.18	10.98
Class Y	1,000	1,018.93	1.20	6.06
Class R**	1,000	1,017.18	1.55	7.77

Ivy Limited-Term Bond Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,002.10	1.30%	$ 6.51
Class B	1,000	997.50	2.24	11.19
Class C	1,000	997.80	2.16	10.79
Class Y	1,000	1,002.60	1.21	6.01
Based on 5% Return[2]				
Class A	$1,000	$1,018.46	1.30%	$ 6.56
Class B	1,000	1,013.77	2.24	11.28
Class C	1,000	1,014.14	2.16	10.88
Class Y	1,000	1,018.91	1.21	6.06

See footnotes on page 9.

Ivy Mid Cap Growth Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1.124.10	1.59%	$ 8.39
Class B	1,000	1,117.90	2.64	13.98
Class C	1,000	1,119.30	2.35	12.40
Class Y	1,000	1,125.90	1.25	6.59
Class R**	1,000	1,068.80	1.76	4.55
Based on 5% Return[2]				
Class A	$1,000	$1,016.99	1.59%	$ 7.97
Class B	1,000	1,011.76	2.64	13.28
Class C	1,000	1,013.21	2.35	11.78
Class Y	1,000	1,018.72	1.25	6.26
Class R**	1,000	1,016.15	1.76	8.87

Ivy Money Market Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,016.70	0.90%	$ 4.54
Class B	1,000	1,011.30	1.98	9.96
Class C	1,000	1,011.40	1.95	9.76
Based on 5% Return[2]				
Class A	$1,000	$1,020.44	0.90%	$ 4.55
Class B	1,000	1,015.04	1.98	9.97
Class C	1,000	1,015.23	1.95	9.77

Ivy Municipal Bond Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,005.90	0.82%	$ 4.11
Class B	1,000	1,001.90	1.62	8.11
Class C	1,000	1,002.00	1.60	8.01
Class Y	1,000	1,005.70	0.86	4.31
Based on 5% Return[2]				
Class A	$1,000	$1,020.86	0.82%	$ 4.14
Class B	1,000	1,016.85	1.62	8.17
Class C	1,000	1,016.94	1.60	8.07
Class Y	1,000	1,020.65	0.86	4.34

See footnotes on page 9.

Ivy Science and Technology Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,107.60	1.48%	$ 7.80
Class B	1,000	1,101.90	2.53	13.24
Class C	1,000	1,102.90	2.34	12.30
Class Y	1,000	1,108.40	1.36	7.17
Class R**	1,000	1,050.50	1.69	4.41
Based on 5% Return[2]				
Class A	$1,000	$1,017.53	1.48%	$ 7.46
Class B	1,000	1,012.33	2.53	12.68
Class C	1,000	1,013.25	2.34	11.78
Class Y	1,000	1,018.13	1.36	6.86
Class R**	1,000	1,016.48	1.69	8.47

Ivy Small Cap Growth Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,102.10	1.48%	$ 7.78
Class B	1,000	1,096.30	2.43	12.68
Class C	1,000	1,097.30	2.18	11.43
Class Y	1,000	1,102.20	1.33	6.94
Class R**	1,000	1,079.10	1.67	4.37
Based on 5% Return[2]				
Class A	$1,000	$1,017.56	1.48%	$ 7.46
Class B	1,000	1,012.83	2.43	12.18
Class C	1,000	1,014.05	2.18	10.98
Class Y	1,000	1,018.32	1.33	6.66
Class R**	1,000	1,016.59	1.67	8.37

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2006, and divided by 365.

**Actual inception date of Class R shares for each Fund is 12-29-05 (the date on which shares were first acquired by shareholders).

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Managers' Discussion of Ivy Asset Strategy Fund

March 31, 2006

 

An interview with Michael L. Avery and Daniel J. Vrabac, portfolio managers of the Ivy Asset Strategy Fund

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2006.

How did the Fund perform during the last fiscal year?

The Fund's 32.45 percent return (Class C shares) significantly outpaced both the Fund's stock and fixed-income benchmarks. The S&P 500 Index (reflecting the performance of securities that generally represent the stock market) rose 11.73 percent for the fiscal year while the Citigroup Broad Investment Grade Index (reflecting the performance of securities that generally represent the bond market) advanced 2.41 percent. The Citigroup Short-Term Index for 1 Month Certificates of Deposit (reflecting the performance of securities that generally represent one-month certificates of deposit) rose 3.82 percent.

The Fund's performance for the fiscal year was also exceptionally strong relative to its mutual fund peer group. The Lipper Flexible Portfolio Funds Universe Average (generally reflecting the performance of funds with similar investment objectives) increased 11.41 percent for the fiscal year. Because the Fund invests in multiple asset classes, indexes representing stocks, bonds and cash are presented. Please note that Fund returns and peer group returns include applicable fees

and expenses, whereas unmanaged indexes do not include any fees.

What strategies helped the Fund outperform its benchmark indexes during the fiscal year?

A key component of our success, in our view, was the Fund's flexibility, which allowed us to proactively position the portfolio to seek out what we felt were the best opportunities around the world in all asset classes. Lack of flexibility may have affected our mutual fund peers' ability to take maximum advantage of investments in strong areas and/or significantly underweight areas of market weakness.

Our view is that there is a long-term shift in global economic power and growth to areas outside the U.S., particularly toward Asia. The Fund's portfolio reflected this global rebalancing perspective, with strong weightings in materials, energy and industrial stocks, sectors we believed were likely to benefit from increased economic output and consumer consumption in developing markets. These equity sectors provided particularly strong returns this past year.

During the fiscal year, we devoted a significant portion of the Fund's portfolio to non-U.S. investments, complemented by investments in gold bullion and gold equities. We based this on our concern over the savings/investment imbalance in the U.S., which we believe is a result of the large federal budget deficit and current monetary policy. For the 12-month period ended March 31, non-U.S. stocks provided robust returns, as evidenced by the 28.13 percent return of the Morgan Stanley Capital International All Country World (Excluding U.S.A.) Index. Additionally, calendar year 2005 was the third consecutive year that international stocks outpaced U.S. stocks.

What other market conditions or events influenced the Fund's performance during the fiscal year?

Although the U.S. economy grew last year, our nation's share of global gross domestic product (GDP) declined. We feel this pattern will continue for many years as China, India and other developing markets expand. Companies that helped meet Asia's growing industrial base, infrastructure needs and consumer demand performed exceptionally well this past year. We believe our decision to focus on securities of firms that are capitalizing on this pattern of global economic rebalancing helped fuel the Fund's results. The Fund's positioning also reflected our concern over the value of the U.S. dollar, as well as our belief that higher energy and commodity prices are now the norm and not the exception.

If you look at the percent of global GDP that the so called "BRIC" countries represent – Brazil, Russia, India and China – those countries have moved from representing about 18 percent of global GDP in 1996 to about 24 percent of global GDP in 2004. That's a huge shift in global GDP at the same time that the developed world (U.S., Western Europe and Japan) has stayed relatively flat, and in some cases it actually declined. Assuming that this pattern continues, we believe it could have enormous implications for investment opportunities. Many developing countries are using low-cost labor to attract foreign direct investment to help grow their economy through increased exports. This is particularly true of India and China.

What industries or sectors did you emphasize during the fiscal year?

We increased our allocation to Japanese equities as part of our overall Asia strategy. We believe Japan is truly in a sustainable upswing for the first time in 15 years. Within the U.S. equity market during the fiscal year, performance was led by the energy sector, and we believe that the Fund's higher-than-S&P 500 position in this area augmented our returns. Financial stocks also did well for us. Additionally, over the past six months, materials stocks have been strong performers.

Compared to some of our peers, the Fund's weighting in fixed-income securities was modest during the fiscal year. Our positioning reflected the fact that bond prices were weakening around the world as central banks in Europe, Japan and the U.S. tightened monetary policy. On a global basis, bond investors face the narrowest difference in yields between high and low quality bonds (credit spreads) in many years. Overall, we still think the potential for a correction in certain fixed-income markets is ripe.

What is your outlook for the next 12 months?

Over longer periods of time, we strongly believe that our approach provides a reasonable opportunity for success. We are gratified that during the fiscal year, our adherence to a global rebalancing theme was unusually well rewarded. However, given normal global market volatility and economic cycles, the outstanding double-digit results we delivered this last year should not be viewed as sustainable.

We do not anticipate any major changes in strategy in the year ahead. Overall, we think that the best investment ideas over the next several years in stocks, bonds and precious metals may be outside the U.S. We expect global growth to be driven by Asia, especially China and India. In addition to those countries, other emerging markets are participating; most notably Brazil, Russia and smaller Asian countries such as Vietnam. We're also operating under the premise that energy prices are going to remain high.

Energy demand appears to be outstripping supply, a trend that is exacerbated by geopolitical risks. We also are of the view that there's pressure on the value of the U.S. dollar long term. We intend to maintain an investment in gold for that reason.

There has been, and we believe there will continue to be, significant short-term volatility in many stock and bond markets. We intend to use investor uncertainty and market weakness to help capitalize on opportunities as they arise throughout the world as part of our ongoing effort to deliver value for shareholders. As always, we will use our high degree of portfolio flexibility in an effort to manage risk across asset classes.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed income securities are subject to interest rate risk, and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——————	Ivy Asset Strategy Fund, Class C Shares[1]	$27,794
— — — —	S&P 500 Index	$23,568
— — — —	Citigroup Broad Investment Grade Index	$18,434
– – – – ·	Citigroup Short-Term Index for 1 Month Certificates of Deposit. . . .	$14,828
- - - - - -	Lipper Flexible Portfolio Funds Universe Average	$20,746



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C[3]	Class Y
1-year period ended 3-31-06	25.73%	28.22%	32.45%	33.46%
5-year period ended 3-31-06	10.05%	10.26%	10.52%	11.44%
10-year period ended 3-31-06	—	—	10.76%	11.73%
Since inception of Class[4] through 3-31-06	7.99%	8.03%	—	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4) 7-10-00 for Class A shares and 7-3-00 for Class B shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY ASSET STRATEGY FUND

Portfolio Highlights

On March 31, 2006, Ivy Asset Strategy Fund had net assets totaling $584,934,978 invested in a diversified portfolio of:

44.39%	Foreign Common Stocks
42.99%	Domestic Common Stocks
4.29%	Bullion
2.87%	Foreign Corporate Debt Securities
2.39%	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts
1.51%	United States Government Agency Obligations
0.85%	Other Government Securities
0.71%	Domestic Corporate Debt Securities

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund owned:



Common Stocks	$87.38
Bullion.	$ 4.29
Corporate Debt Securities	$ 3.58
Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$ 2.39
United States Government Agency Obligations	$ 1.51
Other Government Securities.	$ 0.85

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund was invested by industry and by country, respectively, as follows:



Raw Materials Stocks	$16.58
Energy Stocks	$14.57
Financial Services Stocks	$14.35
Business Equipment and Services Stocks	$ 7.89
Capital Goods Stocks	$ 7.06
Technology Stocks	$ 5.12
Miscellaneous Stocks	$ 5.10
Multi-Industry Stocks	$ 4.35
Bullion	$ 4.29
Consumer Nondurables Stocks	$ 3.85
Corporate Debt Securities	$ 3.58
Utilities Stocks	$ 3.44
Transportation Stocks	$ 3.07
Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$ 2.39
Shelter Stocks	$ 2.00
United States Government Agency Obligations	$ 1.51
Other Government Securities	$ 0.85

United States	$47.03
Japan	$11.68
Other	$ 6.81
China	$ 5.40
Brazil	$ 5.05
Bullion	$ 4.29
South Korea	$ 4.14
Canada	$ 3.23
United Kingdom	$ 3.06
Bermuda	$ 2.45
Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$ 2.39
France	$ 2.31
Australia	$ 2.16

The Investments of Ivy Asset Strategy Fund

March 31, 2006

BULLION – 4.29%	Troy Ounces	Value
Gold	42,972	$ 25,080,607
(Cost: $21,571,620)		

COMMON STOCKS	Shares	
Air Transportation – 0.24%		
Air China Limited, H Shares (A)*	3,660,000	1,415,103
Aircraft – 2.89%		
Boeing Company (The)	178,656	13,922,662
United Technologies Corporation.	51,913	3,009,397
		16,932,059
Banks – 6.25%		
Banco Itau Holding Financeira S.A., ADR	199,174	5,929,410
Kabushiki Kaisha Mitsubishi Tokyo Financial		
Group (A)	872	13,335,599
Kookmin Bank (A)	79,090	6,829,612
PT Bank Rakyat Indonesia (A).	5,940,500	2,549,571
Sumitomo Mitsui Financial Group, Inc. (A)	495	5,467,290
Taishin Financial Holding Co., Ltd. (A)	4,471,000	2,465,638
		36,577,120
Business Equipment and Services – 6.10%		
Dentsu Inc. (A)	1,573	5,706,635
Euronet Worldwide, Inc.	212,866	8,050,592
Headwaters Incorporated*	131,509	5,232,743
Jacobs Engineering Group Inc.*	95,751	8,305,442
Mitsubishi Corporation (A)*	82,600	1,880,782
Mitsui & Co., Ltd. (A)	287,000	4,150,161
Nomura Research Institute, Ltd. (A).	19,400	2,378,437
		35,704,792
Capital Equipment – 3.26%		
Caterpillar Inc.	141,407	10,154,437
China Shenhua Energy Company Limited,		
H Shares (A)	2,765,000	4,864,225
SMC Corporation (A)*	25,800	4,020,153
		19,038,815
Chemicals – Petroleum and Inorganic – 0.61%		
Yara International ASA (A)	224,639	3,573,397
Chemicals – Specialty – 0.99%		
Air Products and Chemicals, Inc.	86,473	5,810,121

See Notes to Schedule of Investments on page 26.

The Investments of Ivy Asset Strategy Fund

March 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Coal – 2.56%		
Alpha Natural Resources, Inc.	170,113	$ 3,936,415
Foundation Coal Holdings, Inc.*.	59,968	2,467,084
Peabody Energy Corporation.	169,746	8,556,896
		14,960,395
Construction Materials – 0.49%		
Asahi Glass Company, Limited (A)	192,000	**2,869,397**
Electrical Equipment – 0.25%		
Ushio Inc. (A)	62,400	**1,487,103**
Electronic Components – 2.23%		
Samsung Electronics Co., Ltd. (A)	20,096	**13,030,548**
Finance Companies – 2.24%		
Rio Tinto plc (A)	257,810	**13,088,257**
Food and Related – 3.85%		
Archer Daniels Midland Company	456,313	15,354,932
Bunge Limited	128,318	7,148,596
		22,503,528
Forest and Paper Products – 0.56%		
Aracruz Celulose S.A., ADR	61,369	**3,248,875**
Gold and Precious Metals – 3.35%		
Agnico-Eagle Mines Limited	101,432	3,088,604
Barrick Gold Corporation	301,104	8,202,073
Open Joint Stock Company "Mining and Metallurgical		
Company Norilsk Nickel", ADR.	85,726	8,304,706
		19,595,383
Health Care – Drugs – 2.32%		
Gilead Sciences, Inc.*	217,503	**13,556,962**
Insurance – Life – 2.10%		
China Life Insurance Company Limited,		
H Shares (A)*	9,747,000	**12,310,704**
Mining – 8.88%		
Alumina Limited (A)*	545,886	2,895,833
BHP Billiton Plc (A)	486,499	9,751,992
Cameco Corporation (A)	82,670	2,973,104
Falconbridge Limited (A)	132,302	4,630,032

See Notes to Schedule of Investments on page 26.

The Investments of Ivy Asset Strategy Fund

March 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Mining (Continued)		
Freeport-McMoRan Copper & Gold Inc., Class B	60,340	$ 3,606,522
Inco Limited	212,377	10,595,489
Newmont Mining Corporation	177,746	9,223,240
Phelps Dodge Corporation.	102,661	8,267,290
		51,943,502
Motor Vehicle Parts – 0.18%		
AISIN SEIKI CO., LTD. (A)	27,500	1,070,093
Motor Vehicles – 2.13%		
Toyota Motor Corporation (A).	228,200	12,466,661
Multiple Industry – 4.35%		
General Electric Company	347,264	12,077,842
Hutchison Whampoa Limited, Ordinary Shares (A) . . .	541,000	4,960,872
Las Vegas Sands, Inc.	94,827	5,372,898
Sumitomo Mitsui Financial Group, Inc. (A)(B)*	275	3,037,383
		25,448,995
Non-Residential Construction – 3.06%		
Fluor Corporation	138,659	11,896,942
Hyundai Heavy Industries Co., Ltd. (A)	42,010	3,666,579
Shimizu Corporation (A).	319,000	2,322,710
		17,886,231
Petroleum – International – 3.57%		
Anadarko Petroleum Corporation	73,136	7,387,467
Burlington Resources Inc.	70,318	6,462,927
China Petroleum & Chemical Corporation,		
H Shares (A)	6,996,000	4,057,403
PetroChina Company Limited, H Shares (A)	1,510,000	1,576,332
PetroChina Company Limited, H Shares (A)(B)	1,350,000	1,409,304
		20,893,433
Petroleum – Services – 8.44%		
Baker Hughes Incorporated	123,863	8,472,229
Nabors Industries Ltd.	78,179	5,596,053
Schlumberger Limited*	139,026	17,596,521
Transocean Inc.	112,082	9,000,185
Weatherford International Ltd.*	190,288	8,705,676
		49,370,664
Railroad – 1.84%		
Central Japan Railway Company (A)*	240	2,365,336
Union Pacific Corporation	89,676	8,371,255
		10,736,591

See Notes to Schedule of Investments on page 26.

The Investments of Ivy Asset Strategy Fund

March 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Real Estate Investment Trust – 1.44%		
Hongkong Land Holdings Limited	640,000	$ 2,380,800
Keppel Land Limited (A).	979,000	2,993,013
Sumitomo Realty & Development Co., Ltd. (A)	109,000	3,019,031
		8,392,844
Retail – Food Stores – 0.47%		
LAWSON, INC. (A).	72,800	2,740,051
Security and Commodity Brokers – 3.76%		
Chicago Mercantile Exchange Holdings Inc.	31,008	13,876,080
Legg Mason, Inc.	64,833	8,125,520
		22,001,600
Steel – 2.75%		
Companhia Vale do Rio Doce, ADR	331,450	16,085,268
Timesharing and Software – 1.79%		
Google Inc., Class A	27,169	10,495,249
Trucking and Shipping – 0.99%		
United Parcel Service, Inc., Class B*.	72,835	5,781,642
Utilities – Electric – 2.31%		
Veolia Environment (A).	243,452	13,521,177
Utilities – Telephone – 1.13%		
China Mobile (Hong Kong) Limited (A)	1,258,500	6,609,471
TOTAL COMMON STOCKS – 87.38%		**$511,146,031**
(Cost: $432,861,214)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Banks – 0.18%		
Banco BMG S.A.,		
6.0%, 3–2–07	$1,040	1,027,000
Beverages – 0.31%		
Bavaria S.A.,		
8.875%, 11–1–10	1,200	1,296,000
Central European Distribution Corporation,		
8.0%, 7–25–12 (B)(C).	EUR400	531,423
		1,827,423

See Notes to Schedule of Investments on page 26.

The Investments of Ivy Asset Strategy Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Capital Equipment – 0.05%		
Hyundai Motor Company,		
5.3%, 12–19–08 (B)	$ 320	$ 315,813
Chemicals – Petroleum and Inorganic – 0.10%		
Braskem S.A.,		
12.5%, 11–5–08 (B)	500	566,250
Construction Materials – 0.15%		
Interface, Inc.:		
7.3%, 4–1–08	160	163,200
9.5%, 2–1–14	170	174,250
Ply Gem Industries, Inc.,		
9.0%, 2–15–12	595	553,350
		890,800
Finance Companies – 0.24%		
ALROSA Finance S.A.,		
8.125%, 5–6–08	300	314,610
Russian Standard Bank:		
7.5%, 10–7–10	400	391,000
7.5%, 10–7–10 (B)	200	195,750
SLM Corporation,		
4.0%, 7–25–14	200	185,496
Toyota Motor Credit Corporation,		
5.49%, 1–18–15	325	301,398
		1,388,254
Food and Related – 0.46%		
Cosan S.A. Industria e Comercio:		
9.0%, 11–1–09	2,050	2,173,000
9.0%, 11–1–09 (B)	500	532,500
		2,705,500
Forest and Paper Products – 0.30%		
P. H. Glatfelter Company, Series B,		
6.875%, 7–15–07	1,000	1,009,568
Sino-Forest Corporation,		
9.125%, 8–17–11 (B)	700	752,500
		1,762,068
Hospital Supply and Management – 0.06%		
US Oncology Holdings, Inc.,		
10.32%, 3–15–15	375	375,938

See Notes to Schedule of Investments on page 26.

The Investments of Ivy Asset Strategy Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Mining – 0.09%		
Vedanta Resources plc,		
6.625%, 2–22–10 (B)	$ 550	$ 536,398
Motion Pictures – 0.05%		
Cinemark, Inc.,		
0.0%, 3–15–14 (D)	400	306,000
Petroleum – International – 0.09%		
Panva Gas Holdings Limited,		
8.25%, 9–23–11	500	525,402
Railroad – 0.14%		
Union Pacific Corporation,		
6.7%, 12–1–06	800	806,684
Steel – 0.35%		
Evraz Group S.A.:		
8.25%, 11–10–15	1,500	1,518,750
8.25%, 11–10–15 (B)	500	505,000
		2,023,750
Utilities – Electric – 0.16%		
Empresa Nacional de Electricidad S.A.,		
7.75%, 7–15–08	900	937,487
Utilities – Gas and Pipeline – 0.34%		
Transportadora de Gas del Sur S.A.,		
7.5%, 12–15–13	2,000	2,000,000
Utilities – Telephone – 0.51%		
Digicel Limited,		
9.25%, 9–1–12	1,600	1,692,000
Open Joint Stock Company Mobile TeleSystems,		
9.75%, 1–30–08	500	525,650
Open Joint Stock Company "Vimpel-Communications",		
10.0%, 6–16–09 (B)	700	752,500
		2,970,150
TOTAL CORPORATE DEBT SECURITIES – 3.58%		**$ 20,964,917**

(Cost: $20,930,692)

See Notes to Schedule of Investments on page 26.

The Investments of Ivy Asset Strategy Fund

March 31, 2006

OTHER GOVERNMENT SECURITIES	Principal Amount in Thousands	Value
South Korea – 0.12%		
Korea Development Bank (The),		
4.96%, 10–29–06	$ 700	**$ 700,559**
United Kingdom – 0.73%		
United Kingdom Treasury:		
5.75%, 12–7–09 (C)	GBP1,400	2,535,990
4.75%, 6–7–10 (C)	1,000	1,757,103
		4,293,093
TOTAL OTHER GOVERNMENT SECURITIES – 0.85%		**$ 4,993,652**
(Cost: $5,098,653)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Mortgage-Backed Obligations		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only):		
5.0%, 4–15–19	$ 549	81,649
5.0%, 4–15–19	268	39,303
5.0%, 2–15–20	725	27,669
5.0%, 7–15–21	369	35,175
5.0%, 5–25–22	386	61,149
5.0%, 6–15–22	570	25,460
5.0%, 7–15–22	2,130	110,169
5.0%, 11–15–22	692	104,872
5.0%, 1–15–23	442	24,662
5.0%, 4–15–23	231	19,999
5.0%, 5–15–23	471	81,869
5.0%, 8–15–23	349	60,464
5.5%, 11–15–23	1,100	121,365
5.5%, 11–15–23	940	85,177
5.0%, 9–15–24	689	61,089
5.5%, 9–15–24	395	34,637
5.5%, 4–15–25	247	26,372
5.5%, 4–15–25	90	13,245
5.0%, 9–15–25	904	92,240
5.5%, 10–15–25	5,290	1,126,359

See Notes to Schedule of Investments on page 26.

The Investments of Ivy Asset Strategy Fund

March 31, 2006

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (Continued)		
5.0%, 4–15–26	$3,731	$ 364,419
5.0%, 10–15–28	990	227,890
5.5%, 2–15–30	342	44,698
5.0%, 8–15–30	506	56,914
5.5%, 3–15–31	476	70,531
5.5%, 10–15–32	4,769	1,003,593
5.5%, 5–15–33	3,412	823,158
Federal National Mortgage Association Agency REMIC/CMO (Interest Only):		
5.5%, 11–25–17	615	59,202
5.0%, 7–25–23	6,757	1,217,649
5.0%, 8–25–23	2,168	372,701
5.5%, 9–25–25	387	33,472
5.5%, 11–25–25	866	70,554
5.0%, 9–25–30	2,964	491,784
5.5%, 12–25–33	4,044	936,064
Government National Mortgage Association Agency REMIC/CMO (Interest Only):		
5.0%, 1–20–30	920	133,178
5.0%, 6–20–31	1,003	150,520
5.0%, 7–20–33	192	38,336
5.5%, 11–20–33	1,023	197,008
5.5%, 7–1–35	1,705	279,587
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.51%		**$ 8,804,182**

(Cost: $8,228,424)

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – 0.00%	Face Amount in Thousands	
Euro, 6–8–06 (C)	EUR300	7,982
Euro, 6–8–06 (C)	300	(1,982)
Euro, 7–19–06 (C)	800	6,450
Euro, 7–19–06 (C)	400	(2,739)
		$ 9,711

See Notes to Schedule of Investments on page 26.

The Investments of Ivy Asset Strategy Fund

March 31, 2006

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Aircraft – 1.53%		
United Technologies Corporation,		
4.75%, 4–21–06	$9,000	$ 8,976,250
Aluminum – 1.20%		
Alcan Aluminum Corp.,		
4.9%, 4–3–06	7,001	6,999,094
Finance Companies – 1.71%		
Preferred Receivables Funding Corp.,		
4.67%, 4–17–06	5,000	4,989,622
Prudential Funding LLC,		
4.65%, 4–13–06	5,000	4,992,250
		9,981,872
Mining – 1.13%		
BHP Billiton Finance (USA) Limited		
(BHP Billiton Limited),		
4.83%, 4–3–06	6,605	6,603,228
TOTAL SHORT-TERM SECURITIES – 5.57%		$ 32,560,444
(Cost: $32,560,444)		
TOTAL INVESTMENT SECURITIES – 103.18%		$603,559,544
(Cost: $521,251,047)		
LIABILITIES, NET OF CASH[E] AND		
OTHER ASSETS – (3.18%)		(18,624,566)
NET ASSETS – 100.00%		$584,934,978

See Notes to Schedule of Investments on page 26.

The Investments of Ivy Asset Strategy Fund

March 31, 2006

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

The following swap agreements were outstanding at March 31, 2006. (See Note 7 to financial statements):

Counterparty	Reference Entity	Fixed Rate	Expiration Date	Notional Amount	Unrealized Depreciation
Merrill Lynch International	Dow Jones CDX Emerging Markets Series 4	1.8%	12–20–10	$1,800,000	$ (49,500)
Merrill Lynch International	Dow Jones CDX North America High Yield Series 5	3.95%	12–20–10	2,134,000	(76,824)
					$(126,324)

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, the total value of these securities amounted to $9,134,821 or 1.56% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro, GBP – Great Britain Pound).

(D) The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

(E) Cash serves as collateral for the following open futures contract at March 31, 2006. (See Note 8 to financial statements):

Underlying Security	Number of Contracts	Expiration Date	Market Value	Underlying Face Amount at Value
S&P 500 Futures	15	6–21–06	$4,887,375	$4,836,750

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY ASSET STRATEGY FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):	
Securities (cost – $499,679)	$578,479
Bullion (cost – $21,572)	25,081
	603,560
Cash	2,741
Cash denominated in foreign currencies (cost – $230)	231
Initial margin – futures	236
Deposit with broker for swaps	100
Receivables:	
Fund shares sold	18,975
Investment securities sold	4,846
Dividends and interest	1,463
Variation margin	16
Prepaid and other assets	30
Total assets	632,198

LIABILITIES

Payable for investment securities purchased	46,245
Payable to Fund shareholders	626
Unrealized depreciation on swap agreements (Note 7)	126
Accrued shareholder servicing (Note 2)	84
Accrued accounting services fee (Note 2)	12
Accrued management fee (Note 2)	11
Amortized swap premiums received (Note 7)	10
Accrued distribution fee (Note 2)	6
Accrued service fee (Note 2)	4
Other	139
Total liabilities	47,263
Total net assets	$584,935

See Notes to Financial Statements.

Statement of Assets and Liabilities

IVY ASSET STRATEGY FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)   *(Continued)*

NET ASSETS

$0.01 par value capital stock:		
Capital stock	$	314
Additional paid-in capital		493,319
Accumulated undistributed income:		
Accumulated undistributed net investment income		322
Accumulated undistributed net realized gain		
on investment transactions		8,836
Net unrealized appreciation in value of investments		82,144
Net assets applicable to outstanding units of capital		$584,935
Net asset value per share (net assets divided by shares outstanding):		
Class A		$18.76
Class B		$18.50
Class C		$18.54
Class Y		$18.78
Capital shares outstanding:		
Class A		14,324
Class B		1,988
Class C		13,500
Class Y		1,557
Capital shares authorized		300,000

See Notes to Financial Statements.

Statement of Operations

IVY ASSET STRATEGY FUND
For the Fiscal Year Ended March 31, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $99)	$ 3,026
Interest and amortization	1,754
Total income	4,780
Expenses (Note 2):	
Investment management fee	1,651
Distribution fee:	
Class A	49
Class B	143
Class C	791
Service fee:	
Class A	211
Class B	48
Class C	264
Class Y	28
Shareholder servicing:	
Class A	226
Class B	59
Class C	205
Class Y	18
Accounting services fee	89
Custodian fees	57
Audit fees	17
Legal fees	5
Other	140
Total expenses	4,001
Net investment income	779

See Notes to Financial Statements.

Statement of Operations

IVY ASSET STRATEGY FUND

For the Fiscal Year Ended March 31, 2006

(In Thousands) *(Continued)*

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)	
Realized net gain on securities	$11,154
Realized net loss on forward currency contracts	(245)
Realized net loss on swap agreements	(101)
Realized net loss on futures contracts	(108)
Realized net loss on written options	(281)
Realized net loss on foreign currency transactions	(96)
Realized net gain on investments	10,323
Unrealized appreciation in value of securities during the period	67,707
Unrealized appreciation in value of forward currency contracts during the period	231
Unrealized depreciation in value of swap agreements during the period	(126)
Unrealized depreciation in value of futures contracts during the period	(51)
Unrealized appreciation in value of foreign currency exchange during the period	11
Unrealized appreciation in value of investments during the period	67,772
Net gain on investments	78,095
Net increase in net assets resulting from operations	$78,874

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY ASSET STRATEGY FUND

(In Thousands)

	For the fiscal year ended March 31,	
	2006	**2005**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 779	$ 13
Realized net gain on investments	10,323	906
Unrealized appreciation	67,772	8,196
Net increase in net assets resulting from operations	78,874	9,115
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(271)	(100)
Class B	(1)	(9)
Class C	(45)	(60)
Class Y	(29)	(11)
Realized gains on investment transactions:		
Class A	(1,037)	(207)
Class B	(182)	(78)
Class C	(1,029)	(396)
Class Y	(106)	(24)
	(2,700)	(885)
Capital share transactions (Note 5)	399,680	25,513
Total increase	475,854	33,743
NET ASSETS		
Beginning of period	109,081	75,338
End of period	$584,935	$109,081
Undistributed net investment income (loss)	$ 322	$ (15)

(1)See "Financial Highlights" on pages 32 - 35.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$14.21	$12.86	$11.18	$11.33	$11.98
Income (loss) from investment operations:					
Net investment income	0.05	0.06	0.08	0.16	0.25
Net realized and unrealized gain (loss) on investments	4.68	1.47	1.71	(0.16)	(0.40)
Total from investment operations	4.73	1.53	1.79	(0.00)	(0.15)
Less distributions from:					
Net investment income	(0.04)	(0.07)	(0.11)	(0.15)	(0.30)
Capital gains	(0.14)	(0.11)	(0.00)	(0.00)	(0.20)
Total distributions	(0.18)	(0.18)	(0.11)	(0.15)	(0.50)
Net asset value, end of period	$18.76	$14.21	$12.86	$11.18	$11.33
Total return[1]	33.40%	12.02%	16.06%	0.00%	−1.25%
Net assets, end of period (in millions)	$269	$39	$17	$9	$4
Ratio of expenses to average net assets	1.28%	1.44%	1.47%	1.40%	1.45%
Ratio of net investment income to average net assets	0.69%	0.56%	0.53%	1.23%	2.28%
Portfolio turnover rate	53%	98%	254%	109%	143%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$14.11	$12.83	$11.17	$11.32	$11.97
Income (loss) from investment operations:					
Net investment income (loss) ...	0.01	(0.03)	(0.03)	0.05	0.17
Net realized and unrealized gain (loss) on investments	4.52	1.44	1.71	(0.15)	(0.41)
Total from investment operations ...	4.53	1.41	1.68	(0.10)	(0.24)
Less distributions from:					
Net investment income	(0.00)*	(0.02)	(0.02)	(0.05)	(0.21)
Capital gains	(0.14)	(0.11)	(0.00)	(0.00)	(0.20)
Total distributions	(0.14)	(0.13)	(0.02)	(0.05)	(0.41)
Net asset value, end of period	$18.50	$14.11	$12.83	$11.17	$11.32
Total return	32.22%	11.02%	15.07%	–0.92%	–2.03%
Net assets, end of period (in millions)	$37	$11	$7	$3	$3
Ratio of expenses to average net assets	2.14%	2.30%	2.38%	2.35%	2.25%
Ratio of net investment income (loss) to average net assets	–0.13%	–0.30%	–0.40%	0.31%	1.50%
Portfolio turnover rate	53%	98%	254%	109%	143%

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$14.12	$12.83	$11.17	$11.32	$11.97
Income (loss) from investment operations:					
Net investment income (loss) ...	0.01	(0.03)	(0.03)	0.05	0.19
Net realized and unrealized gain (loss) on investments	4.56	1.45	1.73	(0.14)	(0.43)
Total from investment operations ...	4.57	1.42	1.70	(0.09)	(0.24)
Less distributions from:					
Net investment income	(0.01)	(0.02)	(0.04)	(0.06)	(0.21)
Capital gains	(0.14)	(0.11)	(0.00)	(0.00)	(0.20)
Total distributions	(0.15)	(0.13)	(0.04)	(0.06)	(0.41)
Net asset value, end of period	$18.54	$14.12	$12.83	$11.17	$11.32
Total return	32.45%	11.11%	15.21%	–0.79%	–1.98%
Net assets, end of period (in millions)	$250	$55	$49	$51	$47
Ratio of expenses to average net assets	2.01%	2.21%	2.27%	2.20%	2.20%
Ratio of net investment income (loss) to average net assets	–0.01%	–0.22%	–0.26%	0.46%	1.59%
Portfolio turnover rate	53%	98%	254%	109%	143%

See Notes to Financial Statements.

Financial Highlights

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$14.22	$12.87	$11.18	$11.33	$11.98
Income (loss) from investment operations:					
Net investment income	0.05	0.08	0.09	0.11	0.28
Net realized and unrealized gain (loss) on investments . . .	4.69	1.45	1.71	(0.10)	(0.42)
Total from investment operations . . .	4.74	1.53	1.80	0.01	(0.14)
Less distributions from:					
Net investment income	(0.04)	(0.07)	(0.11)	(0.16)	(0.31)
Capital gains	(0.14)	(0.11)	(0.00)	(0.00)	(0.20)
Total distributions	(0.18)	(0.18)	(0.11)	(0.16)	(0.51)
Net asset value, end of period	$18.78	$14.22	$12.87	$11.18	$11.33
Total return	33.46%	12.05%	16.19%	0.08%	−1.14%
Net assets, end of period (in millions)	$29	$4	$2	$1	$1
Ratio of expenses to average net assets	1.22%	1.35%	1.39%	1.32%	1.33%
Ratio of net investment income to average net assets	0.81%	0.66%	0.67%	1.34%	2.44%
Portfolio turnover rate	53%	98%	254%	109%	143%

See Notes to Financial Statements.

Manager's Discussion of
Ivy Capital Appreciation Fund

March 31, 2006



**An interview with Barry M. Ogden, CFA, CPA,
portfolio manager of the Ivy Capital Appreciation Fund**

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2006.

How did the Fund perform during the last fiscal year?

The Fund showed a strong return for the period, with the Fund's Class A shares increasing 14.64 percent during the fiscal year (before the impact of sales charges). This compares to the S&P 500 Index (reflecting the performance of securities that generally represent the stock market), which increased 11.73 percent during the same period, and the Lipper Large-Cap Growth Funds Universe Average (reflecting the universe of funds with similar investment objectives), which increased 14.27 percent during the period. Please note that Fund returns and peer group returns include applicable fees and expenses, whereas unmanaged indexes do not include any fees.

What factors affected the Fund's performance relative to its benchmark index during the fiscal year?

We believe the Fund benefited from its overweight positions in energy, technology, and health care. However, it's worth noting that health care underperformed during the last two months of the fiscal year, as virtually all sectors within health care are down

significantly from highs earlier in the fiscal year. We have since made very modest changes to our health care weightings, as we remain positive on the fundamental outlook of the companies we own and their valuations are more than reasonable, in our opinion. Of course, we have taken notice of this reversal in what has been strong performance over the past few years – 2005, in particular – realizing that it may be indicative of some broader message signaling a possible change in this sector, so we intend to monitor things carefully. Meanwhile, our exposure to both energy and technology has contributed to our overall performance.

What other market conditions or events influenced the Fund's performance during the fiscal year?

The broader markets had a strong year; we believe much of that performance was reflecting the strength in the underlying economy, both domestically and internationally. Remarkably, despite escalating energy prices and rising interest rates, investors thus far appear to have focused their attention on the U.S. economy, which continues to show few signs of slowing down after several years of exceptional growth. It is our opinion that the economy has the potential to maintain this momentum for the remainder of the year, barring any unforeseen economic disruptions. Meanwhile, the

Federal Reserve continues to raise short-term rates, now at 4.75 percent, though we feel the tightening campaign may be nearing its end. Surprisingly, we have seen few signs of inflationary pressures working their way to the consumer; if this should change, the Fed likely could be forced to take rates higher than the market currently is expecting. It's also worth pointing out that, in general, higher beta and small capitalization stocks once again continued their outperformance of lower beta and large capitalization stocks. This trend has lasted for some time now, and the valuation disparities between small cap and large cap are nearing record levels. This development also has endured longer than we would have predicted, and we cannot be certain when it may slow or cease.

What strategies and techniques did you employ that specifically affected the Fund's performance?

In general, the strategic direction for the Fund did not change materially during the fiscal year, as we continued our overweight positioning in health care, technology and energy. We believe these three sectors have visible, long-term, secular investment themes that positively impacted our performance during the past 12 months, and we continue to seek out new ways to exploit and capitalize on these trends. Our overall investment approach did not change, as we maintained very detailed, bottom-up fundamental analysis on the various investments, combining this with our top-down macroeconomic work. We remain committed to investing in what we feel are high-quality companies that look to be characterized by profit growth, increased market share, and an ability to exceed earnings expectations for the foreseeable future. Valuation, relative to future growth opportunities and operating free cash flow, continues to play a role in our investment decisions.

What is your outlook for the next 12 months?

We remain constructive on the broader markets, given the strong U.S. and global economic backdrop coupled with what appears to be a Fed that could be close to taking a pause in raising rates. In addition, despite higher energy prices, consumer confidence remains at historically strong levels, partly explained by the strength in the labor markets. Also, the average consumer's net worth is being helped by the continued strength in the housing markets, albeit at a slowing pace, as well as equity markets that are up significantly since the beginning of 2003. Considering the strength of the markets since October 2005, we would not be surprised to see the broader markets consolidate or go through a corrective phase for a short period of time, though we generally believe 2006 should again be an up year. Above all, we remain committed in our attempt to identify and capitalize on what we feel are new and developing investment themes for the benefit of the Fund and our shareholders.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Ivy Capital Appreciation Fund, Class A Shares[1]	$8,633
— — —	S&P 500 Index	$9,769
— — —	Lipper Large-Cap Growth Funds Universe Average	$7,150



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class Y
1-year period ended 3-31-06	8.05%	9.52%	13.68%	14.64%
5-year period ended 3-31-06	3.73%	3.80%	3.92%	—
10-year period ended 3-31-06	—	—	—	—
Since inception of Class[3] through 3-31-06	−2.52%	−2.78%	−2.53%	15.57%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 6-30-00 for Class A shares, 7-13-00 for Class B share, 7-6-00 for Class C shares and 9-15-04 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY CAPITAL APPRECIATION FUND

Portfolio Highlights

On March 31, 2006, Ivy Capital Appreciation Fund had net assets totaling $45,556,662 invested in a diversified portfolio of:

92.59%	Domestic Common Stocks
6.30%	Foreign Common Stocks
1.11%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund owned:



Health Care Stocks	$27.00
Technology Stocks	$25.10
Energy Stocks	$ 8.30
Financial Services Stocks	$ 7.78
Multi-Industry Stocks	$ 7.42
Business Equipment and Services Stocks.	$ 6.55
Retail Stocks.	$ 5.18
Miscellaneous Stocks.	$ 4.19
Transportation Stocks.	$ 3.72
Consumer Nondurables Stocks	$ 3.65
Cash and Cash Equivalents.	$ 1.11

The Investments of Ivy Capital Appreciation Fund

March 31, 2006

COMMON STOCKS	Shares	Value
Air Transportation – 0.52%		
UTi Worldwide Inc.	7,500	$ 236,588
Aircraft – 3.68%		
Boeing Company (The)	6,000	467,580
L–3 Communications Holdings, Inc.	6,000	514,740
United Technologies Corporation.	12,000	695,640
		1,677,960
Business Equipment and Services – 0.72%		
Infosys Technologies Limited, ADR	2,300	178,905
VeriFone Holdings, Inc.*.	5,000	151,450
		330,355
Chemicals – Petroleum and Inorganic – 1.12%		
Monsanto Company.	6,000	**508,500**
Communications Equipment – 1.80%		
Cisco Systems, Inc.*	8,000	173,400
Corning Incorporated*	24,000	645,840
		819,240
Computers – Main and Mini – 2.28%		
Hewlett-Packard Company.	20,000	658,000
Xerox Corporation*.	25,000	380,000
		1,038,000
Computers – Micro – 2.31%		
Apple Computer, Inc.*	12,000	752,580
Dell Inc.*.	10,000	298,150
		1,050,730
Computers – Peripherals – 6.66%		
Adobe Systems Incorporated	28,000	978,740
EMC Corporation*	15,000	204,450
Microsoft Corporation.	34,000	925,990
SAP Aktiengesellschaft, ADR	13,000	706,160
Synaptics Incorporated*.	10,000	219,750
		3,035,090
Defense – 2.64%		
DRS Technologies, Inc.	12,600	691,362
General Dynamics Corporation	8,000	511,840
		1,203,202

See Notes to Schedule of Investments on page 44.

The Investments of Ivy Capital Appreciation Fund

March 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Electronic Components – 5.41%		
Advanced Micro Devices, Inc.*	18,000	$ 596,880
Analog Devices, Inc.	7,000	268,030
Broadcom Corporation, Class A*.	9,000	388,395
Maxim Integrated Products, Inc.	14,000	520,170
SanDisk Corporation*	12,000	689,160
		2,462,635
Electronic Instruments – 0.32%		
Novellus Systems, Inc.*	6,000	**144,030**
Finance Companies – 2.27%		
Fannie Mae.	4,000	205,600
SLM Corporation	16,000	831,040
		1,036,640
Health Care – Drugs – 12.86%		
Affymetrix, Inc.*	9,000	296,280
Alcon, Inc.	5,500	573,430
Amgen Inc.*	13,800	1,007,193
Genentech, Inc.*	7,000	591,570
Genzyme Corporation*	10,000	673,750
Gilead Sciences, Inc.*	20,000	1,246,600
MedImmune, Inc.*	12,000	438,900
Schering-Plough Corporation	13,000	246,870
Teva Pharmaceutical Industries Limited, ADR	19,000	782,420
		5,857,013
Health Care – General – 4.22%		
Da Vita Inc.*	13,000	782,730
Schein (Henry), Inc.*	17,000	813,195
St. Jude Medical, Inc.*	8,000	328,000
		1,923,925
Hospital Supply and Management – 9.92%		
Aetna Inc.	14,000	687,960
Caremark Rx, Inc.*.	13,000	639,340
Medtronic, Inc.	8,000	406,000
PSS World Medical, Inc.*.	18,000	347,040
Tenet Healthcare Corporation*.	60,000	442,800
Triad Hospitals, Inc.*.	12,000	502,800
UnitedHealth Group Incorporated	17,000	949,620
WellPoint, Inc.*.	7,000	542,010
		4,517,570

See Notes to Schedule of Investments on page 44.

The Investments of Ivy Capital Appreciation Fund

March 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Hotels and Gaming – 0.45%		
Hilton Hotels Corporation.	8,000	$ 203,680
Household – General Products – 3.65%		
Colgate-Palmolive Company	13,000	742,300
Procter & Gamble Company (The)	16,000	921,920
		1,664,220
Insurance – Property and Casualty – 0.21%		
Berkshire Hathaway Inc., Class B*	32	96,384
Metal Fabrication – 1.43%		
Precision Castparts Corp.	11,000	653,400
Multiple Industry – 7.42%		
Altria Group, Inc.	7,200	510,192
Emageon Inc.*	17,000	288,320
General Electric Company	40,000	1,391,200
Las Vegas Sands, Inc.*	14,000	793,240
US Airways Group, Inc.*.	10,000	400,000
		3,382,952
Petroleum – International – 4.34%		
Anadarko Petroleum Corporation	6,000	606,060
Apache Corporation.	6,000	393,060
Burlington Resources Inc.	5,000	459,550
Exxon Mobil Corporation	8,500	517,310
		1,975,980
Petroleum – Services – 3.96%		
Nabors Industries Ltd.*.	5,500	393,690
Patterson-UTI Energy, Inc.	11,000	351,505
Schlumberger Limited	5,000	632,850
Transocean Inc.*.	5,300	425,590
		1,803,635
Railroad – 1.28%		
Burlington Northern Santa Fe Corporation	7,000	583,310
Restaurants – 0.54%		
P.F. Chang's China Bistro, Inc.*	5,000	246,175

See Notes to Schedule of Investments on page 44.

The Investments of Ivy Capital Appreciation Fund

March 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Retail – Food Stores – 2.95%		
CVS Corporation	19,000	$ 567,530
Walgreen Co.	18,000	776,340
		1,343,870
Retail – General Merchandise – 0.80%		
Target Corporation	7,000	**364,070**
Retail – Specialty Stores – 0.89%		
Abercrombie & Fitch Co., Class A	7,000	**408,100**
Security and Commodity Brokers – 5.30%		
Goldman Sachs Group, Inc. (The)	2,700	423,792
Legg Mason, Inc.	7,500	939,975
Marsh & McLennan Companies, Inc.	10,000	293,600
Merrill Lynch & Co., Inc.	8,000	630,080
Morgan Stanley	2,000	125,640
		2,413,087
Timesharing and Software – 5.83%		
aQuantive, Inc.*	10,000	235,350
eBay Inc.*	10,000	390,350
Google Inc., Class A*	4,000	1,545,180
Yahoo! Inc.*	15,000	484,425
		2,655,305
Trucking and Shipping – 1.92%		
United Parcel Service, Inc., Class B	11,000	**873,180**
Utilities – Telephone – 1.19%		
AT&T Inc.	20,000	**540,800**
TOTAL COMMON STOCKS – 98.89%		**$45,049,626**
(Cost: $39,239,092)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Commercial Paper – 2.98%		
Finance Companies		
Preferred Receivables Funding Corp.,		
4.88%, 4–3–06	$1,359	**1,358,632**

See Notes to Schedule of Investments on page 44.

The Investments of Ivy Capital Appreciation Fund

March 31, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
United States Government Agency Obligation – 3.07%		
Federal Home Loan Bank,		
4.65%, 4–3–06	$1,400	$ 1,399,638
TOTAL SHORT-TERM SECURITIES – 6.05%		$ 2,758,270
(Cost: $2,758,270)		
TOTAL INVESTMENT SECURITIES – 104.94%		$47,807,896
(Cost: $41,997,362)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (4.94%)		(2,251,234)
NET ASSETS – 100.00%		$45,556,662

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY CAPITAL APPRECIATION FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $41,997) (Notes 1 and 3):	$47,808
Receivables:	
Investment securities sold	965
Fund shares sold	92
Dividends and interest	17
Prepaid and other assets	28
Total assets	48,910

LIABILITIES

Payable for investment securities purchased	3,202
Payable to Fund shareholders	130
Accrued shareholder servicing (Note 2)	10
Due to custodian	7
Accrued accounting services fee (Note 2)	2
Accrued distribution and service fees (Note 2)	1
Accrued management fee (Note 2)	1
Total liabilities	3,353
Total net assets	$45,557

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 50
Additional paid-in capital	42,080
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(2)
Accumulated undistributed net realized loss on	
investment transactions	(2,382)
Net unrealized appreciation in value of investments	5,811
Net assets applicable to outstanding units of capital	$45,557

Net asset value per share (net assets divided by shares outstanding):

Class A	$9.16
Class B	$8.65
Class C	$8.64
Class Y	$9.16

Capital shares outstanding:

Class A	3,866
Class B	251
Class C	833
Class Y	87
Capital shares authorized	300,000

See Notes to Financial Statements.

Statement of Operations

IVY CAPITAL APPRECIATION FUND

For the Fiscal Year Ended March 31, 2006
(In Thousands)

INVESTMENT LOSS	
Income (Note 1B):	
Dividends (net of foreign withholding taxes of $1)	$ 214
Interest and amortization	110
Total income	324
Expenses (Note 2):	
Investment management fee	207
Shareholder servicing:	
Class A	64
Class B	9
Class C	15
Class Y	1
Service fee:	
Class A	51
Class B	4
Class C	14
Class Y	1
Distribution fee:	
Class A	10
Class B	14
Class C	41
Registration fees	54
Accounting services fee	25
Audit fees	21
Custodian fees	11
Legal fees	—*
Other	16
Total	558
Less voluntary waiver of investment management fee (Note 2)	(81)
Total expenses	477
Net investment loss	(153)
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)	
Realized net gain on securities	379
Realized net loss on written options	(56)
Realized net gain on investments	323
Unrealized appreciation in value of investments during the period	3,979
Net gain on investments	4,302
Net increase in net assets resulting from operations	$4,149

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY CAPITAL APPRECIATION FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2006	2005
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (153)	$ (20)
Realized net gain on investments	323	167
Unrealized appreciation.	3,979	535
Net increase in net assets resulting from operations.	4,149	682
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	27,007	5,857
Total increase	31,156	6,539
NET ASSETS		
Beginning of period.	14,401	7,862
End of period.	$45,557	$14,401
Undistributed net investment loss	$ (2)	$ (1)

(1)See "Financial Highlights" on pages 48 - 51.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$7.99	$7.52	$5.73	$6.43	$7.19
Income (loss) from investment operations:					
Net investment loss.	(0.03)[2]	(0.02)	(0.06)	(0.03)	(0.08)
Net realized and unrealized gain (loss) on investments.	1.20[2]	0.49	1.85	(0.67)	(0.68)
Total from investment operations . . .	1.17	0.47	1.79	(0.70)	(0.76)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$9.16	$7.99	$7.52	$5.73	$6.43
Total return[3]	14.64%	6.25%	31.24%	−10.89%	−10.57%
Net assets, end of period (in millions)	$36	$11	$6	$4	$4
Ratio of expenses to average net assets including voluntary expense waiver	1.30%	1.19%	1.47%	1.50%	1.62%
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	−0.29%	0.03%	−1.05%	−0.67%	−0.92%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.55%	1.84%	2.12%	2.15%	2.17%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−0.54%	−0.62%	−1.70%	−1.32%	−1.46%
Portfolio turnover rate	60%	62%	115%	145%	96%

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$7.62	$7.26	$5.58	$6.31	$7.12
Income (loss) from investment operations:					
Net investment loss.	(0.11)[2]	(0.01)	(0.09)	(0.11)	(0.13)
Net realized and unrealized gain (loss) on investments.	1.14[2]	0.37	1.77	(0.62)	(0.68)
Total from investment operations . . .	1.03	0.36	1.68	(0.73)	(0.81)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$8.65	$7.62	$7.26	$5.58	$6.31
Total return	13.52%	4.96%	30.11%	−11.57%	−11.38%
Net assets, end of period (in thousands)	$2,173	$1,068	$538	$247	$358
Ratio of expenses to average net assets including voluntary expense waiver	2.31%	2.03%	2.28%	2.47%	2.56%
Ratio of net investment loss to average net assets including voluntary expense waiver	−1.30%	−0.81%	−1.87%	−1.63%	−1.86%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.56%	2.68%	2.93%	3.12%	3.42%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−1.55%	−1.46%	−2.52%	−2.28%	−2.71%
Portfolio turnover rate	60%	62%	115%	145%	96%

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Based on average weekly shares outstanding.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$7.60	$7.24	$5.57	$6.32	$7.13
Income (loss) from investment operations:					
Net investment income (loss)	(0.09)[2]	0.03	(0.11)	(0.12)	(0.19)
Net realized and unrealized gain (loss) on investments. . .	1.13[2]	0.33	1.78	(0.63)	(0.62)
Total from investment operations	1.04	0.36	1.67	(0.75)	(0.81)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$8.64	$7.60	$7.24	$5.57	$6.32
Total return	13.68%	4.97%	29.98%	−11.87%	−11.36%
Net assets, end of period (in millions)	$7	$2	$1	$1	$1
Ratio of expenses to average net assets including voluntary expense waiver	2.07%	2.15%	2.46%	2.64%	2.76%
Ratio of net investment loss to average net assets including voluntary expense waiver	−1.05%	−0.96%	−2.05%	−1.81%	−2.07%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.32%	2.80%	3.11%	3.29%	3.69%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−1.30%	−1.61%	−2.70%	−2.46%	−2.99%
Portfolio turnover rate	60%	62%	115%	145%	96%

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Based on average weekly shares outstanding.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended 3-31-06	For the period from 9-15-04[2] to 3-31-05
Net asset value, beginning of period	$7.99	$7.33
Income (loss) from investment operations:		
Net investment income (loss)	(0.02)[3]	0.03
Net realized and unrealized gain on investments	1.19[3]	0.63
Total from investment operations	1.17	0.66
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)
Net asset value, end of period	$9.16	$7.99
Total return	14.64%	9.00%
Net assets, end of period (in thousands)	$798	$108
Ratio of expenses to average net assets including voluntary expense waiver	1.20%	1.11%[4]
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	–0.23%	0.47%[4]
Ratio of expenses to average net assets excluding voluntary expense waiver	1.45%	1.76%[4]
Ratio of net investment loss to average net assets excluding voluntary expense waiver	–0.48%	–0.18%[4]
Portfolio turnover rate	60%	62%[5]

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Commencement of operations of the class.
(3)Based on average weekly shares outstanding.
(4)Annualized.
(5)For the fiscal year ended March 31, 2005.

See Notes to Financial Statements.

Managers' Discussion of Ivy Core Equity Fund

March 31, 2006

 

An interview with Erik R. Becker, CFA, and Gustav C. Zinn, CFA, portfolio managers of the Ivy Core Equity Fund

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2006. Please note that effective February 2006, Mr. Becker and Mr. Zinn replaced James D. Wineland as portfolio managers of the Fund.

How did the Fund perform during the last fiscal year?

The Fund did well, outperforming its benchmark index and Lipper peer group over the fiscal year. Class C shares of the Fund increased 12.56 percent during the period, compared with the S&P 500 Index (reflecting the performance of securities that generally represent the stock market), which increased 11.73 percent for the period, and the Lipper Large-Cap Core Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives), which increased 11.58 percent for the year. Please note that Fund returns and peer group returns include applicable fees and expenses, whereas unmanaged indexes do not include any fees.

What helped the Fund outperform its benchmark index during the fiscal year?

The Fund's outperformance primarily came from superior stock selection within the energy sector, in our view. The Fund has long held the belief that the energy sector is an attractive area for investment, and during the fiscal year, the top four stocks in weighted performance were from that sector. Stock selection within the industrials sector was the second largest contributor to overall performance during the year.

What other market conditions or events influenced the Fund's performance during the fiscal year?

From a macro perspective, we feel that the industrialization of emerging economies – China, specifically – continues to benefit the Fund. This development has caused a surge in demand for the world's natural resources, including oil and metals, which, following many years of under-investment, has created an attractive investment cycle. Commodity prices across the board have seen large increases, especially within the final fiscal quarter, a trend we feel should continue to draw investment growth into these areas. Capital spending growth by companies looking for natural resources is projected to be in a sustained upturn, and we believe that the Fund is well positioned should this play out. Finally, infrastructure development in these countries, in our opinion, should benefit the Fund.

What strategies and techniques did you employ that specifically affected the Fund's performance?

Since assuming management responsibilities for the Fund last February, we have maintained the overall investment positioning of the Fund, which continues to be overweighted in specific sectors where we believe growth could be stronger and last longer than the market might expect. These sectors include industrials, energy and materials. We also continue to hold meaningful positions in companies involved in the exploration and production of energy and other scarce resources that global developing economies require to expand. In addition, the Fund continues to hold significant positions in companies that enable the production or delivery of scarce resources. It is worth noting there was a slight reduction in the overweighted energy sector, along with a consolidation of some positions, which reduced our total holdings. Within the remaining sectors, bottom-up stock selection remained the focus, as we continue to own companies where we think market expectations are too low with regard to a company's cash generation. We own and continue to find what we feel are attractive opportunities across all sectors.

What is your outlook for the next 12 months?

As we move through the next 12 months, we are encouraged by several key economic trends that we believe could support favorable market performance. The Federal Reserve, having increased the short-term interest rate to 4.75 percent, appears likely to end its campaign of rate tightening in the near future. Despite rising energy and commodity prices, corporations appear to have limited pricing power, which would leave inflation contained. Economies around the world, from Japan to the developing economies in and around China and India, appear to be strong, subsequently providing a robust market for U.S. goods. Also, the pace at which the world's developing economies are building their physical infrastructures is occurring with unprecedented speed, and, in our opinion, many U.S. companies could benefit. Here at home, while the long-anticipated housing slowdown appears to be taking hold, low unemployment and strong income growth continue to help protect the downside to consumer spending. Of course, there remain important risks to U.S. and global growth. Commodity prices have surged ahead, largely due to the impact of China's rapid demand for energy, metals and chemicals. The geopolitical situation remains tense in a number of areas that are critical to U.S. and global energy supply, including the Middle East, Nigeria and Venezuela. Terrorism continues to be a real and unpredictable threat across many developed nations.

We intend to continue our overweighted stance in energy and industrials, while staying underweight in health care and financials. We believe that the health care sector, while having a strong demographic backdrop, is suffering from a strong government and company push to reduce costs, consequently hurting pricing across the sector. Technology, consumer staples and consumer discretionary are sectors where we anticipate that stock selection will be the most important factor, as it would appear there are no strong overriding trends affecting these areas.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Ivy Core Equity Fund, Class C Shares[1]	$18,643
— — —	S&P 500 Index	$23,568
– – –	Lipper Large-Cap Core Funds Universe Average	$20,313



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C[3]	Class Y
1-year period ended 3-31-06	6.88%	8.40%	12.56%	13.54%
5-year period ended 3-31-06	1.00%	1.07%	1.39%	2.33%
10-year period ended 3-31-06	—	—	6.43%	7.35%
Since inception of Class[4] through 3-31-06	–2.29%	–2.58%	—	—

(2)**Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3)Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4)7-3-00 for Class A shares and 7-11-00 for Class B shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY CORE EQUITY FUND

Portfolio Highlights

On March 31, 2006, Ivy Core Equity Fund had net assets totaling $259,936,023 invested in a diversified portfolio of:

86.83%	Domestic Common Stocks
7.61%	Foreign Common Stocks
5.56%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund owned:



Technology Stocks	$20.79
Energy Stocks	$14.43
Multi Industry Stocks	$10.54
Financial Services Stocks	$10.22
Health Care Stocks	$ 8.24
Consumer Nondurables Stocks	$ 6.84
Retail Stocks.	$ 6.81
Cash and Cash Equivalents.	$ 5.56
Raw Materials Stocks.	$ 5.15
Capital Goods Stocks.	$ 4.44
Miscellaneous Stocks.	$ 3.55
Transportation Stocks.	$ 3.43

The Investments of Ivy Core Equity Fund

March 31, 2006

COMMON STOCKS	Shares	Value
Air Transportation – 1.04%		
Southwest Airlines Co.	150,500	$ 2,707,495
Aircraft – 5.98%		
Boeing Company (The)	76,800	5,985,024
L–3 Communications Holdings, Inc.	32,000	2,745,280
United Technologies Corporation.	117,400	6,805,678
		15,535,982
Beverages – 1.92%		
PepsiCo, Inc.	86,566	5,002,649
Capital Equipment – 3.43%		
Caterpillar Inc.	79,846	5,733,741
Deere & Company	40,211	3,178,680
		8,912,421
Chemicals – Specialty – 4.09%		
Air Products and Chemicals, Inc.	158,359	10,640,141
Communications Equipment – 2.12%		
Corning Incorporated*	110,600	2,976,246
Juniper Networks, Inc.*	132,200	2,527,003
		5,503,249
Computers – Main and Mini – 2.47%		
Hewlett-Packard Company.	82,700	2,720,830
Xerox Corporation*.	243,700	3,704,240
		6,425,070
Computers – Peripherals – 6.80%		
Adobe Systems Incorporated	80,800	2,824,364
Electronic Arts Inc.*	64,100	3,507,232
Microsoft Corporation.	184,260	5,018,321
SAP Aktiengesellschaft, ADR	116,647	6,336,265
		17,686,182
Defense – 3.42%		
General Dynamics Corporation	138,800	8,880,424
Electrical Equipment – 1.01%		
Rockwell Automation, Inc.	36,600	2,631,906

See Notes to Schedule of Investments on page 59.

The Investments of Ivy Core Equity Fund

March 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Finance Companies – 2.08%		
SLM Corporation	103,900	$ 5,396,566
Food and Related – 2.32%		
Campbell Soup Company	186,400	6,039,360
Health Care – Drugs – 1.08%		
Novartis AG, Registered Shares (A)	50,500	2,808,461
Health Care – General – 2.45%		
Johnson & Johnson	107,500	6,366,150
Hospital Supply and Management – 4.71%		
Aetna Inc.	59,600	2,928,744
Medtronic, Inc.	82,701	4,197,076
UnitedHealth Group Incorporated	91,700	5,122,362
		12,248,182
Hotels and Gaming – 1.53%		
Marriott International, Inc., Class A	57,778	3,963,571
Household – General Products – 2.60%		
Colgate-Palmolive Company	118,368	6,758,813
Insurance – Life – 0.98%		
Aflac Incorporated	56,500	2,549,845
Insurance – Property and Casualty – 1.33%		
ACE Limited	66,700	3,469,067
Mining – 1.06%		
Phelps Dodge Corporation.	34,200	2,754,126
Multiple Industry – 10.54%		
General Electric Company	377,657	13,134,910
Genworth Financial, Inc.	194,500	6,502,135
Las Vegas Sands, Inc.*	137,100	7,768,086
		27,405,131
Petroleum – International – 3.50%		
Exxon Mobil Corporation	149,479	9,097,292

See Notes to Schedule of Investments on page 59.

The Investments of Ivy Core Equity Fund

March 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Petroleum – Services – 10.93%		
Baker Hughes Incorporated.	96,931	$ 6,630,080
Schlumberger Limited	61,388	7,769,879
Smith International, Inc.	83,200	3,241,472
Transocean Inc.*.	44,900	3,605,470
Weatherford International Ltd.*	156,400	7,155,300
		28,402,201
Railroad – 1.25%		
Union Pacific Corporation	34,800	**3,248,580**
Retail – Food Stores – 1.95%		
Walgreen Co.	117,200	**5,054,836**
Retail – General Merchandise – 2.05%		
Kohl's Corporation*.	78,000	4,134,780
Target Corporation	22,900	1,191,029
		5,325,809
Retail – Specialty Stores – 2.81%		
Abercrombie & Fitch Co., Class A	68,100	3,970,230
Best Buy Co., Inc.	59,500	3,327,835
		7,298,065
Security and Commodity Brokers – 5.83%		
Goldman Sachs Group, Inc. (The)	25,100	3,939,696
Marsh & McLennan Companies, Inc.	118,100	3,467,416
Merrill Lynch & Co., Inc.	49,600	3,906,496
Morgan (J.P.) Chase & Co.	92,400	3,847,536
		15,161,144
Trucking and Shipping – 1.14%		
United Parcel Service, Inc., Class B	37,266	**2,958,175**
Utilities – Electric – 2.02%		
Exelon Corporation	46,900	2,481,010
NRG Energy, Inc.*	61,100	2,762,942
		5,243,952
TOTAL COMMON STOCKS – 94.44%		**$245,474,845**
(Cost: $191,192,164)		

See Notes to Schedule of Investments on page 59.

The Investments of Ivy Core Equity Fund

March 31, 2006

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Finance Companies – 1.70%		
Three Pillars Funding LLC,		
4.85%, 4–3–06	$4,410	$ 4,408,812
Health Care – Drugs – 1.15%		
Cloverleaf International Holdings S.A.		
(Merck & Co., Inc.),		
4.76%, 4–12–06	3,000	2,995,637
TOTAL SHORT-TERM SECURITIES – 2.85%		$ 7,404,449
(Cost: $7,404,449)		
TOTAL INVESTMENT SECURITIES – 97.29%		$252,879,294
(Cost: $198,596,613)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.71%		7,056,729
NET ASSETS – 100.00%		$259,936,023

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY CORE EQUITY FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities - at value (cost - $198,597) (Notes 1 and 3)	$252,879
Receivables:	
Investment securities sold	7,819
Dividends and interest	246
Fund shares sold	136
Prepaid and other assets	11
Total assets	261,091

LIABILITIES

Payable to Fund shareholders	922
Accrued shareholder servicing (Note 2)	90
Due to custodian	47
Accrued accounting services fee (Note 2)	8
Accrued management fee (Note 2)	5
Accrued distribution fee (Note 2)	4
Accrued service fee (Note 2)	2
Other	77
Total liabilities	1,155
Total net assets	$259,936

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 263
Additional paid-in capital	204,496
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(59)
Accumulated undistributed net realized gain on	
investment transactions	955
Net unrealized appreciation in value of investments	54,281
Net assets applicable to outstanding units of capital	$259,936
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.24
Class B	$ 9.70
Class C	$ 9.77
Class Y	$10.65
Capital shares outstanding:	
Class A	7,220
Class B	1,172
Class C	17,707
Class Y	154
Capital shares authorized	400,000

See Notes to Financial Statements.

Statement of Operations

IVY CORE EQUITY FUND
For the Fiscal Year Ended March 31, 2006
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Dividends (net of foreign withholding taxes of $14)	$ 2,997
Interest and amortization	576
Total income	3,573

Expenses (Note 2):

Investment management fee	1,811
Distribution fee:	
Class A	22
Class B	85
Class C	1,323
Shareholder servicing:	
Class A	242
Class B	56
Class C	617
Class Y	3
Service fee:	
Class A	152
Class B	28
Class C	441
Class Y	4
Accounting services fee	94
Audit fees	31
Custodian fees	18
Legal Fees	9
Other	162
Total expenses	5,098
Net investment loss	(1,525)

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	41,828
Realized net gain on foreign currency transactions	7
Realized net gain on investments	41,835
Unrealized depreciation in value of investments during the period	(9,168)
Net gain on investments	32,667
Net increase in net assets resulting from operations	$31,142

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY CORE EQUITY FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2006	**2005**
DECREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (1,525)	$ (1,241)
Realized net gain on investments	41,835	27,867
Unrealized appreciation (depreciation)	(9,168)	1,599
Net increase in net assets resulting from operations.	31,142	28,225
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	(33,198)	(55,488)
Total decrease	(2,056)	(27,263)
NET ASSETS		
Beginning of period.	261,992	289,255
End of period.	$259,936	$261,992
Undistributed net investment loss	$ (59)	$ (49)

(1)See "Financial Highlights" on pages 63 - 66.

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$ 9.03	$8.08	$6.63	$8.89	$9.51
Income (loss) from investment operations:					
Net investment income (loss)	(0.00)	0.02	0.01	(0.08)	(0.20)
Net realized and unrealized gain (loss) on investments.	1.21	0.93	1.44	(2.18)	(0.11)
Total from investment operations	1.21	0.95	1.45	(2.26)	(0.31)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)
Net asset value, end of period	$10.24	$9.03	$8.08	$6.63	$8.89
Total return[1]	13.40%	11.76%	21.87%	−25.42%	−3.18%
Net assets, end of period (in millions)	$74	$65	$75	$13	$9
Ratio of expenses to average net assets	1.42%	1.50%	1.46%	1.31%	1.26%
Ratio of net investment income (loss) to average net assets	−0.03%	0.07%	0.24%	0.28%	−0.11%
Portfolio turnover rate.	79%	42%	59%	39%	22%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$8.63	$7.78	$6.45	$8.74	$9.44
Income (loss) from investment operations:					
Net investment loss.	(0.10)	(0.07)	(0.05)	(0.06)	(0.14)
Net realized and unrealized gain (loss) on investments.	1.17	0.92	1.38	(2.23)	(0.25)
Total from investment operations . . .	1.07	0.85	1.33	(2.29)	(0.39)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)
Net asset value, end of period	$9.70	$8.63	$7.78	$6.45	$8.74
Total return	12.40%	10.93%	20.62%	−26.20%	−4.06%
Net assets, end of period (in millions)	$11	$12	$12	$5	$6
Ratio of expenses to average net assets	2.32%	2.36%	2.42%	2.36%	2.18%
Ratio of net investment loss to average net assets	−0.94%	−0.77%	−0.66%	−0.76%	−1.04%
Portfolio turnover rate.	79%	42%	59%	39%	22%

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	2005	2004	2003	2002
Net asset value, beginning of period	$8.68	$7.82	$6.48	$8.76	$9.45
Income (loss) from investment operations:					
Net investment loss.	(0.09)	(0.06)	(0.04)	(0.04)	(0.08)
Net realized and unrealized gain (loss) on investments.	1.18	0.92	1.38	(2.24)	(0.30)
Total from investment operations . . .	1.09	0.86	1.34	(2.28)	(0.38)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)
Net asset value, end of period	$9.77	$8.68	$7.82	$6.48	$8.76
Total return	12.56%	11.00%	20.68%	−26.03%	−3.94%
Net assets, end of period (in millions)	$173	$183	$200	$200	$356
Ratio of expenses to average net assets	2.17%	2.22%	2.27%	2.18%	2.05%
Ratio of net investment loss to average net assets	−0.79%	−0.63%	−0.45%	−0.58%	−0.91%
Portfolio turnover rate.	79%	42%	59%	39%	22%

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$ 9.38	$8.37	$6.86	$9.19	$9.82
Income (loss) from investment operations:					
Net investment income (loss)	0.09	0.25	0.05	0.04	(0.11)
Net realized and unrealized gain (loss) on investments.	1.18	0.76	1.46	(2.37)	(0.21)
Total from investment operations	1.27	1.01	1.51	(2.33)	(0.32)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)
Net asset value, end of period	$10.65	$9.38	$8.37	$6.86	$9.19
Total return	13.54%	12.07%	22.01%	−25.35%	−3.18%
Net assets, end of period (in millions)	$2	$2	$2	$2	$4
Ratio of expenses to average net assets	1.22%	1.24%	1.26%	1.20%	1.17%
Ratio of net investment income (loss) to average net assets . . .	0.16%	0.34%	0.61%	0.40%	−0.03%
Portfolio turnover rate.	79%	42%	59%	39%	22%

See Notes to Financial Statements.

Manager's Discussion of Ivy High Income Fund

March 31, 2006



An interview with Bryan C. Krug, portfolio manager of the Ivy High Income Fund

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2006. Please note that, effective February 2006, Mr. Krug replaced Louise D. Rieke as portfolio manager of the Fund.

How did the Fund perform during the last fiscal year?

The Fund showed a positive return during the fiscal year, but underperformed its benchmark index. Class C shares increased 5.00 percent for the fiscal year, compared with the Citigroup High Yield Market Index (generally reflecting the performance of securities that represent the high yield bond market), which increased 6.53 percent during the period, and the Lipper High Current Yield Funds Universe Average (reflecting the performance of the universe of funds with similar objectives), which increased 6.75 percent during the period. Please note that Fund and peer group returns include applicable fees and expenses, whereas unmanaged indexes do not include any fees.

Why did the Fund lag its benchmark index during the fiscal year?

We believe that underperformance was due primarily to negative contributions from specific sectors and holdings within these sectors. Specifically, these sectors included paper and forest products, aerospace and homebuilding industries. Generally, sector selection and holdings were the primary contributors to positive performance over the fiscal year as well, although we ultimately ended the year slightly behind the benchmark.

What other market conditions or events influenced the Fund's performance during the fiscal year?

The Fund was positioned for a rising rate environment over the fiscal year, and longer-term rates did not increase as much as we anticipated. However, toward fiscal year-end, we believe that the technical picture for the high yield market began to strengthen, due in part to the evolution of the senior secured loan market. The senior secured loan market has increasingly become an institutional product, with demand outpacing supply. As a result of the strong demand for institutional loans, the loan market has been increasing credit risk and offering issuers terms more favorable than the high yield market currently offers. On the margin, it appears that highly leveraged companies have increased their reliance on the leveraged loan market for their borrowing needs, while reducing borrowings from the high yield market. At present, however, supply of new high yield issues has been less than the high yield market demands and, as a result, spreads have tightened.

What strategies and techniques did you employ that specifically affected the Fund's performance?

Once new portfolio management was in place, we began to move toward a credit barbell strategy. We intend to maintain a core portion of the portfolio with investments in debt securities of companies that we feel have robust and resilient business models with relatively lower levels of financial leverage. The portfolio currently has a bias toward shorter maturities. We intend to supplement the portfolio with investments in bonds that we believe have significant spread tightening opportunities. Investments in the spread tightening portion of the portfolio generally are made in companies that we feel have durable franchises that are either temporarily out of favor, or in companies that have stumbled for some reason. By fiscal year-end, we had shortened the length of maturities in the Fund and increased the yield.

What is your outlook for the next 12 months?

We anticipate continuing to move the portfolio toward a strategy of higher yield, shorter duration, at least in the near term. Economic conditions are strong, although beginning to slow, in our opinion, so we intend to carefully monitor ongoing changes. Currently, the Fund is positioned for a reasonably strong economy, modestly increasing interest rates, and a relatively low default rate in high yield.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed income securities are subject to interest rate risk, and, as such, the net asset value of the Fund may fall as interest rates rise.

Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———————	Ivy High Income Fund, Class C Shares[1]	$15,370
– – – – –	Citigroup High Yield Market Index	$16,373
– – – –	Lipper High Current Yield Funds Universe Average	$14,796



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C[3]	Class Y
1-year period ended 3-31-06	−0.29%	0.89%	5.00%	6.00%
5-year period ended 3-31-06	6.46%	6.64%	6.87%	7.83%
10-year period ended 3-31-06	—	—	—	—
Since inception of Class[4] through 3-31-06.....	5.77%	5.83%	5.08%	5.94%

(2)**Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3)Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4)7-3-00 for Class A shares, 7-18-00 for Class B shares, 7-31-97 for Class C shares and 12-30-98 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY HIGH INCOME FUND

Portfolio Highlights

On March 31, 2006, Ivy High Income Fund had net assets totaling $71,717,526 invested in a diversified portfolio of:

94.93%	Corporate Debt Securities
2.77%	Cash and Cash Equivalents
2.30%	Common and Preferred Stocks and Right

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund owned:



Capital Goods Bonds	$14.80
Consumer Services Bonds	$11.22
Utilities Bonds.	$10.67
Energy Bonds.	$ 8.91
Consumer Nondurables Bonds	$ 8.68
Health Care Bonds.	$ 7.45
Business Equipment and Services Bonds. .	$ 6.31
Raw Materials Bonds	$ 5.67
Retail Bonds	$ 4.33
Shelter Bonds.	$ 3.86
Financial Services Bonds.	$ 3.73
Technology Bonds	$ 3.47
Miscellaneous Bonds	$ 3.01
Consumer Durables Bonds	$ 2.82
Cash and Cash Equivalents.	$ 2.77
Common and Preferred Stocks and Right . .	$ 2.30

On March 31, 2006, the breakdown of bonds (by ratings) held by the Fund was as follows:



A	4.94%
BBB	1.01%
BB.	11.00%
B	64.05%
CCC	12.77%
Non-rated	1.16%
Cash and Cash Equivalents and Equities . .	5.07%

The Investments of Ivy High Income Fund

March 31, 2006

COMMON STOCKS AND RIGHT	Shares	Value
Capital Equipment – 0.14%		
Dresser-Rand Group Inc.*	4,000	$ 99,400
Finance Companies – 0.01%		
ONO Finance Plc, Rights (A)*	250	5,000
Hotels and Gaming – 0.27%		
Pinnacle Entertainment, Inc.*	7,000	197,190
Mining – 0.52%		
Phelps Dodge Corporation.	4,600	370,438
Multiple Industry – 0.17%		
Mariner Energy, Inc.*	6,150	126,136
Petroleum – Domestic – 0.51%		
Diamond Offshore Drilling, Inc.	1,100	98,450
EXCO Resources, Inc.*	21,300	266,889
		365,339
Petroleum – International – 0.39%		
Forest Oil Corporation*	7,600	282,568
Utilities – Gas and Pipeline – 0.29%		
Williams Companies, Inc. (The)	9,600	205,344
TOTAL COMMON STOCKS AND RIGHT – 2.30%		$ 1,651,415
(Cost: $1,301,000)		

PREFERRED STOCKS		
Apparel – 0.00%		
Anvil Holdings, Inc., 13.0% (B)*	14,774	15
Broadcasting – 0.00%		
Adelphia Communications Corporation, 13.0%*	2,500	1,250
TOTAL PREFERRED STOCKS – 0.00%		$ 1,265
(Cost: $520,004)		

See Notes to Schedule of Investments on page 82.

The Investments of Ivy High Income Fund

March 31, 2006

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Aircraft – 1.32%		
Bombardier Recreational Products Inc.,		
8.375%, 12–15–13	$150	$ 158,250
Esterline Technologies Corporation,		
7.75%, 6–15–13	250	256,875
Orbital Sciences Corporation,		
9.0%, 7–15–11	500	533,750
		948,875
Apparel – 1.18%		
Perry Ellis International, Inc.,		
8.875%, 9–15–13	750	750,000
Quiksilver, Inc.,		
6.875%, 4–15–15	100	97,250
		847,250
Beverages – 0.37%		
Constellation Brands, Inc.,		
8.125%, 1–15–12	250	**262,188**
Broadcasting – 2.38%		
CCH II and CCH II Capital,		
10.25%, 9–15–10	320	314,400
EchoStar DBS Corporation:		
5.75%, 10–1–08	545	539,550
7.78%, 10–1–08	175	178,937
Gray Communications Systems, Inc.,		
9.25%, 12–15–11	375	397,500
NTL Cable PLC,		
8.75%, 4–15–14	75	76,875
PanAmSat Corporation,		
6.375%, 1–15–08	200	200,250
		1,707,512
Business Equipment and Services – 6.31%		
Ahern Rentals, Inc.,		
9.25%, 8–15–13	125	130,312
Allied Waste North America, Inc.,		
8.875%, 4–1–08	375	393,750
Carriage Services, Inc.,		
7.875%, 1–15–15	250	254,375
Centennial Cellular Corp. and Centennial Cellular		
Operating Co. LLC,		
10.75%, 12–15–08	121	123,571
Iron Mountain Incorporated,		
8.625%, 4–1–13	300	312,000

See Notes to Schedule of Investments on page 82.

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Business Equipment and Services (Continued)		
MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company:		
8.16%, 12–15–11	$ 550	$ 556,875
8.0%, 12–15–14	50	46,750
Owens & Minor, Inc.,		
8.5%, 7–15–11	250	262,500
Service Corporation International,		
7.0%, 6–15–17 (A)	100	101,750
SunGard Data Systems Inc.,		
3.75%, 1–15–09	1,500	1,380,000
Syniverse Technologies, Inc.,		
7.75%, 8–15–13	550	550,688
UCAR Finance Inc.,		
10.25%, 2–15–12	275	293,563
Vertis, Inc.,		
13.5%, 12–7–09 (A)	150	120,375
		4,526,509
Capital Equipment – 4.14%		
Case New Holland Inc.,		
9.25%, 8–1–11	400	427,000
Dresser-Rand Group Inc.,		
7.375%, 11–1–14 (A)	220	224,400
JLG Industries, Inc.,		
8.25%, 5–1–08	475	497,562
Mueller Group, Inc.,		
10.0%, 5–1–12	1,000	1,095,000
Simmons Bedding Company,		
7.875%, 1–15–14	300	290,250
Simmons Company,		
0.0%, 12–15–14 (C)	680	435,200
		2,969,412
Chemicals – Petroleum and Inorganic – 3.41%		
Nalco Company,		
7.75%, 11–15–11	750	759,375
Resolution Performance Products LLC and RPP Capital Corporation:		
9.5%, 4–15–10	250	260,000
13.5%, 11–15–10	300	320,625
UAP Holding Corp.,		
0.0%, 7–15–12 (C)	1,000	895,000
United Agri Products, Inc.,		
8.25%, 12–15–11	200	208,000
		2,443,000

See Notes to Schedule of Investments on page 82.

The Investments of Ivy High Income Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Chemicals – Specialty – 2.26%		
Compass Minerals International, Inc.:		
0.0%, 12–15–12 (C)	$ 250	$ 232,500
0.0%, 6–1–13 (C)	1,000	895,000
Ethyl Corporation,		
8.875%, 5–1–10	475	492,812
		1,620,312
Coal – 2.64%		
Foundation PA Coal Company,		
7.25%, 8–1–14	1,010	1,025,150
James River Coal Company,		
9.375%, 6–1–12	575	600,875
Southern Star Central Corp.,		
8.5%, 8–1–10	250	269,063
		1,895,088
Communications Equipment – 0.36%		
AirGate PCS, Inc.,		
8.35%, 10–15–11	250	**258,438**
Computers – Peripherals – 1.17%		
ASG Consolidated LLC and ASG Finance, Inc.,		
0.0%, 11–1–11 (C)	625	512,500
Activant Solutions Inc.:		
10.53%, 4–1–10 (A)	50	51,000
10.5%, 6–15–11	250	276,875
		840,375
Construction Materials – 9.81%		
AMH Holdings, Inc.,		
0.0%, 3–1–14 (C)	475	273,125
Associated Materials Incorporated,		
9.75%, 4–15–12	505	523,937
Brand Services, Inc.,		
12.0%, 10–15–12	100	107,000
Builders FirstSource, Inc.,		
8.99875%, 2–15–12	400	410,000
Interface, Inc.:		
7.3%, 4–1–08	250	255,000
10.375%, 2–1–10	250	273,750
9.5%, 2–1–14	1,000	1,025,000
Jacuzzi Brands, Inc.,		
9.625%, 7–1–10	1,250	1,340,625
MAAX Corporation,		
9.75%, 6–15–12	500	427,500

See Notes to Schedule of Investments on page 82.

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Construction Materials (Continued)		
Norcraft Holdings, L.P. and Norcraft Capital Corp.,		
9.0%, 11–1–11	$ 500	$ 520,000
Nortek, Inc.,		
8.5%, 9–1–14	235	239,112
Ply Gem Industries, Inc.,		
9.0%, 2–15–12	1,625	1,511,250
WII Components, Inc.,		
10.0%, 2–15–12	125	127,031
		7,033,330
Containers – 2.10%		
Alltrista Corporation,		
9.75%, 5–1–12	250	258,125
Graham Packaging Company, L.P. and GPC Capital		
Corp. I:		
8.5%, 10–15–12	50	50,500
9.875%, 10–15–14	100	101,250
MDP Acquisitions plc,		
9.625%, 10–1–12	280	296,100
Owens-Brockway Glass Container Inc.,		
8.75%, 11–15–12	520	556,400
Stone Container Corporation,		
9.75%, 2–1–11	150	154,125
Stone Container Finance Company of Canada II,		
7.375%, 7–15–14	100	93,000
		1,509,500
Cosmetics and Toiletries – 0.35%		
Chattem, Inc.,		
7.0%, 3–1–14	250	**249,688**
Defense – 0.62%		
Armor Holdings, Inc.,		
8.25%, 8–15–13	250	268,125
DRS Technologies, Inc.:		
6.875%, 11–1–13	100	100,000
7.625%, 2–1–18	75	77,250
		445,375
Electrical Equipment – 0.47%		
Coleman Cable Inc.,		
9.875%, 10–1–12	250	225,000
Rexnord Corporation,		
10.125%, 12–15–12	100	109,750
		334,750

See Notes to Schedule of Investments on page 82.

The Investments of Ivy High Income Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies – 3.10%		
Dollar Financial Group, Inc.,		
9.75%, 11–15–11	$ 350	$ 367,500
Goodman Global Holdings, Inc.:		
7.49125%, 6–15–12	100	101,750
7.875%, 12–15–12	800	790,000
Hanover Equipment Trust 2001B,		
8.75%, 9–1–11	150	156,937
MSW Energy Holdings LLC and MSW Energy		
Finance Co., Inc.,		
8.5%, 9–1–10	100	106,000
Norcraft Companies, L.P. and Norcraft Finance Corp.,		
0.0%, 9–1–12 (C)	200	158,000
PIH Acquisition Co.,		
10.75%, 10–1–13 (A)	175	169,750
Vanguard Health Holding Company II, LLC and		
Vanguard Holding Company II, Inc.,		
9.0%, 10–1–14	165	168,713
Visant Holding Corp.,		
8.75%, 12–1–13 (A)	210	201,611
		2,220,261
Food and Related – 4.32%		
American Seafoods Group LLC and American		
Seafoods, Inc.,		
10.125%, 4–15–10	675	709,175
Doane Pet Care Company:		
10.75%, 3–1–10	500	541,250
10.625%, 11–15–15	175	185,500
Pierre Merger Corp.,		
9.875%, 7–15–12	750	770,625
Pilgrim's Pride Corporation,		
9.25%, 11–15–13	150	151,125
Pinnacle Foods Holding Corporation,		
8.25%, 12–1–13	750	742,500
		3,100,175
Forest and Paper Products – 1.83%		
Buckeye Cellulose Corporation,		
9.25%, 9–15–08	94	94,000
Buckeye Technologies Inc.:		
8.0%, 10–15–10	1,000	965,000
8.5%, 10–1–13	250	251,875
		1,310,875
Health Care – General – 1.41%		
Encore Medical IHC, Inc.,		
9.75%, 10–1–12	1,000	**1,010,000**

See Notes to Schedule of Investments on page 82.

The Investments of Ivy High Income Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Homebuilders, Mobile Homes – 1.31%		
Meritage Corporation,		
7.0%, 5–1–14	$ 200	$ 187,000
Standard Pacific Corp.,		
6.5%, 8–15–10	150	143,250
Technical Olympic USA, Inc.:		
7.5%, 3–15–11	150	136,500
7.5%, 1–15–15	250	215,625
WCI Communities, Inc.,		
9.125%, 5–1–12	250	254,375
		936,750
Hospital Supply and Management – 6.04%		
Accellent Inc.,		
10.5%, 12–1–13	175	186,812
Psychiatric Solutions, Inc.:		
10.625%, 6–15–13	516	576,630
7.75%, 7–15–15	525	534,188
Rural/Metro Corporation,		
0.0%, 3–15–16 (C)	610	445,300
Rural/Metro Operating Company, LLC and		
Rural/Metro (Delaware) Inc.,		
9.875%, 3–15–15	300	323,250
Tenet Healthcare Corporation,		
9.875%, 7–1–14	480	486,000
Triad Hospitals, Inc.,		
7.0%, 11–15–13	250	246,250
US Oncology Holdings, Inc.,		
10.32%, 3–15–15	1,400	1,403,500
United Surgical Partners Holdings, Inc.,		
10.0%, 12–15–11	125	133,125
		4,335,055
Hotels and Gaming – 4.23%		
Chukchansi Economic Development Authority,		
8.0%, 11–15–13 (A)	125	128,125
Inn of the Mountain Gods Resort and Casino,		
12.0%, 11–15–10	1,000	1,080,000
MGM MIRAGE:		
8.5%, 9–15–10	250	267,500
8.375%, 2–1–11	500	527,500
Pinnacle Entertainment, Inc.,		
8.25%, 3–15–12	645	675,638
Station Casinos, Inc.,		
6.875%, 3–1–16	250	251,250
Turning Stone Casino Resort Enterprise,		
9.125%, 12–15–10 (A)	100	104,000
		3,034,013

See Notes to Schedule of Investments on page 82.

The Investments of Ivy High Income Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Household – General Products – 0.36%		
Sealy Mattress Company,		
8.25%, 6–15–14	$ 250	$ 261,250
Leisure Time Industry – 0.37%		
Royal Caribbean Cruises Ltd.,		
8.0%, 5–15–10	250	267,336
Metal Fabrication – 0.38%		
Metals USA, Inc.,		
11.125%, 12–1–15 (A)	250	275,000
Motion Pictures – 3.72%		
AMC Entertainment Inc.:		
8.0%, 3–1–14	300	267,750
11.0%, 2–1–16 (A)	1,000	1,032,500
Cinemark, Inc.,		
0.0%, 3–15–14 (C)	1,650	1,262,250
Cinemark USA, Inc.,		
9.0%, 2–1–13	100	106,250
		2,668,750
Motor Vehicles – 2.82%		
AutoNation, Inc.,		
9.0%, 8–1–08	250	270,000
Group 1 Automotive, Inc.,		
8.25%, 8–15–13	625	631,250
Sonic Automotive, Inc.,		
8.625%, 8–15–13	750	750,000
United Auto Group, Inc.,		
9.625%, 3–15–12	350	370,563
		2,021,813
Multiple Industry – 1.90%		
CBD Media Holdings LLC and CBD Holdings		
Finance, Inc.,		
9.25%, 7–15–12	200	203,750
CBD Media LLC and CBD Finance, Inc.,		
8.625%, 6–1–11	300	304,125
Chaparral Energy, Inc.,		
8.5%, 12–1–15 (A)	150	156,000
IWO Escrow Company:		
8.35%, 1–15–12	50	52,062
0.0%, 1–15–15 (C)	250	186,875

See Notes to Schedule of Investments on page 82.

The Investments of Ivy High Income Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Multiple Industry (Continued)		
K&F Acquisition, Inc.,		
7.75%, 11–15–14	$185	$ 187,312
Stanley-Martin Communities, LLC and Stanley-Martin Financing Corp.,		
9.75%, 8–15–15 (A)	300	274,500
		1,364,624
Petroleum – Domestic – 3.10%		
Coastal Corporation (The),		
9.625%, 5–15–12 (A)	665	739,812
Denbury Resources Inc.:		
7.5%, 4–1–13	150	154,875
7.5%, 12–15–15	300	312,000
EXCO Resources, Inc.,		
7.25%, 1–15–11	350	348,250
Frontier Oil Corporation,		
6.625%, 10–1–11	300	299,250
KCS Energy, Inc.,		
7.125%, 4–1–12	100	99,250
Swift Energy Company,		
9.375%, 5–1–12	250	266,875
		2,220,312
Petroleum – International – 1.25%		
Forest Oil Corporation,		
8.0%, 6–15–08	250	259,375
Inergy, L.P. and Inergy Finance Corp.:		
6.875%, 12–15–14	400	380,000
8.25%, 3–1–16 (A)	120	123,000
Newfield Exploration Company,		
7.625%, 3–1–11	125	132,969
		895,344
Petroleum – Services – 1.92%		
Hanover Compressor Company:		
8.625%, 12–15–10	650	681,687
9.0%, 6–1–14	100	107,500
R&B Falcon Corporation,		
9.5%, 12–15–08	250	275,380
SemGroup, L.P. and SemGroup Finance Corp.,		
8.75%, 11–15–15 (A)	150	153,000
VeraSun Energy Corporation,		
9.875%, 12–15–12 (A)	150	159,000
		1,376,567

See Notes to Schedule of Investments on page 82.

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Publishing – 0.52%		
Dex Media West LLC and Dex Media West Finance Co.,		
8.5%, 8–15–10	$ 350	$ 370,125
Railroad – 1.11%		
Kansas City Southern Railway Company (The),		
7.5%, 6–15–09	375	380,625
TFM, S.A. de C.V.,		
9.375%, 5–1–12	375	412,500
		793,125
Real Estate Investment Trust – 0.72%		
Host Marriott, L.P.:		
9.25%, 10–1–07	250	261,875
7.125%, 11–1–13	250	254,375
		516,250
Restaurants – 0.07%		
Carrols Corporation,		
9.0%, 1–15–13	50	50,250
Retail – Food Stores – 1.28%		
Couche-Tard U.S. L.P. and Couche-Tard Financing Corp.,		
7.5%, 12–15–13	150	153,750
Domino's Inc.,		
8.25%, 7–1–11	110	112,750
Stater Bros. Holdings Inc.:		
8.41%, 6–15–10	150	153,188
8.125%, 6–15–12	500	499,375
		919,063
Retail – Specialty Stores – 2.98%		
CSK Auto, Inc.,		
7.0%, 1–15–14	500	476,250
General Nutrition Centers, Inc.,		
8.5%, 12–1–10	250	236,875
Jean Coutu Group (PJC) Inc. (The),		
8.5%, 8–1–14	500	458,750
Nebraska Book Company, Inc.,		
8.625%, 3–15–12	1,050	966,000
		2,137,875

See Notes to Schedule of Investments on page 82.

The Investments of Ivy High Income Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Security and Commodity Brokers – 0.63%		
Global Cash Access, L.L.C. and Global Cash Access Finance Corporation,		
8.75%, 3–15–12	$422	$ 453,123
Utilities – Electric – 2.25%		
Aquila, Inc.,		
14.875%, 7–1–12	500	676,250
Mirant North America, LLC and MNA Finance Corp.,		
7.375%, 12–31–13 (A)	100	102,000
NRG Energy, Inc.:		
7.25%, 2–1–14	350	355,687
7.375%, 2–1–16	325	331,906
Tenaska Alabama Partners, L.P.,		
7.0%, 6–30–21 (A)	148	148,268
		1,614,111
Utilities – Gas and Pipeline – 0.81%		
ANR Pipeline Company,		
8.875%, 3–15–10	100	106,375
Sonat Inc.,		
7.625%, 7–15–11	200	206,000
Williams Companies, Inc. (The),		
8.125%, 3–15–12	250	268,438
		580,813
Utilities – Telephone – 7.61%		
Alamosa (Delaware), Inc.:		
12.0%, 7–31–09	500	538,750
8.5%, 1–31–12	375	404,062
American Tower Corporation,		
7.5%, 5–1–12	250	261,875
American Towers, Inc.,		
7.25%, 12–1–11	250	260,625
LCI International, Inc.,		
7.25%, 6–15–07	550	555,500
MCI, Inc.,		
6.908%, 5–1–07	503	508,030
Nextel Communications, Inc.,		
7.375%, 8–1–15	500	524,368
Nextel Partners, Inc.,		
8.125%, 7–1–11	400	423,000

See Notes to Schedule of Investments on page 82.

The Investments of Ivy High Income Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Telephone (Continued)		
Qwest Capital Funding, Inc.,		
7.75%, 8–15–06	$250	$ 251,563
SBA Communications Corporation,		
8.5%, 12–1–12	227	251,970
US Unwired Inc.:		
9.16%, 6–15–10	140	144,200
10.0%, 6–15–12	750	840,938
Ubiquitel Operating Company,		
9.875%, 3–1–11	450	491,625
		5,456,506
TOTAL CORPORATE DEBT SECURITIES – 94.93%		**$68,080,968**
(Cost: $67,072,455)		
SHORT-TERM SECURITY – 1.07%		
Aluminum		
Alcan Aluminum Corp.,		
4.9%, 4–3–06	765	**$ 764,792**
(Cost: $764,792)		
TOTAL INVESTMENT SECURITIES – 98.30%		**$70,498,440**
(Cost: $69,658,251)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.70%		1,219,086
NET ASSETS – 100.00%		**$71,717,526**

Notes to Schedule of Investments

   *No dividends were paid during the preceding 12 months.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, the total value of these securities amounted to $4,269,091 or 5.95% of net assets.

(B) Security valued in good faith by the Valuation Committee appointed by the Board of Directors.

(C)The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

   See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

   See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY HIGH INCOME FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $69,658) (Notes 1 and 3)	$70,498
Cash	53
Receivables:	
Dividends and interest.	1,364
Investment securities sold	475
Fund shares sold.	152
Prepaid and other assets	11
Total assets	72,553

LIABILITIES

Payable for investment securities purchased	649
Payable to Fund shareholders	77
Dividends payable.	50
Accrued shareholder servicing (Note 2).	25
Accrued accounting services fee (Note 2)	4
Accrued distribution and service fees (Note 2)	1
Accrued management fee (Note 2)	1
Other	28
Total liabilities	835
Total net assets.	$71,718

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 83
Additional paid-in capital	75,148
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	—
Accumulated undistributed net realized loss on	
investment transactions	(4,353)
Net unrealized appreciation in value of investments.	840
Net assets applicable to outstanding units of capital.	$71,718
Net asset value per share (net assets divided by shares outstanding):	
Class A	$8.60
Class B	$8.60
Class C	$8.60
Class Y	$8.60
Capital shares outstanding:	
Class A	4,593
Class B	677
Class C	1,962
Class Y	1,107
Capital shares authorized	200,000

See Notes to Financial Statements.

Statement of Operations

IVY HIGH INCOME FUND
For the Fiscal Year Ended March 31, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$5,521
Dividends.	28
Total income .	5,549
Expenses (Note 2):	
Investment management fee.	425
Shareholder servicing:	
Class A	118
Class B	27
Class C	65
Class Y	14
Distribution fee:	
Class A	35
Class B	41
Class C	142
Service fee:	
Class A	51
Class B	14
Class C	47
Class Y	23
Accounting services fee	45
Audit fees.	16
Custodian fees.	9
Legal fees	2
Other	89
Total expenses	1,163
Net investment income	4,386

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments.	(323)
Unrealized depreciation in value of investments during the period	(350)
Net loss on investments	(673)
Net increase in net assets resulting from operations	$3,713

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY HIGH INCOME FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2006	2005
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 4,386	$ 3,697
Realized net gain (loss) on investments	(323)	576
Unrealized depreciation	(350)	(1,808)
Net increase in net assets resulting from operations	3,713	2,465
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(2,301)	(1,535)
Class B	(319)	(243)
Class C	(1,124)	(1,278)
Class Y	(642)	(649)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(4,386)	(3,705)
Capital share transactions (Note 5)	4,306	15,117
Total increase	3,633	13,877
NET ASSETS		
Beginning of period	68,085	54,208
End of period	$71,718	$68,085
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 86 - 89.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$8.69	$8.85	$8.07	$8.48	$8.54
Income (loss) from investment operations:					
Net investment income	0.58	0.57	0.56	0.64	0.74
Net realized and unrealized gain (loss) on investments. . .	(0.09)	(0.16)	0.78	(0.41)	(0.06)
Total from investment operations . . .	0.49	0.41	1.34	0.23	0.68
Less distributions from:					
Net investment income	(0.58)	(0.57)	(0.56)	(0.64)	(0.74)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.58)	(0.57)	(0.56)	(0.64)	(0.74)
Net asset value, end of period	$8.60	$8.69	$8.85	$8.07	$8.48
Total return[1]	5.80%	4.69%	17.24%	3.02%	8.46%
Net assets, end of period (in millions)	$39	$32	$18	$6	$2
Ratio of expenses to average net assets including voluntary expense waiver	1.45%	1.44%	1.39%	0.91%	0.84%
Ratio of net investment income to average net assets including voluntary expense waiver	6.70%	6.43%	6.62%	7.83%	9.00%
Ratio of expenses to average net assets excluding voluntary expense waiver	—[2]	—[2]	—[2]	1.44%	1.14%
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[2]	—[2]	—[2]	7.30%	8.70%
Portfolio turnover rate.	45%	54%	78%	52%	82%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	2005	2004	2003	2002
Net asset value, beginning of period	$8.69	$8.85	$8.07	$8.48	$8.54
Income (loss) from investment operations:					
Net investment income	0.50	0.49	0.50	0.56	0.68
Net realized and unrealized gain (loss) on investments. . .	(0.09)	(0.16)	0.78	(0.41)	(0.06)
Total from investment operations . . .	0.41	0.33	1.28	0.15	0.62
Less distributions from:					
Net investment income	(0.50)	(0.49)	(0.50)	(0.56)	(0.68)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.50)	(0.49)	(0.50)	(0.56)	(0.68)
Net asset value, end of period	$8.60	$8.69	$8.85	$8.07	$8.48
Total return	4.85%	3.80%	16.22%	2.06%	7.64%
Net assets, end of period (in millions)	$6	$5	$4	$2	$1
Ratio of expenses to average net assets including voluntary expense waiver	2.36%	2.31%	2.28%	1.84%	1.74%
Ratio of net investment income to average net assets including voluntary expense waiver	5.79%	5.56%	5.78%	6.90%	8.09%
Ratio of expenses to average net assets excluding voluntary expense waiver	—[1]	—[1]	—[1]	2.37%	2.36%
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[1]	—[1]	—[1]	6.37%	7.47%
Portfolio turnover rate.	45%	54%	78%	52%	82%

[1]Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$8.69	$8.85	$8.07	$8.48	$8.54
Income (loss) from investment operations:					
Net investment income	0.51	0.50	0.50	0.57	0.68
Net realized and unrealized gain (loss) on investments. . .	(0.09)	(0.16)	0.78	(0.41)	(0.06)
Total from investment operations . . .	0.42	0.34	1.28	0.16	0.62
Less distributions from:					
Net investment income	(0.51)	(0.50)	(0.50)	(0.57)	(0.68)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.51)	(0.50)	(0.50)	(0.57)	(0.68)
Net asset value, end of period	$8.60	$8.69	$8.85	$8.07	$8.48
Total return	5.00%	3.90%	16.30%	2.15%	7.58%
Net assets, end of period (in millions)	$17	$22	$23	$18	$17
Ratio of expenses to average net assets including voluntary expense waiver	2.21%	2.20%	2.21%	1.74%	1.82%
Ratio of net investment income to average net assets including voluntary expense waiver	5.94%	5.67%	5.89%	7.05%	8.01%
Ratio of expenses to average net assets excluding voluntary expense waiver	—[1]	—[1]	—[1]	2.27%	2.46%
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[1]	—[1]	—[1]	6.52%	7.36%
Portfolio turnover rate.	45%	54%	78%	52%	82%

[1]Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$8.69	$8.85	$8.07	$8.48	$8.54
Income (loss) from investment operations:					
Net investment income	0.59	0.58	0.58	0.64	0.75
Net realized and unrealized gain (loss) on investments. . .	(0.09)	(0.16)	0.78	(0.41)	(0.06)
Total from investment operations . . .	0.50	0.42	1.36	0.23	0.69
Less distributions from:					
Net investment income	(0.59)	(0.58)	(0.58)	(0.64)	(0.75)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.59)	(0.58)	(0.58)	(0.64)	(0.75)
Net asset value, end of period	$8.60	$8.69	$8.85	$8.07	$8.48
Total return	6.00%	4.83%	17.36%	3.03%	8.50%
Net assets, end of period (in thousands)	$9,522	$9,268	$9,698	$3,643	$64
Ratio of expenses to average net assets including voluntary expense waiver	1.25%	1.30%	1.30%	1.08%	0.79%
Ratio of net investment income to average net assets including voluntary expense waiver	6.90%	6.57%	6.82%	7.22%	8.99%
Ratio of expenses to average net assets excluding voluntary expense waiver	—[1]	—[1]	—[1]	1.61%	1.08%
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[1]	—[1]	—[1]	6.69%	8.71%
Portfolio turnover rate.	45%	54%	78%	52%	82%

[1]Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Manager's Discussion of
Ivy Large Cap Growth Fund

March 31, 2006



An interview with Daniel P. Becker, CFA, portfolio manager of the Ivy Large Cap Growth Fund

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2006.

How did the Fund perform during the last fiscal year?

The Fund showed strong returns for the fiscal year, increasing 21.70 percent (Class A shares, before the impact of sales charges). This compared with the Russell 1000 Growth Index (reflecting the performance of securities that generally represent the stock market), which increased 13.16 percent during the period, and the Lipper Large-Cap Growth Funds Universe Average (generally representing the performance of the universe of funds with similar investment objectives), which increased 14.27 percent during the period. Please note that the Fund's benchmark index changed to the Russell 1000 Growth Index from the S&P 500 Index, effective May 2005. We believe the Russell 1000 Growth Index provides a more accurate basis for comparing the Fund's performance to the types of securities in which the Fund invests. Both indexes will be presented in this year's report for comparison purposes. Also, please note that Fund returns and peer group returns include applicable fees and expenses, whereas unmanaged indexes do not include any fees.

What helped the Fund outperform the benchmark index during the fiscal year?

The Fund's strong performance primarily can be attributed to solid stock selection in companies such as Genentech, Legg Mason and Chicago Mercantile Exchange, in our opinion. The common themes among these different companies are industry dominance, large market opportunities and established competitive advantage. Combined, we feel these characteristics help to mitigate competition and help lead to highly profitable revenue and earnings growth.

What other market conditions or events influenced the Fund's performance during the fiscal year?

We believe that after many years of underperformance, the market for growth stocks in general has finally turned. We also feel that broad, global economic growth could potentially create many opportunities for growth, although the residual of global economic strength may create risk at some companies. Risks such as higher commodity and input costs, higher capital costs and higher energy prices may act to restrain profitability at many companies over the near future, in our opinion. As a result, the most dominant growth companies could prosper, as they typically have the ability to pass through higher costs to the end customer, or they have the scale advantages to minimize the cost pressures. Less structurally sound companies may see profit margin degradation as these pressures mount. In short, we believe that the strong are likely to survive and thrive.

What strategies and techniques did you employ that specifically affected the Fund's performance?

The past year's success resulted from investments in what we felt were dominant companies operating in traditional growth areas. Companies such as Google, Genentech and Apple performed very well, although, going forward, growth opportunities appear to be much broader based than in prior periods. With the explosion in demand from firms manufacturing in the Far East and the consequent infrastructure build-outs – both here and abroad – areas such as capital goods, energy and business services appear to have sustained growth opportunities. Improved demand in these "newer" growth areas may be a catalyst for positive changes in the traditional areas of growth, such as technology. We are optimistic that, after many years of growth-style underperformance, we may finally be in a better position.

What industries or sectors did you emphasize during the fiscal year, and what is your outlook for the next 12 months?

We have historically emphasized what we feel are dominant, highly profitable companies with an established competitive advantage driven by brand loyalty, cost structure, scale, distribution advantage or network effects. Last year, we found these investments in health care, technology and financial services industries. We anticipate that the strategy we employed in past years will remain the same. We are attracted to companies serving large markets with a demonstrated ability to sustain unit growth and high profitability. However, following such a strategy in the future may mean less emphasis on traditional areas of growth and more focus in yet undefined areas, always with an emphasis on industry dominance and profit margins.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——————	Ivy Large Cap Growth Fund, Class A Shares[1]	$11,050
— — — —	S&P 500 Index	$ 9,769
— — — —	Russell 1000 Growth Index................................	$ 6,391
- - - - - -	Lipper Large-Cap Growth Funds Universe Average	$ 7,150



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class Y	Class R
1-year period ended 3-31-06	14.70%	16.47%	20.81%	22.04%	—
5-year period ended 3-31-06	2.91%	2.61%	3.25%	4.37%	—
10-year period ended 3-31-06	—	—	—	—	—
Cumulative return since inception of Class[3] through 3-31-06	—	—	—	—	2.93%
Since inception of Class[3] through 3-31-06.....	1.75%	1.29%	1.92%	2.99%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares and Class R shares are not subject to sales charges.**

(3) 6-30-00 for Class A shares, 7-6-00 for Class B shares, 7-3-00 for Class C shares, 7-6-00 for Class Y shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY LARGE CAP GROWTH FUND

Portfolio Highlights

On March 31, 2006, Ivy Large Cap Growth Fund had net assets totaling $250,901,033 invested in a diversified portfolio of:

91.91%	Domestic Common Stocks
5.01%	Foreign Common Stocks
3.08%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund owned:



Technology Stocks	$18.00
Health Care Stocks	$17.09
Financial Services Stocks	$15.57
Business Equipment and Services Stocks .	$10.56
Energy Stocks	$ 7.75
Retail Stocks.	$ 7.61
Consumer Nondurables Stocks	$ 5.99
Miscellaneous Stocks.	$ 4.07
Multiple Industry Stocks	$ 3.77
Transportation Stocks.	$ 3.47
Cash and Cash Equivalents.	$ 3.08
Raw Materials Stocks.	$ 3.04

The Investments of Ivy Large Cap Growth Fund

March 31, 2006

COMMON STOCKS	Shares	Value
Beverages – 1.99%		
PepsiCo, Inc.	86,300	$ **4,987,277**
Business Equipment and Services – 3.81%		
CheckFree Corporation*	87,800	4,431,705
Robert Half International Inc.	132,810	5,127,794
		9,559,499
Capital Equipment – 2.76%		
Caterpillar Inc.	96,300	**6,915,303**
Chemicals – Petroleum and Inorganic – 3.04%		
Monsanto Company.	89,900	**7,619,025**
Communications Equipment – 4.47%		
Cisco Systems, Inc.*	343,900	7,454,033
QUALCOMM Incorporated.	74,100	3,749,830
		11,203,863
Computers – Micro – 1.00%		
Apple Computer, Inc.*	40,000	**2,508,600**
Computers – Peripherals – 5.21%		
Adobe Systems Incorporated	128,200	4,481,231
Microsoft Corporation.	117,373	3,196,654
SAP Aktiengesellschaft, ADR	99,150	5,385,828
		13,063,713
Consumer Electronics – 1.31%		
Harman International Industries, Incorporated	29,667	**3,296,894**
Defense – 2.13%		
General Dynamics Corporation	83,400	**5,335,932**
Electronic Components – 5.19%		
Broadcom Corporation, Class A*.	113,300	4,889,462
Microchip Technology Incorporated	224,000	8,130,080
		13,019,542
Finance Companies – 4.20%		
SLM Corporation	202,950	**10,541,223**

See Notes to Schedule of Investments on page 96.

The Investments of Ivy Large Cap Growth Fund

March 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Health Care – Drugs – 10.35%		
Alcon, Inc.	68,900	$ 7,183,514
Allergan, Inc.	33,200	3,602,200
Genentech, Inc.*	78,500	6,634,035
Gilead Sciences, Inc.*	137,300	8,557,909
		25,977,658
Health Care – General – 1.31%		
Johnson & Johnson	55,700	3,298,554
Hospital Supply and Management – 5.43%		
Medtronic, Inc.	71,550	3,631,162
UnitedHealth Group Incorporated	178,800	9,987,768
		13,618,930
Household – General Products – 4.00%		
Colgate-Palmolive Company	92,500	5,281,750
Procter & Gamble Company (The)	82,600	4,759,412
		10,041,162
Insurance – Life – 0.81%		
Aflac Incorporated	45,200	2,039,876
Multiple Industry – 3.77%		
Las Vegas Sands, Inc.*	167,100	9,467,886
Petroleum – Services – 7.75%		
Schlumberger Limited	68,000	8,606,760
Smith International, Inc.	278,124	10,835,711
		19,442,471
Restaurants – 1.41%		
Starbucks Corporation*	93,700	3,529,679
Retail – Food Stores – 2.56%		
Walgreen Co.	149,114	6,431,287
Retail – Specialty Stores – 3.64%		
Abercrombie & Fitch Co., Class A	37,400	2,180,420
Best Buy Co., Inc.	54,550	3,050,981
Home Depot, Inc. (The)	92,300	3,904,290
		9,135,691

See Notes to Schedule of Investments on page 96.

The Investments of Ivy Large Cap Growth Fund

March 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Security and Commodity Brokers – 10.56%		
Chicago Mercantile Exchange Holdings Inc.	5,343	$ 2,390,992
Franklin Resources, Inc.	50,000	4,712,000
Goldman Sachs Group, Inc. (The)	24,700	3,876,912
Legg Mason, Inc.	78,275	9,810,206
Moody's Corporation	79,700	5,695,362
		26,485,472
Timesharing and Software – 6.75%		
Google Inc., Class A*	23,500	9,077,933
Paychex, Inc.	188,900	7,861,073
		16,939,006
Trucking and Shipping – 3.47%		
Expeditors International of Washington, Inc.	100,800	8,706,600
TOTAL COMMON STOCKS – 96.92%		**$243,165,143**
(Cost: $191,335,666)		

SHORT-TERM SECURITY – 0.61%	Principal Amount in Thousands	
Aluminum		
Alcan Aluminum Corp.,		
4.9%, 4–3–06	$1,535	$ 1,534,582
(Cost: $1,534,582)		
TOTAL INVESTMENT SECURITIES – 97.53%		**$244,699,725**
(Cost: $192,870,248)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.47%		**6,201,308**
NET ASSETS – 100.00%		**$250,901,033**

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY LARGE CAP GROWTH FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $192,870) (Notes 1 and 3)	$244,700
Receivables:	
Investment securities sold	5,780
Fund shares sold	1,133
Dividend and interest	67
Prepaid and other assets	22
Total assets	251,702

LIABILITIES

Payable to Fund shareholders	461
Due to custodian	225
Accrued shareholder servicing (Note 2)	65
Accrued accounting services fee (Note 2)	8
Accrued management fee (Note 2)	5
Accrued distribution and service fees (Note 2)	2
Other liabilities	35
Total liabilities	801
Total net assets	$250,901

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 217
Additional paid-in capital	217,907
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(20)
Accumulated undistributed net realized loss	
on investment transactions	(19,032)
Net unrealized appreciation in value of investments	51,829
Net assets applicable to outstanding units of capital	$250,901

Net asset value per share (net assets divided by shares outstanding):	
Class A	$11.61
Class B	$10.83
Class C	$11.09
Class Y	$11.74
Class R	$11.60
Capital shares outstanding:	
Class A	13,511
Class B	972
Class C	1,560
Class Y	5,627
Class R	9
Capital shares authorized	300,000

See Notes to Financial Statements.

Statement of Operations

IVY LARGE CAP GROWTH FUND
For the Fiscal Year Ended March 31, 2006
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Dividends (net of foreign withholding taxes of $10)	$ 1,399
Interest and amortization	175
Total income	1,574

Expenses (Note 2):

Investment management fee	1,385
Shareholder servicing:	
Class A	399
Class B	56
Class C	53
Class Y	85
Class R	—*
Service fee:	
Class A	246
Class B	23
Class C	35
Class Y	141
Class R	—*
Distribution fee:	
Class A	53
Class B	69
Class C	104
Class R	—*
Accounting services fee	79
Audit fees	25
Custodian fees	16
Legal fees	6
Other	126
Total	2,901
Less expenses in excess of voluntary limit (Note 2)	(7)
Total expenses	2,894
Net investment loss	(1,320)

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	7,823
Unrealized appreciation in value of investments during the period	30,730
Net gain on investments	38,553
Net increase in net assets resulting from operations	$37,233

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY LARGE CAP GROWTH FUND

(In Thousands)

	For the fiscal year ended March 31,	
	2006	**2005**
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (1,320)	$ (451)
Realized net gain on investments	7,823	958
Unrealized appreciation	30,730	3,253
Net increase in net assets resulting from operations	37,233	3,760
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Class R	(—)	NA
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Class R	(—)	NA
	(—)	(—)
Capital share transactions (Note 5)	61,885	(3,734)
Total increase	99,118	26
NET ASSETS		
Beginning of period	151,783	151,757
End of period	$250,901	$151,783
Undistributed net investment loss	$ (20)	$ (12)

(1)See "Financial Highlights" on pages 100 - 104.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$ 9.54	$9.27	$7.24	$9.21	$9.48
Income (loss) from investment operations:					
Net investment loss	(0.06)	(0.03)	(0.04)	(0.03)	(0.04)
Net realized and unrealized gain (loss) on investments	2.13	0.30	2.07	(1.94)	(0.23)
Total from investment operations	2.07	0.27	2.03	(1.97)	(0.27)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.61	$9.54	$9.27	$7.24	$9.21
Total return[1]	21.70%	2.91%	28.04%	−21.39%	−2.85%
Net assets, end of period (in millions)	$157	$82	$76	$21	$20
Ratio of expenses to average net assets including voluntary expense waiver[2]	1.41%	1.50%	1.55%	1.28%	1.58%
Ratio of net investment loss to average net assets including voluntary expense waiver[2] .	−0.62%	−0.31%	−0.89%	−0.23%	−0.38%
Ratio of expenses to average net assets excluding voluntary expense waiver[2]	—	1.52%	—	1.66%	1.69%
Ratio of net investment loss to average net assets excluding voluntary expense waiver[2]	—	−0.33%	—	−0.61%	−0.49%
Portfolio turnover rate	79%	131%	162%	72%	99%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)See Note 2.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$ 8.99	$8.83	$6.99	$9.05	$9.44
Income (loss) from investment operations:					
Net investment loss	(0.14)	(0.05)	(0.13)	(0.14)	(0.16)
Net realized and unrealized gain (loss) on investments	1.98	0.21	1.97	(1.92)	(0.23)
Total from investment operations	1.84	0.16	1.84	(2.06)	(0.39)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.............	$10.83	$8.99	$8.83	$6.99	$9.05
Total return	20.47%	1.81%	26.32%	−22.76%	−4.13%
Net assets, end of period (in millions)	$11	$8	$5	$2	$2
Ratio of expenses to average net assets including voluntary expense waiver[1]	2.45%	2.53%	2.85%	2.93%	2.98%
Ratio of net investment loss to average net assets including voluntary expense waiver[1] .	−1.65%	−1.30%	−2.16%	−1.87%	−1.79%
Ratio of expenses to average net assets excluding voluntary expense waiver[1]	—	—	—	3.31%	3.19%
Ratio of net investment loss to average net assets excluding voluntary expense waiver[1]	—	—	—	−2.25%	−2.00%
Portfolio turnover rate	79%	131%	162%	72%	99%

(1)See Note 2.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$ 9.18	$8.99	$7.08	$9.10	$9.45
Income (loss) from investment operations:					
Net investment loss	(0.10)	(0.09)	(0.11)	(0.10)	(0.12)
Net realized and unrealized gain (loss) on investments	2.01	0.28	2.02	(1.92)	(0.23)
Total from investment operations	1.91	0.19	1.91	(2.02)	(0.35)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.............	$11.09	$9.18	$8.99	$7.08	$9.10
Total return	20.81%	2.11%	26.98%	−22.28%	−3.60%
Net assets, end of period (in millions)	$17	$12	$11	$4	$7
Ratio of expenses to average net assets including voluntary expense waiver[1]	2.21%	2.25%	2.44%	2.26%	2.51%
Ratio of net investment loss to average net assets including voluntary expense waiver[1]	−1.42%	−1.06%	−1.75%	−1.20%	−1.31%
Ratio of expenses to average net assets excluding voluntary expense waiver[1]	—	2.28%	—	2.64%	2.68%
Ratio of net investment loss to average net assets excluding voluntary expense waiver[1]	—	−1.09%	—	−1.58%	−1.48%
Portfolio turnover rate	79%	131%	162%	72%	99%

(1)See Note 2.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$ 9.62	$9.32	$7.26	$9.22	$9.48
Income (loss) from investment operations:					
Net investment income (loss)	(0.04)	0.00	(0.03)	(0.30)	(0.01)
Net realized and unrealized gain (loss) on investments	2.16	0.30	2.09	(1.66)	(0.25)
Total from investment operations	2.12	0.30	2.06	(1.96)	(0.26)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.74	$9.62	$9.32	$7.26	$9.22
Total return	22.04%	3.22%	28.38%	–21.26%	–2.74%
Net assets, end of period (in millions)	$66	$50	$59	$1	$1
Ratio of expenses to average net assets including voluntary expense waiver[1]	1.20%	1.20%	1.26%	1.05%	1.36%
Ratio of net investment income (loss) to average net assets including voluntary expense waiver[1]	–0.40%	–0.01%	–0.64%	0.00%	–0.20%
Ratio of expenses to average net assets excluding voluntary expense waiver[1]	1.21%	1.25%	—	1.43%	1.45%
Ratio of net investment loss to average net assets excluding voluntary expense waiver[1]	–0.41%	–0.06%	—	–0.38%	–0.29%
Portfolio turnover rate	79%	131%	162%	72%	99%

(1)See Note 2.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 12-29-05[1] to 3-31-06
Net asset value, beginning of period	$11.27
Income (loss) from investment operations:	
Net investment loss	(0.03)
Net realized and unrealized gain on investments	0.36
Total from investment operations	0.33
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$11.60
Total return	2.93%
Net assets, end of period (in thousands)	$103
Ratio of expenses to average net assets	1.56%[2]
Ratio of net investment loss to average net assets	−0.88%[2]
Portfolio turnover rate	79%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2006.

See Notes to Financial Statements.

Manager's Discussion of Ivy Limited-Term Bond Fund

March 31, 2006



An interview with W. Patrick Sterner, CFA, portfolio manager of the Ivy Limited-Term Bond Fund

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2006.

How did the Fund perform during the last fiscal year?

The Fund's 0.73 percent return (Class C shares) underperformed its benchmark. The Citigroup 1–5 Years Treasury/Government Sponsored/Credit Index (reflecting the performance of securities generally representing the limited-term sector of the bond market) rose 2.33 percent for the fiscal year. The Fund's return for the fiscal year was also less than the average of its mutual fund peer group. The Lipper Short-Intermediate Investment Grade Debt Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives) increased 1.74 percent for the fiscal year. Please note that Fund returns and peer group returns include applicable fees and expenses, whereas unmanaged indexes do not include any fees.

Why did the Fund underperform its benchmark index during the fiscal year?

Our returns were negatively affected by the Fund's underweighting in both U.S. agency securities and corporate securities in the financial sector, in our opinion. Agencies turned in a strong performance, returning 0.63 percent (63 basis points) over U.S. Treasuries. The Fund held only a small percentage of agencies in relation to its exposure to U.S. Treasury notes. In the corporate area, the Fund emphasized the industrial sector over financials. Financials were the top performing corporate sector, returning almost a full percentage point more than industrial bonds.

Still, some factors contributed positively to the Fund's performance over the last year. The most important, we believe, was a substantial weighting in mortgage-backed securities. Mortgages were the best performing sector of the fixed income market over the last year. A small position in interest-only mortgages also performed well, as interest rates increased during the year. In addition, a higher-than-benchmark weighting in electric utility bonds helped enhance our overall results. Intermediate utility bonds outperformed the broad corporate index by 0.71 percent (71 basis points).

What other market conditions or events influenced the Fund's return during the fiscal year?

Interest rates across the yield curve moved sharply higher during the first calendar quarter of 2006. Recent economic data indicates that the U.S. economy rebounded strongly from the 1.7 percent gross domestic product (GDP) growth in the fourth calendar quarter of 2005. Manufacturing appears to have been particularly strong, with regional Federal Reserve surveys and the Chicago purchasing managers index both pointing to a pickup in new orders. The most recent consumer data shows some slowing from very strong spending levels. However, consumer confidence levels are high, reflecting in part a strong job market. Housing is one of the few sectors that is starting to show weakness as borrowing rates increase. Preliminary indications are that GDP growth for the first calendar quarter of 2006 may come in at close to 5 percent.

Responding to stronger growth, the Federal Reserve raised the Fed Funds rate to 4.75 percent by fiscal year-end. They also continued to signal that "some further policy firming may be needed." With the unemployment rate below 5 percent and the capacity utilization rate above 81 percent, we believe the Fed needs to be vigilant against an increase in the underlying inflation rate.

Longer maturity bonds have outperformed short-term bonds by a wide margin over the last several years. As the Fed has raised its short-term interest rate target from 1 percent to 4.75 percent over the last two years, short- and intermediate-term securities also increased in yield. This is consistent with prior Fed tightening cycles. Unlike prior periods, however, the yield on long-term bonds actually declined. Contributing to this anomaly were supply and demand factors not seen in prior periods. The first quarter showed a reversal of this long held trend, however. Long-term bonds underperformed intermediate bonds by more than four percentage points (over 400 basis points).

What strategies and techniques did you employ that specifically affected Fund performance?

Our management style attempts to identify relative value opportunities between sectors of the market. Those sectors include U.S. Treasuries, agencies, corporates and mortgage-backed securities. We expected interest rates to increase gradually over the year, which typically would favor mortgage-backed securities with limited extension risk. We also felt that the difference in yield between low quality and high quality corporate bonds (credit spreads) was becoming too tight and did not offer good value. As a result, we emphasized mortgages and cut back on our corporate bond exposure.

What is your outlook for the next 12 months?

We believe that there likely will be a modest slowdown in growth over the next quarter as housing-related activity shows signs of weakness and the consumer retrenches somewhat. We believe that the underlying fundamentals remain strong, however, and we look for growth to continue near trend at 3 percent to 3.5 percent in 2006.

We see some further upward pressure on interest rates over the near term as the Fed decides whether further tightening is needed. Overall, we feel rates should remain contained in a range around current levels if inflation remains subdued. We think that corporate credit spreads are so tight there is little upside potential in owning most corporate bonds. With this backdrop, we intend to continue to emphasize U.S. Treasury securities and mortgage-backed securities with limited extension risk.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise.

These and other risks are more fully described in the Fund's prospectus.

Please note that securities issued by certain U.S. Government-sponsored entities, including the Federal Home Loan Mortgage Corporation (Freddie Mac), the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Banks (FHLBs) are not funded by Congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor insured by the United States Government.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Ivy Limited-Term Bond Fund, Class C Shares[1]	$14,278
— — —	Citigroup 1–5 Years Treasury/Government Sponsored/Credit Index .	$16,986
— — —	Lipper Short-Intermediate Investment Grade Debt Funds Universe Average	$16,239



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C[3]	Class Y
1-year period ended 3-31-06	−0.95%	−3.27%	0.73%	1.72%
5-year period ended 3-31-06	2.59%	2.00%	2.21%	3.16%
10-year period ended 3-31-06	—	—	3.62%	4.56%
Since inception of Class[4] through 3-31-06	3.54%	3.04%	—	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 2.50%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4) 8-17-00 for Class A shares and 7-3-00 for Class B shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY LIMITED-TERM BOND FUND

Portfolio Highlights

On March 31, 2006, Ivy Limited-Term Bond Fund had net assets totaling $53,495,248 invested in a diversified portfolio of:

56.13%	United States Government and Government Agency Obligations
40.71%	Corporate Debt Securities
1.92%	Cash and Cash Equivalents
1.24%	Municipal Obligations – Taxable

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund owned:



United States Government and Government Agency Obligations	$56.13
Utilities Bonds.	$12.08
Transportation Bonds	$ 5.96
Technology Bonds	$ 5.29
Raw Materials Bonds	$ 4.16
Business Equipment and Services Bonds. .	$ 3.83
Energy Bonds.	$ 3.78
Miscellaneous Bonds	$ 3.62
Shelter Bonds.	$ 1.99
Cash and Cash Equivalents.	$ 1.92
Municipal Obligations – Taxable.	$ 1.24

On March 31, 2006, the breakdown of bonds (by ratings) held by the Fund was as follows:



AAA	56.13%
AA	1.83%
A.	15.90%
BBB	24.22%
Cash and Cash Equivalents.	1.92%

The Investments of Ivy Limited-Term Bond Fund

March 31, 2006

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Aircraft – 3.42%		
Raytheon Company,		
6.75%, 8–15–07	$1,800	$ 1,828,175
Broadcasting – 1.79%		
Cox Communications, Inc.,		
4.625%, 1–15–10	1,000	958,604
Business Equipment and Services – 3.83%		
USA Waste Services, Inc.,		
7.125%, 10–1–07	2,000	2,047,274
Chemicals – Specialty – 2.32%		
Praxair, Inc.,		
4.75%, 7–15–07	1,250	1,242,758
Communications Equipment – 1.87%		
Cisco Systems, Inc.,		
4.85031%, 2–20–09	1,000	1,000,725
Finance Companies – 1.83%		
International Lease Finance Corporation,		
5.0%, 4–15–10	1,000	980,865
Forest and Paper Products – 1.99%		
International Paper Company,		
4.25%, 1–15–09	1,105	1,065,934
Mining – 1.84%		
BHP Billiton Finance (USA) Limited,		
5.0%, 12–15–10	1,000	983,132
Petroleum – International – 3.78%		
Anadarko Petroleum Corporation,		
5.375%, 3–1–07	2,025	2,022,853

See Notes to Schedule of Investments on page 113.

The Investments of Ivy Limited-Term Bond Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Railroad – 5.96%		
CSX Corporation,		
6.25%, 10–15–08	$ 748	$ 763,882
Norfolk Southern Corporation,		
7.35%, 5–15–07	1,850	1,892,383
Union Pacific Corporation,		
6.7%, 12–1–06	525	529,386
		3,185,651
Utilities – Electric – 7.22%		
FPL Group Capital Inc,		
6.125%, 5–15–07	2,000	2,015,380
Virginia Electric and Power Company,		
5.375%, 2–1–07	1,500	1,497,840
Wisconsin Energy Corporation,		
5.875%, 4–1–06	350	350,000
		3,863,220
Utilities – Telephone – 4.86%		
GTE Corporation,		
6.36%, 4–15–06	2,100	2,100,527
SBC Communications Inc.,		
4.95063%, 11–14–08	500	500,922
		2,601,449
TOTAL CORPORATE DEBT SECURITIES – 40.71%		**$21,780,640**
(Cost: $22,011,244)		
MUNICIPAL OBLIGATIONS – TAXABLE – 1.24%		
Missouri		
Missouri Development Finance Board, Taxable Infrastructure Facilities Revenue Bonds (City of Independence, Missouri – Crackerneck Creek Project), Series 2006A:		
5.35%, 3–1–10	515	512,291
5.3%, 3–1–09	150	149,355
(Cost: $665,000)		$ 661,646

See Notes to Schedule of Investments on page 113.

The Investments of Ivy Limited-Term Bond Fund

March 31, 2006

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Agency Obligations – 7.31%		
Federal Home Loan Mortgage Corporation:		
3.625%, 9–15–08	$2,000	$ 1,934,944
5.0%, 10–18–10	1,000	985,089
Federal National Mortgage Association,		
4.25%, 7–15–07	1,000	989,228
		3,909,261
Mortgage-Backed Obligations – 21.35%		
Federal Home Loan Mortgage Corporation Agency		
REMIC/CMO:		
4.0%, 12–15–12	495	476,044
3.5%, 12–15–16	959	909,915
5.5%, 7–15–17 (Interest Only)	1,000	37,340
5.5%, 10–15–23 (Interest Only)	3,758	260,209
5.0%, 6–15–24 (Interest Only)	2,000	229,857
4.0%, 11–15–32	1,140	1,079,915
Federal Home Loan Mortgage Corporation Fixed		
Rate Participation Certificates:		
4.5%, 5–1–10	740	721,866
5.5%, 1–1–17	205	204,044
5.5%, 5–1–17	201	199,919
4.5%, 4–1–18	1,244	1,190,535
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
8.0%, 2–1–08	1	1,427
7.0%, 10–1–14	39	39,670
5.5%, 2–1–17	664	660,918
5.0%, 11–1–17	747	730,003
5.5%, 1–1–18	743	739,016
Government National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
6.5%, 1–15–14	78	80,208
6.0%, 5–15–14	176	179,454
5.5%, 1–15–17	297	297,489
6.0%, 1–15–17	204	207,285
5.5%, 7–15–17	650	650,491
5.0%, 12–15–17	1,186	1,167,870
4.0%, 9–15–18	1,302	1,223,836
7.0%, 10–15–28	38	39,497
7.0%, 4–15–29	29	30,212
7.0%, 7–15–29	60	62,522
		11,419,542

See Notes to Schedule of Investments on page 113.

The Investments of Ivy Limited-Term Bond Fund

March 31, 2006

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Treasury Obligations – 27.47%		
United States Treasury Notes:		
7.0%, 7–15–06	$ 500	$ 503,028
4.75%, 11–15–08	2,000	1,995,782
3.125%, 4–15–09	2,000	1,905,000
4.0%, 6–15–09	1,000	975,664
4.0%, 3–15–10	1,500	1,455,762
5.0%, 8–15–11	2,000	2,017,578
4.375%, 8–15–12	2,000	1,948,046
4.75%, 5–15–14	2,000	1,982,500
4.25%, 8–15–14	2,000	1,914,296
		14,697,656
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 56.13%		**$30,026,459**
(Cost: $30,853,732)		
SHORT-TERM SECURITY – 1.00%		
Aluminum		
Alcoa Incorporated,		
4.86%, 4–3–06	534	**$ 533,856**
(Cost: $533,856)		
TOTAL INVESTMENT SECURITIES – 99.08%		**$53,002,601**
(Cost: $54,063,832)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.92%		**492,647**
NET ASSETS – 100.00%		**$53,495,248**

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definitions of these acronyms are as follows: CMO – Collateralized Mortgage Obligation; REMIC – Real Estate Mortgage Investment Conduit.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY LIMITED-TERM BOND FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $54,064) (Notes 1 and 3)	$53,003
Receivables:	
Interest	657
Fund shares sold	84
Prepaid and other assets	10
Total assets	53,754

LIABILITIES

Payable to Fund shareholders	190
Accrued shareholder servicing (Note 2)	19
Dividends payable	17
Due to custodian	6
Accrued accounting services fee (Note 2)	4
Accrued distribution and service fees (Note 2)	1
Accrued management fee (Note 2)	1
Other	21
Total liabilities	259
Total net assets	$53,495

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 53
Additional paid-in capital	55,118
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	—
Accumulated undistributed net realized loss	
on investment transactions	(615)
Net unrealized depreciation in value of investments	(1,061)
Net assets applicable to outstanding units of capital	$53,495
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.00
Class B	$10.00
Class C	$10.00
Class Y	$10.00
Capital shares outstanding:	
Class A	3,322
Class B	529
Class C	1,319
Class Y	177
Capital shares authorized	200,000

See Notes to Financial Statements.

Statement of Operations

IVY LIMITED-TERM BOND FUND
For the Fiscal Year Ended March 31, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$2,449
Expenses (Note 2):	
Investment management fee.	285
Distribution fee:	
Class A	36
Class B	43
Class C	114
Shareholder servicing:	
Class A	102
Class B	26
Class C	61
Class Y	4
Service fee:	
Class A	50
Class B	14
Class C	38
Class Y	5
Registration fees	52
Accounting services fee	44
Audit fees.	18
Custodian fees.	7
Legal fees	2
Other	30
Total expenses	931
Net investment income.	1,518

**REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net loss on investments.	(30)
Unrealized depreciation in value of investments during the period	(711)
Net loss on investments	(741)
Net increase in net assets resulting from operations	$ 777

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY LIMITED-TERM BOND FUND

(In Thousands)

	For the fiscal year ended March 31,	
	2006	2005
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 1,518	$ 1,586
Realized net loss on investments	(30)	(80)
Unrealized depreciation.	(711)	(2,076)
Net increase (decrease) in net assets resulting from operations	777	(570)
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(1,019)	(1,057)
Class B	(120)	(114)
Class C	(323)	(359)
Class Y	(56)	(56)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(1,518)	(1,586)
Capital share transactions (Note 5)	(9,589)	1,791
Total decrease	(10,330)	(365)
NET ASSETS		
Beginning of period.	63,825	64,190
End of period.	$53,495	$63,825
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 117 - 120.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$10.14	$10.48	$10.45	$10.20	$10.17
Income (loss) from investment operations:					
Net investment income	0.30	0.28	0.29	0.36	0.51
Net realized and unrealized gain (loss) on investments.	(0.14)	(0.34)	0.03	0.25	0.03
Total from investment operations	0.16	(0.06)	0.32	0.61	0.54
Less distributions from:					
Net investment income	(0.30)	(0.28)	(0.29)	(0.36)	(0.51)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.30)	(0.28)	(0.29)	(0.36)	(0.51)
Net asset value, end of period	$10.00	$10.14	$10.48	$10.45	$10.20
Total return[1]	1.59%	–0.60%	3.13%	6.15%	5.42%
Net assets, end of period (in millions)	$33	$38	$35	$40	$6
Ratio of expenses to average net assets including voluntary expense waiver	1.31%	1.27%	1.18%	1.09%	1.04%
Ratio of net investment income to average net assets including voluntary expense waiver	2.98%	2.71%	2.79%	3.32%	4.76%
Ratio of expenses to average net assets excluding voluntary expense waiver	—[2]	—[2]	—[2]	—[2]	1.19%
Ratio of net investment income to average net assets excluding voluntary expense waiver	—[2]	—[2]	—[2]	—[2]	4.61%
Portfolio turnover rate	28%	36%	30%	49%	33%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$10.14	$10.48	$10.45	$10.20	$10.17
Income (loss) from investment operations:					
Net investment income	0.21	0.18	0.19	0.27	0.42
Net realized and unrealized gain (loss) on investments.	(0.14)	(0.34)	0.03	0.25	0.03
Total from investment operations	0.07	(0.16)	0.22	0.52	0.45
Less distributions from:					
Net investment income	(0.21)	(0.18)	(0.19)	(0.27)	(0.42)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.21)	(0.18)	(0.19)	(0.27)	(0.42)
Net asset value, end of period	$10.00	$10.14	$10.48	$10.45	$10.20
Total return	0.68%	−1.51%	2.18%	5.18%	4.52%
Net assets, end of period (in millions)	$5	$7	$6	$5	$1
Ratio of expenses to average net assets including voluntary expense waiver	2.22%	2.20%	2.11%	2.01%	1.88%
Ratio of net investment income to average net assets including voluntary expense waiver	2.06%	1.78%	1.86%	2.47%	4.02%
Ratio of expenses to average net assets excluding voluntary expense waiver	—(1)	—(1)	—(1)	—(1)	2.15%
Ratio of net investment income to average net assets excluding voluntary expense waiver	—(1)	—(1)	—(1)	—(1)	3.76%
Portfolio turnover rate	28%	36%	30%	49%	33%

(1)Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$10.14	$10.48	$10.45	$10.20	$10.17
Income (loss) from investment operations:					
Net investment income	0.21	0.19	0.20	0.27	0.42
Net realized and unrealized gain (loss) on investments.	(0.14)	(0.34)	0.03	0.25	0.03
Total from investment operations	0.07	(0.15)	0.23	0.52	0.45
Less distributions from:					
Net investment income	(0.21)	(0.19)	(0.20)	(0.27)	(0.42)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.21)	(0.19)	(0.20)	(0.27)	(0.42)
Net asset value, end of period	$10.00	$10.14	$10.48	$10.45	$10.20
Total return	0.73%	−1.45%	2.23%	5.22%	4.46%
Net assets, end of period (in millions)	$13	$17	$22	$30	$20
Ratio of expenses to average net assets including voluntary expense waiver	2.17%	2.14%	2.05%	1.98%	1.94%
Ratio of net investment income to average net assets including voluntary expense waiver	2.12%	1.84%	1.92%	2.59%	4.04%
Ratio of expenses to average net assets excluding voluntary expense waiver	—(1)	—(1)	—(1)	—(1)	2.21%
Ratio of net investment income to average net assets excluding voluntary expense waiver	—(1)	—(1)	—(1)	—(1)	3.77%
Portfolio turnover rate	28%	36%	30%	49%	33%

(1)Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$10.14	$10.48	$10.45	$10.20	$10.17
Income (loss) from investment operations:					
Net investment income	0.31	0.29	0.29	0.36	0.51
Net realized and unrealized gain (loss) on investments.	(0.14)	(0.34)	0.03	0.25	0.03
Total from investment operations	0.17	(0.05)	0.32	0.61	0.54
Less distributions from:					
Net investment income	(0.31)	(0.29)	(0.29)	(0.36)	(0.51)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.31)	(0.29)	(0.29)	(0.36)	(0.51)
Net asset value, end of period	$10.00	$10.14	$10.48	$10.45	$10.20
Total return	1.72%	−0.49%	3.18%	6.14%	5.41%
Net assets, end of period (in millions)	$2	$2	$2	$2	$1
Ratio of expenses to average net assets including voluntary expense waiver	1.19%	1.16%	1.13%	1.09%	1.04%
Ratio of net investment income to average net assets including voluntary expense waiver	3.10%	2.82%	2.83%	3.42%	4.97%
Ratio of expenses to average net assets excluding voluntary expense waiver	—(1)	—(1)	—(1)	—(1)	1.18%
Ratio of net investment income to average net assets excluding voluntary expense waiver	—(1)	—(1)	—(1)	—(1)	4.83%
Portfolio turnover rate.	28%	36%	30%	49%	33%

(1)Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

Manager's Discussion of Ivy Mid Cap Growth Fund

March 31, 2006



An interview with Kimberly A. Scott, CFA, portfolio manager of the Ivy Mid Cap Growth Fund

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2006.

How did the Fund perform during the last fiscal year?

The Fund did well, as its Class A shares increased 26.03 percent for the period (before the impact of sales charges), compared with the Russell Mid-Cap Growth Index (generally reflecting the performance of securities that represent the mid-cap sector of the stock market), which increased 22.69 percent during the same period, and the Lipper Mid-Cap Growth Funds Universe Average (reflecting the universe of funds with similar investment objectives), which increased 23.52 percent for the year. Please note that Fund returns and peer group returns include applicable fees and expenses, whereas unmanaged indexes do not include any fees.

What factors impacted the Fund's performance relative to its benchmark index during the fiscal year?

Again this year, we feel that the Fund's strong performance against its benchmark primarily reflects very good stock selection across a number of sectors, including technology, health care, and auto and transportation. Further, the Fund was well overweight the benchmark in the financial services sector, which, in combination with strong stock performance, added significantly to the total excess return over the benchmark for the year. We had little or no exposure to two groups – materials and processing, and utilities – that had strong performance last year, so our absence there detracted slightly from the Fund's performance.

What other market conditions or events influenced the Fund's performance during the fiscal year?

The strong performance of mid-cap growth stocks occurred on a steady upward path across the year, with the exception of a short sell-off in early October. Stocks responded well to solid corporate earnings growth, which became a much more influential factor for stock price performance than the two major issues of concern, energy prices and interest rates. All sectors of the benchmark, with the exception of the very small integrated oils sector, posted gains for the year. Other energy, financial services, auto and transportation, and technology were the strongest sectors, while integrated oils, consumer staples, and consumer discretionary were the weakest.

What strategies and techniques did you employ that specifically affected the Fund's performance?

We experienced strong performance by many different specific holdings across most of the economic sectors represented in the Fund. The Fund experienced no real significant negative performance by any particular holding or group of holdings for the year.

What industries or sectors did you emphasize during the fiscal year, and what is your outlook for the next 12 months?

Areas of emphasis over the last year, relative to the benchmark, included health care, consumer staples and financial services. We were especially overweight in the financial services sector, not because of an aggressive sector allocation decision, but rather we continue to find many opportunities as stock pickers to invest in very interesting growth names in this group. In this regard, we remain favorable toward long-term holdings. Health care is another area where we were considerably overweight the benchmark, given what we see as compelling growth characteristics and high-quality names within the group. We have found many names we consider attractive, with the potential to take advantage of important long-term trends in health care. While we were excited about the energy sector earlier in the year, we de-emphasized holdings in the middle of the year as we were concerned that prices of energy commodities were extended and the valuations of the stocks were reflecting most of the good news for the companies. That said, we continue to have a very favorable secular outlook on the energy sector, and we intend to seek out opportunities to become more heavily invested as we progress through the current year.

We like the consumer staples sector for its defensive characteristics and generally healthy dividend yields on many holdings within the sector. We continue to eye a number of companies whose iconic brands we believe will continue to generate very good returns for investors over time. We also like the technology sector, particularly in the current economic environment when many companies are spending on technology to make their own operations more productive. However, we find it increasingly difficult to identify names with the combination of growth and quality management and business models we prefer. The most attractive opportunities appear to be in areas such as storage networking and semiconductors and semiconductor equipment. We remain less than enthusiastic about consumer discretionary investments, as we believe consumers are facing many challenges, including higher interest rates, higher energy prices, and ever-increasing health care expenses, plus it appears that bringing new pressure to consumer discretionary stocks likely will be the decelerating housing market. Generally, we feel investors will prefer higher quality companies that produce consistent revenue and earnings growth, as we believe the economic cycle is certainly mature.

Sector preferences aside, we always intend to look for the best combination of quality, growth and valuation to invest in what we feel are the best stocks, in an effort to create wealth potential for our shareholders over time.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

————	Ivy Mid Cap Growth Fund, Class A Shares[1]	$ 12,328
— — — -	Russell Mid-Cap Growth Index	$ 9,068
— — — —	Lipper Mid-Cap Growth Funds Universe Average	$ 9,714



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class Y	Class R
1-year period ended 3-31-06	18.78%	20.74%	25.13%	26.50%	—
5-year period ended 3-31-06	5.55%	5.33%	5.91%	7.10%	—
10-year period ended 3-31-06	—	—	—	—	—
Cumulative return since inception of Class[3] through 3-31-06	—	—	—	—	6.88%
Since inception of Class[3] through 3-31-06	3.71%	3.33%	3.89%	4.64%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares and Class R shares are not subject to sales charges.**

(3) 6-30-00 for Class A shares, 7-6-00 for Class B shares, 7-3-00 for Class C shares, 7-10-00 for Class Y shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY MID CAP GROWTH FUND

Portfolio Highlights

On March 31, 2006, the Ivy Mid Cap Growth Fund had net assets totaling $139,774,225 invested in a diversified portfolio of:

93.59%	Common Stocks
6.41%	Cash and Cash Equivalents and Options

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund owned:



	Health Care Stocks	$22.40
	Business Equipment and Services Stocks .	$16.80
	Technology Stocks	$16.63
	Financial Services Stocks	$12.29
	Capital Goods Stocks.	$ 6.95
	Cash and Cash Equivalents and Options . .	$ 6.41
	Consumer Services Stocks	$ 4.59
	Transportation Stocks.	$ 3.32
	Retail Stocks.	$ 3.13
	Consumer Nondurables Stocks	$ 3.06
	Energy Stocks	$ 2.55
	Miscellaneous Stocks.	$ 1.87

The Investments of Ivy Mid Cap Growth Fund

March 31, 2006

COMMON STOCKS	Shares	Value
Air Transportation – 1.32%		
Southwest Airlines Co.	102,900	$ 1,851,171
Aircraft – 1.64%		
L–3 Communications Holdings, Inc.	26,800	2,299,172
Banks – 4.33%		
Northern Trust Corporation	52,900	2,776,456
Synovus Financial Corp.	121,100	3,280,599
		6,057,055
Beverages – 1.65%		
Brown-Forman Corporation, Class B.	30,000	2,309,100
Business Equipment and Services – 7.59%		
CheckFree Corporation*	28,800	1,453,680
Cintas Corporation	48,850	2,084,918
Euronet Worldwide, Inc.*	27,000	1,021,140
Lamar Advertising Company, Class A*	56,650	2,976,957
Stericycle, Inc.*.	45,400	3,067,905
		10,604,600
Capital Equipment – 2.27%		
IDEX Corporation.	60,875	3,175,849
Chemicals – Specialty – 0.95%		
Air Products and Chemicals, Inc.	19,800	1,330,362
Communications Equipment – 1.16%		
Juniper Networks, Inc.*	84,950	1,623,819
Computers – Micro – 3.46%		
Apple Computer, Inc.*	57,000	3,574,755
Sun Microsystems, Inc.*.	245,350	1,259,872
		4,834,627
Electrical Equipment – 1.56%		
Molex Incorporated	10,900	361,825
Molex Incorporated, Class A	61,450	1,824,758
		2,186,583
Electronic Components – 8.53%		
Broadcom Corporation, Class A*.	70,575	3,045,664
Linear Technology Corporation	31,150	1,093,053
Maxim Integrated Products, Inc.	36,500	1,356,158
Microchip Technology Incorporated	67,700	2,457,172
Network Appliance, Inc.*	110,300	3,973,558
		11,925,605

See Notes to Schedule of Investments on page 129.

The Investments of Ivy Mid Cap Growth Fund

March 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Electronic Instruments – 1.84%		
Lam Research Corporation*	59,750	$ 2,571,341
Food and Related – 1.41%		
Hershey Foods Corporation.	37,800	1,974,294
Health Care – Drugs – 7.36%		
Allergan, Inc.	39,950	4,334,575
Gilead Sciences, Inc.*	52,800	3,291,024
ICOS Corporation*	47,800	1,053,751
Neurocrine Biosciences, Inc.*	24,950	1,609,774
		10,289,124
Health Care – General – 8.16%		
Biomet, Inc.	77,275	2,746,353
DENTSPLY International Inc.	25,300	1,471,069
Gen-Probe Incorporated*	25,100	1,383,135
Kyphon Inc.*	42,700	1,587,159
Schein (Henry), Inc.*	78,800	3,769,398
Zimmer Holdings, Inc.*	6,550	442,780
		11,399,894
Hospital Supply and Management – 6.88%		
Bard (C. R.), Inc.	52,150	3,536,291
Cytyc Corporation*	47,250	1,330,796
Health Management Associates, Inc., Class A	75,800	1,635,006
Laboratory Corporation of America Holdings*	53,300	3,116,984
		9,619,077
Hotels and Gaming – 1.10%		
Starwood Hotels & Resorts Worldwide, Inc.	22,600	1,530,698
Insurance – Property and Casualty – 2.11%		
AXIS Capital Holdings Limited	53,450	1,598,155
Everest Re Group, Ltd.	14,400	1,344,528
		2,942,683
Metal Fabrication – 3.12%		
Fastenal Company	92,050	4,357,187
Motor Vehicles – 0.71%		
Harley-Davidson, Inc.	19,050	988,314
Multiple Industry – 0.21%		
Tim Hortons Inc.*	11,050	293,378

See Notes to Schedule of Investments on page 129.

The Investments of Ivy Mid Cap Growth Fund

March 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Petroleum – Domestic – 1.05%		
XTO Energy Inc. (A)	33,766	$ 1,471,185
Petroleum – International – 0.98%		
Noble Energy, Inc. (A)	31,050	1,363,716
Petroleum – Services – 0.52%		
Smith International, Inc. (A)	18,600	724,656
Publishing – 3.49%		
Getty Images, Inc.*	28,400	2,126,592
Meredith Corporation	49,200	2,744,868
		4,871,460
Restaurants – 0.90%		
P.F. Chang's China Bistro, Inc.*	25,500	1,255,493
Retail – Food Stores – 0.97%		
Longs Drug Stores Corporation	29,350	1,358,318
Retail – General Merchandise – 0.76%		
Nordstrom, Inc.	27,000	1,057,860
Retail – Specialty Stores – 0.50%		
Chico's FAS, Inc.*	17,100	694,944
Security and Commodity Brokers – 5.85%		
Chicago Mercantile Exchange Holdings Inc.	10,150	4,542,125
Prudential Financial, Inc.	22,448	1,701,783
TD Ameritrade Holding Corporation	93,150	1,936,589
		8,180,497
Timesharing and Software – 9.21%		
Alliance Data Systems Corporation*	55,250	2,584,042
eBay Inc.*	89,200	3,481,922
Global Payments Inc.	59,800	3,169,998
Paychex, Inc.	87,300	3,632,990
		12,868,952
Trucking and Shipping – 2.00%		
C.H. Robinson Worldwide, Inc.	57,050	2,799,729
TOTAL COMMON STOCKS – 93.59%		$130,810,743
(Cost: $88,785,759)		

See Notes to Schedule of Investments on page 129.

The Investments of Ivy Mid Cap Growth Fund

March 31, 2006

PUT OPTIONS – 0.01%	Number of Contracts	Value
Noble Energy, Inc., April 35,		
Expires 4–24–06.	298	$ 298
Smith International, Inc., April 35,		
Expires 4–24–06.	179	3,613
XTO Energy Inc., April 40,		
Expires 4–24–06.	324	8,294
(Cost: $59,991)		$ 12,205

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Banks – 1.36%		
Rabobank USA Financial Corp.		
(Rabobank Nederland),		
4.83%, 4–3–06	$1,900	1,899,490
Health Care – Drugs – 2.48%		
Cloverleaf International Holdings S.A.		
(Merck & Co., Inc.),		
4.76%, 4–12–06	3,480	3,474,939
Household – General Products – 1.74%		
Fortune Brands Inc.,		
4.88%, 4–3–06	2,429	2,428,341
TOTAL SHORT-TERM SECURITIES – 5.58%		$ 7,802,770
(Cost: $7,802,770)		
TOTAL INVESTMENT SECURITIES – 99.18%		$138,625,718
(Cost: $96,648,520)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.82%		1,148,507
NET ASSETS – 100.00%		$139,774,225

See Notes to Schedule of Investments on page 129.

The Investments of Ivy Mid Cap Growth Fund

March 31, 2006

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A) Securities serve as cover for the following written call options outstanding at March 31, 2006. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Noble Energy, Inc.	298	April/52.5	$12,367	$1,490
Smith International, Inc.	179	April/47.25	15,036	398
XTO Energy Inc.	324	April/52.5	45,720	454
			$73,123	$2,342

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY MID CAP GROWTH FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $96,649) (Notes 1 and 3)	$138,626
Receivables:	
Investment securities sold.	1,163
Fund shares sold.	306
Dividends and interest.	91
Prepaid and other assets	18
Total assets	140,204

LIABILITIES

Payable to Fund shareholders	178
Payable for investment securities purchased	96
Due to custodian.	78
Accrued shareholder servicing (Note 2).	43
Accrued accounting services fee (Note 2)	6
Accrued management fee (Note 2)	3
Outstanding written options at market	
(premium received – $73) (Note 6)	2
Accrued distribution and service fees (Note 2)	1
Other	23
Total liabilities	430
Total net assets.	$139,774

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 112
Additional paid-in capital	138,455
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(11)
Accumulated undistributed net realized loss on	
investment transactions	(40,830)
Net unrealized appreciation in value of investments.	42,048
Net assets applicable to outstanding units of capital.	$139,774
Net asset value per share (net assets divided by shares outstanding):	
Class A	$12.59
Class B	$11.85
Class C	$12.10
Class Y	$12.70
Class R	$12.58
Capital shares outstanding:	
Class A	8,322
Class B	1,009
Class C	1,149
Class Y	710
Class R	8
Capital shares authorized	350,000

See Notes to Financial Statements.

Statement of Operations

IVY MID CAP GROWTH FUND
For the Fiscal Year Ended March 31, 2006
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Dividends	$ 1,205
Interest and amortization	254
Total income	1,459

Expenses (Note 2):

Investment management fee	941
Shareholder servicing:	
Class A	278
Class B	71
Class C	45
Class Y	7
Class R	—*
Distribution fee:	
Class A	50
Class B	83
Class C	93
Class R	—*
Service fee:	
Class A	158
Class B	27
Class C	31
Class Y	10
Class R	—*
Accounting services fee	60
Audit fees	26
Custodian fees	13
Legal fees	3
Other	105
Total	2,001
Less expenses in excess of voluntary limit (Note 2)	(13)
Total expenses	1,988
Net investment loss	(529)

REALIZED AND UNREALIZED GAIN ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	5,779
Realized net gain on written options	61
Realized net gain on investments	5,840
Unrealized appreciation in value of securities during the period	20,195
Unrealized appreciation in value of written options during the period	100
Unrealized appreciation in value of investments during the period	20,295
Net gain on investments	26,135
Net increase in net assets resulting from operations	$25,606

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MID CAP GROWTH FUND

(In Thousands)

	For the fiscal year ended March 31, 2006	For the fiscal year ended March 31, 2005
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (529)	$ (989)
Realized net gain on investments	5,840	2,202
Unrealized appreciation	20,295	6,472
Net increase in net assets resulting from operations	25,606	7,685
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Class R	(—)	NA
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Class R	(—)	NA
	(—)	(—)
Capital share transactions (Note 5)	22,221	11,632
Total increase	47,827	19,317
NET ASSETS		
Beginning of period	91,947	72,630
End of period	$ 139,774	$ 91,947
Undistributed net investment loss	$ (11)	$ (7)

(1)See "Financial Highlights" on pages 133 - 137.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$ 9.99	$9.09	$6.67	$8.91	$9.11
Income (loss) from investment operations:					
Net investment income (loss)	(0.04)	(0.09)	(0.08)	(0.05)	0.02
Net realized and unrealized gain (loss) on investments.	2.64	0.99	2.50	(2.19)	(0.17)
Total from investment operations	2.60	0.90	2.42	(2.24)	(0.15)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)*	(0.05)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)*	(0.05)
Net asset value, end of period	$12.59	$9.99	$9.09	$6.67	$8.91
Total return[1]	26.03%	9.90%	36.28%	–25.13%	–1.67%
Net assets, end of period (in millions)	$105	$68	$50	$14	$15
Ratio of expenses to average net assets including voluntary expense waiver[2]	1.62%	1.65%	1.84%	1.17%	1.17%
Ratio of net investment income (loss) to average net assets including voluntary expense waiver[2]	–0.30%	–0.95%	–1.20%	–0.49%	0.34%
Ratio of expenses to average net assets excluding voluntary expense waiver[2]	—	1.70%	1.89%	2.02%	1.84%
Ratio of net investment loss to average net assets excluding voluntary expense waiver[2]	—	–1.00%	–1.25%	–1.34%	–0.33%
Portfolio turnover rate	28%	25%	24%	36%	39%

 *Not shown due to rounding.
(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) See Note 2.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	2005	2004	2003	2002
Net asset value, beginning of period	$ 9.50	$8.75	$6.49	$8.81	$9.07
Income (loss) from investment operations:					
Net investment loss.	(0.18)	(0.23)	(0.17)	(0.14)	(0.09)
Net realized and unrealized gain (loss) on investments.	2.53	0.98	2.43	(2.18)	(0.17)
Total from investment operations	2.35	0.75	2.26	(2.32)	(0.26)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.85	$9.50	$8.75	$6.49	$8.81
Total return	24.74%	8.57%	34.82%	−26.33%	−2.87%
Net assets, end of period (in millions)	$12	$11	$12	$2	$2
Ratio of expenses to average net assets including voluntary expense waiver[1]	2.70%	2.81%	3.04%	2.73%	2.49%
Ratio of net investment loss to average net assets including voluntary expense waiver[1]	−1.43%	−2.12%	−2.37%	−2.05%	−0.95%
Ratio of expenses to average net assets excluding voluntary expense waiver[1]	—	—	3.09%	3.58%	3.90%
Ratio of net investment loss to average net assets excluding voluntary expense waiver[1]	—	—	−2.43%	−2.90%	−2.37%
Portfolio turnover rate.	28%	25%	24%	36%	39%

(1) See Note 2.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$ 9.67	$8.86	$6.56	$8.85	$9.08
Income (loss) from investment operations:					
Net investment loss.	(0.12)	(0.15)	(0.13)	(0.10)	(0.05)
Net realized and unrealized gain (loss) on investments.	2.55	0.96	2.43	(2.19)	(0.18)
Total from investment operations	2.43	0.81	2.30	(2.29)	(0.23)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$12.10	$9.67	$8.86	$6.56	$8.85
Total return	25.13%	9.14%	35.06%	−25.88%	−2.53%
Net assets, end of period (in millions)	$14	$11	$10	$3	$4
Ratio of expenses to average net assets including voluntary expense waiver[1]	2.35%	2.35%	2.59%	2.18%	2.10%
Ratio of net investment loss to average net assets including voluntary expense waiver[1]	−1.09%	−1.66%	−1.98%	−1.50%	−0.55%
Ratio of expenses to average net assets excluding voluntary expense waiver[1]	2.40%	2.46%	2.64%	3.03%	3.30%
Ratio of net investment loss to average net assets excluding voluntary expense waiver[1]	−1.14%	−1.77%	−2.03%	−2.35%	−1.74%
Portfolio turnover rate.	28%	25%	24%	36%	39%

(1) See Note 2.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$10.04	$ 9.09	$6.67	$8.91	$9.11
Income (loss) from investment operations:					
Net investment income (loss)	0.05[1]	(0.06)	(0.05)	(0.01)	0.00
Net realized and unrealized gain (loss) on investments.	2.61[1]	1.01	2.47	(2.20)	(0.14)
Total from investment operations	2.66	0.95	2.42	(2.21)	(0.14)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.03)	(0.06)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.03)	(0.06)
Net asset value, end of period	$12.70	$10.04	$9.09	$6.67	$8.91
Total return	26.50%	10.45%	36.28%	−24.86%	−1.52%
Net assets, end of period (in thousands)	$9,009	$1,961	$1,363	$329	$438
Ratio of expenses to average net assets including voluntary expense waiver[2]	1.25%	1.25%	1.72%	0.86%	0.83%
Ratio of net investment income (loss) to average net assets including voluntary expense waiver[2]	0.43%	−0.55%	−0.91%	−0.18%	0.50%
Ratio of expenses to average net assets excluding voluntary expense waiver[2]	1.43%	1.48%	1.77%	1.71%	1.30%
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver[2]	0.25%	−0.78%	−0.96%	−1.03%	0.03%
Portfolio turnover rate.	28%	25%	24%	36%	39%

(1) Based on average weekly shares outstanding.
(2) See Note 2.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 12-29-05[1] to 3-31-06
Net asset value, beginning of period	$11.77
Income from investment operations:	
Net investment income	0.02
Net realized and unrealized gain on investments.	0.79
Total from investment operations	0.81
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$12.58
Total return	6.88%
Net assets, end of period (in thousands)	$107
Ratio of expenses to average net assets.	1.75%[2]
Ratio of net investment income to average net assets	0.73%[2]
Portfolio turnover rate.	28%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2006.

See Notes to Financial Statements.

Manager's Discussion of Ivy Money Market Fund

March 31, 2006



An interview with Mira Stevovich, CFA, portfolio manager of the Ivy Money Market Fund

The following discussion and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2006.

How did the Fund perform during the last fiscal year?

The Fund remained competitive with peer money market funds during the fiscal year. The overall yield increased gradually over the year, due primarily to increases in market rates of interest, as the Federal Reserve increased the Federal Fund's rate consistently over the course of the year. The fiscal year began with the Federal Funds rate at 2.75 percent. The Federal Reserve continued to remove excess liquidity from the financial system by increasing short-term interest rates in a steady and measured way. At fiscal year-end the Federal Funds rate was 4.75 percent, up 2 percentage points from the previous fiscal year.

What factors affected performance during the fiscal year?

Certainly the increase in short-term interest rates was a major factor in the overall performance of the Fund. The steady march of rate increases kept us reinvesting at higher rates of interest, thereby increasing the yield on the Fund.

Credit quality also continued to play a role in the management and performance of the Fund. We remain vigilant in our review of companies and securities in which we invest. We continue to select investments that we believe to be of the highest credit quality, based on our strict credit risk constraints. However, these securities do not always pay the highest rates of interest, meaning that the overall yield can be held down somewhat by the higher quality bias.

What other market conditions or events influenced the Fund's performance during the fiscal year?

Investors in the short-term market have kept their investments relatively short in anticipation of future rate increases. As a result, yields on securities with very short maturities became depressed. Also, the uncertainty over the ultimate timing and magnitude of interest rate increases influenced longer-dated securities, limiting the typical upward reaction to increases in short term rates. This also kept investors at the shorter end of the short-term market, somewhat suppressing yields.

What strategies and techniques did you employ that specifically affected the Fund's performance?

As always, we carefully select securities that we feel are of the highest credit quality. This approach ultimately affects the Fund's yield, because high quality securities are issued at premium rates of interest (lower-yielding securities). In an effort to compensate for this, we have tried to purchase longer-dated (higher-yielding), high quality securities. We also have looked to certain sectors, such as taxable municipal securities, which have been offered at attractive rates of interest. We feel that floating-rate taxable municipal and corporate securities have been excellent investment vehicles during this incrementally increasing interest rate environment. The more frequently the rate change of the floating-rate security, the more quickly interest rate increases are captured in the Fund.

What industries did you emphasize during the fiscal year, and what is your outlook for the next 12 months?

Our first emphasis is credit quality. Beyond that, we have maintained a substantial portion of the Fund in the floating rate security sector, attempting to take advantage of increasing rates of interest. We intend to continue to hold securities of this type going forward; however, due to the uncertainty of future interest rate increases, we may look to add longer-dated securities, thereby locking-in higher rates of interest.

Recently, we also have invested in asset-backed commercial paper programs, as they generally provide higher yields, while also providing high credit quality. We intend to look to increase our exposure to this sector when the opportunity presents itself.

Going forward, we likely will choose securities from all sectors, including U.S. Treasury and government agency securities, when we feel they look attractive on a relative basis.

Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

SHAREHOLDER SUMMARY OF IVY MONEY MARKET FUND

Portfolio Highlights

On March 31, 2006, Ivy Money Market Fund had net assets totaling $49,373,479.
As a shareholder of the Fund, for every $100 you had invested on March 31, 2006,
your Fund owned:



Corporate Obligations – Notes	$31.43
Municipal Obligations – Taxable	$23.75
Corporate Obligations – Commercial Paper	$16.69
Corporate Obligations – Commercial Paper (backed by irrevocable bank letter of credit)	$ 9.94
Corporate Obligations – Certificates of Deposit	$ 9.57
United States Government Agency Obligations and Cash and Cash Equivalents	$ 8.62

The Investments of Ivy Money Market Fund

March 31, 2006

CORPORATE OBLIGATIONS	Principal Amount in Thousands	Value
Certificates of Deposits – 9.57%		
Banks		
Barclays Bank PLC, New York Branch,		
5.2%, 4–3–07	$ 925	$ 925,000
Citibank, N.A.:		
4.625%, 4–28–06	1,000	1,000,000
4.73%, 5–23–06	800	800,000
4.81%, 6–7–06	350	350,000
Royal Bank of Scotland plc (The):		
4.34%, 10–3–06	800	800,000
4.725%, 11–27–06	600	599,557
Wells Fargo Bank, N.A.,		
5.0%, 2–13–07	250	250,000
		4,724,557
Commercial Paper		
Banks – 2.02%		
Lloyds TSB Bank PLC,		
4.78%, 4–5–06	1,000	**999,469**
Finance Companies – 11.69%		
Ciesco, LLC,		
4.79%, 6–2–06	2,300	2,281,026
Preferred Receivables Funding Corp.,		
4.88%, 4–3–06	1,144	1,143,690
Three Pillars Funding LLC:		
4.7%, 4–17–06	2,000	1,995,822
4.75%, 4–20–06	350	349,123
		5,769,661
Security and Commodity Brokers – 2.98%		
UBS Finance Delaware LLC (UBS AG):		
4.49%, 4–17–06	1,000	998,005
4.69%, 5–8–06	475	472,710
		1,470,715
Total Commercial Paper – 16.69%		**8,239,845**
Commercial Paper (backed by irrevocable bank letter of credit)		
Finance Companies – 5.09%		
ED&F Man Treasury Management PLC (Royal Bank of Scotland PLC (The)),		
4.8%, 4–3–06	950	949,747

See Notes to Schedule of Investments on page 147.

The Investments of Ivy Money Market Fund

March 31, 2006

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Commercial Paper (backed by irrevocable bank letter of credit) (Continued)		
Finance Companies (Continued)		
River Fuel Company #2, Inc. (Bank of New York Company Inc. (The)), 4.6%, 4–3–06	$ 382	$ 381,902
River Fuel Funding Company #3, Inc. (Bank of New York Company Inc. (The)), 4.76%, 7–6–06	1,000	987,307
River Fuel Trust #1 (Bank of New York Company Inc. (The)), 4.58%, 4–3–06	195	194,950
		2,513,906
Food and Related – 4.85%		
COFCO Capital Corp. (Rabobank Nederland):		
4.68%, 4–13–06	1,200	1,198,128
4.71%, 4–18–06	1,200	1,197,331
		2,395,459
Total Commercial Paper (backed by irrevocable bank letter of credit) – 9.94%		4,909,365
Notes		
Apparel – 1.22%		
NIKE, Inc., 5.5%, 8–15–06	600	**601,768**
Banks – 5.16%		
Bank of New York Company Inc. (The), 2.2%, 5–12–06	850	848,512
Wells Fargo & Company:		
4.68313%, 4–3–06	500	500,000
4.73875%, 4–18–06	1,200	1,200,000
		2,548,512
Business Equipment and Services – 1.64%		
Playworld Systems Incorporated, Taxable Variable Rate Demand/Fixed Rate Revenue Bonds, Series A of 1998 (Wachovia Bank, N.A.), 4.93%, 4–5–06	810	**810,000**
Computers – Main and Mini – 2.03%		
International Business Machines Corporation, 4.68%, 4–10–06	1,000	**1,000,000**

See Notes to Schedule of Investments on page 147.

The Investments of Ivy Money Market Fund

March 31, 2006

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Finance Companies – 3.80%		
Caterpillar Financial Services Corp.,		
2.35%, 9–15–06	$500	$ 495,842
Lowell Family, LLC, Variable Rate Taxable		
Demand Bonds (LaSalle Bank National		
Association),		
4.87002%, 4–6–06	250	250,000
P&W Holdings, LLC, Taxable Variable Rate		
Demand Bonds, Series 2005		
(Wachovia Bank, N.A.),		
4.83%, 4–6–06	255	255,000
Park Street Properties I, LLC, Taxable Variable		
Rate Demand Notes, Series 2004 (University		
of Wisconsin – Madison Projects), (U.S. Bank,		
National Association),		
4.83%, 4–6–06	875	875,000
		1,875,842
Health Care – Drugs – 2.03%		
Lilly (Eli) and Company,		
4.6%, 4–3–06	600	600,000
Pfizer Investment Capital p.l.c. (Pfizer Inc.),		
Extendible Liquidity Securities,		
4.70875%, 4–18–06	400	400,000
		1,000,000
Health Care – General – 2.52%		
ACTS Retirement – Life Communities, Inc.,		
Variable Rate Demand Bonds, Series 2003A		
(Bank of America, N.A.),		
4.8%, 4–6–06	500	500,000
B & D Associates, LLP and Eye Associates of		
Boca Raton, P.A., Taxable Variable Rate		
Demand Bonds (B & D Associates Project),		
Series 2005 (Wachovia Bank, N.A.),		
4.83%, 4–6–06	745	745,000
		1,245,000

See Notes to Schedule of Investments on page 147.

The Investments of Ivy Money Market Fund

March 31, 2006

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Hospital Supply and Management – 0.55%		
Autumn House at Powder Mill, Inc.,		
Taxable Variable Rate Demand Bonds,		
Series of 2003 (Suntrust Bank),		
4.9%, 4–5–06	$ 50	$ 50,000
Meriter Management Services, Inc.,		
Taxable Variable Rate Demand Notes,		
Series 1996 (U.S. Bank Milwaukee, N.A.),		
4.8%, 4–5–06	220	220,000
		270,000
Multiple Industry – 6.59%		
3M Company,		
5.6736%, 12–12–06 (A)	1,000	1,005,498
General Electric Capital Corporation,		
5.0%, 2–15–07	500	500,599
The Salvation Army, Taxable Multi-Modal Revenue		
Bonds, Series 2005A (The Bank of New York),		
4.83%, 4–6–06	1,750	1,750,000
		3,256,097
Retail – General Merchandise – 4.85%		
Service Oil, Inc., Taxable Variable Rate Demand		
Bonds (Service Oil, Inc.), Series 2002		
(U.S. Bank, National Association),		
4.9%, 4–3–06	490	490,000
Wal-Mart Stores, Inc.,		
5.586%, 6–1–06	1,900	1,905,411
		2,395,411
Trucking and Shipping – 1.04%		
Volpe Family Partnership, L.P., Taxable Variable		
Rate Demand Revenue Bonds, Series of 2001		
(Wachovia Bank, N.A.),		
4.88%, 4–6–06	515	515,000
Total Notes – 31.43%		15,517,630
TOTAL CORPORATE OBLIGATIONS – 67.63%		**$33,391,397**

(Cost: $33,391,397)

See Notes to Schedule of Investments on page 147.

The Investments of Ivy Money Market Fund

March 31, 2006

MUNICIPAL OBLIGATIONS – TAXABLE	Principal Amount in Thousands	Value
California – 8.25%		
County of Sacramento, Taxable Pension Funding Bonds, Series 1995B (Bayerische Landesbank Girozentrale, New York Branch), 4.92%, 4–5–06	$2,075	$ 2,075,000
California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds (Air Products and Chemicals, Inc./Wilmington Facility), Taxable Series 1997A, 4.6%, 4–4–06	2,000	2,000,000
		4,075,000
Florida – 1.01%		
University of South Florida Research Foundation, Incorporated, Variable Rate Demand Revenue Bonds (Interdisciplinary Research Building Project), Taxable Series 2004B (Bank of America, N.A.), 4.8%, 4–5–06	500	**500,000**
Georgia – 4.05%		
Municipal Electric Authority of Georgia, General Resolution Projects Bond Anticipation Notes, Series B (Taxable), (Bayerische Landesbank, New York Branch, Wachovia Bank, National Association and WestLB AG, New York Branch), 4.7%, 4–4–06	2,000	**2,000,000**
New York – 2.58%		
Nassau County Industrial Development Agency, Taxable Variable Rate Demand Revenue Bonds (57 Seaview Realty Associates, LLC 2004 Project), (Wachovia Bank, N.A.), 4.83%, 4–6–06	1,075	1,075,000
City of New York (The), General Obligation Bonds, Fiscal 1995 Series B, Taxable Adjustable Rate Bonds (Bayerische Landesbank Girozentrale), 4.62%, 4–4–06	200	200,000
		1,275,000

See Notes to Schedule of Investments on page 147.

The Investments of Ivy Money Market Fund

March 31, 2006

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
Texas – 1.93%		
Gulf Coast Waste Disposal Authority, Pollution Control Revenue Bonds (Amoco Oil Company Project), Taxable Series 1995, 4.55%, 5–1–06	$ 950	$ 950,000
Washington – 2.90%		
Washington State Housing Finance Commission:		
Taxable Variable Rate Demand Multifamily Revenue Bonds:		
Brittany Park Project, Series 1996B (U.S. Bank of Washington, National Association), 4.88%, 4–6–06	595	595,000
Columbia Heights Retirement Project, Series 2004 B (Wells Fargo Bank, N.A.), 4.8%, 4–3–06	380	380,000
Mill Pointe Apartments Project, Series 1999B (U. S. Bank, National Association), 4.9%, 4–3–06	210	210,000
Taxable Variable Rate Demand Nonprofit Revenue Bonds, Virginia Mason Research Center Project, Series 1997B (U.S. Bank, National Association), 4.9%, 4–6–06	245	245,000
		1,430,000
Wisconsin – 3.03%		
Town of Wood River, Wisconsin, Taxable Variable Rate Demand Industrial Development Revenue Bonds (Burnett Dairy Cooperative Project), Series 2001B (U. S. Bank, National Association), 4.9%, 4–3–06	1,495	**1,495,000**
TOTAL MUNICIPAL OBLIGATIONS – TAXABLE – 23.75%		**$11,725,000**

(Cost: $11,725,000)

See Notes to Schedule of Investments on page 147.

The Investments of Ivy Money Market Fund

March 31, 2006

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Federal Home Loan Bank:		
4.0%, 4–13–06	$700	$ 700,000
3.75%, 1–16–07	750	744,037
5.0%, 3–2–07	800	800,000
Federal Home Loan Mortgage Corporation,		
4.8%, 2–23–07	600	600,000
Federal National Mortgage Association,		
4.05%, 8–14–06	750	750,000
Overseas Private Investment Corporation:		
4.8%, 4–5–06	858	858,000
4.8%, 4–5–06	400	400,000
4.82%, 4–5–06	360	360,465
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 10.56%		**$ 5,212,502**
(Cost: $5,212,502)		
TOTAL INVESTMENT SECURITIES – 101.94%		**$50,328,899**
(Cost: $50,328,899)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.94%)		**(955,420)**
NET ASSETS – 100.00%		**$49,373,479**

Notes to Schedule of Investments

(A)Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, the total value of this security amounted to 2.04% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

Statement of Assets and Liabilities

IVY MONEY MARKET FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $50,329) (Note 1)	$50,329
Cash	60
Receivables:	
Fund shares sold.	836
Interest.	297
Prepaid and other assets	22
Total assets	51,544

LIABILITIES

Payable to Fund shareholders	1,204
Payable for investment securities purchased	925
Dividends payable.	20
Accrued shareholder servicing (Note 2).	19
Accrued accounting services fee (Note 2)	2
Accrued management fee (Note 2)	1
Accrued distribution and service fees (Note 2)	—*
Total liabilities	2,171
Total net assets.	$49,373

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 494
Additional paid-in capital	48,879
Net assets applicable to outstanding units of capital.	$49,373
Net asset value per share (net assets divided by shares outstanding):	
Class A	$1.00
Class B	$1.00
Class C	$1.00
Capital shares outstanding:	
Class A	44,100
Class B	2,171
Class C	3,102
Capital shares authorized	350,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY MONEY MARKET FUND
For the Fiscal Year Ended March 31, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$1,837
Expenses (Note 2):	
Investment management fee.	195
Shareholder servicing:	
Class A	165
Class B	5
Class C	10
Registration fees	56
Distribution fee:	
Class B	13
Class C	29
Accounting services fee	30
Audit fees.	18
Service fee:	
Class B	4
Class C	10
Custodian fees.	8
Legal fees	1
Other	21
Total	565
Less expenses in excess of voluntary waiver	
for Class A (Note 2).	(64)
Total expenses.	501
Net investment income	1,336
Net increase in net assets resulting from operations.	$1,336

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MONEY MARKET FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2006	2005
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 1,336	$ 345
Net increase in net assets resulting from operations.	1,336	345
Distributions to shareholders from net investment income (Note 1F):[1]		
Class A	(1,235)	(337)
Class B	(33)	(2)
Class C	(68)	(6)
	(1,336)	(345)
Capital share transactions (Note 5)	3,772	(6,679)
Total increase (decrease)	3,772	(6,679)
NET ASSETS		
Beginning of period.	45,601	52,280
End of period.	$49,373	$45,601
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 151 - 153.

Financial Highlights

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.0288	0.0083	0.0061	0.0124	0.0259
Less dividends declared	(0.0288)	(0.0083)	(0.0061)	(0.0124)	(0.0259)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	2.87%	0.82%	0.62%	1.25%	2.70%
Net assets, end of period (in millions)	$44	$39	$45	$10	$5
Ratio of expenses to average net assets including voluntary expense waiver	0.91%	0.89%	0.67%	0.52%	0.81%
Ratio of net investment income to average net assets including voluntary expense waiver	2.87%	0.81%	0.48%	1.26%	2.60%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.06%	1.20%	0.87%	0.92%	1.03%
Ratio of net investment income to average net assets excluding voluntary expense waiver	2.72%	0.50%	0.28%	0.86%	2.38%

See Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.0184	0.0014	0.0002	0.0015	0.0147
Less dividends declared	(0.0184)	(0.0014)	(0.0002)	(0.0015)	(0.0147)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	1.82%	0.14%	0.02%	0.16%	1.55%
Net assets, end of period (in millions)	$2	$1	$1	$1	$1
Ratio of expenses to average net assets including voluntary expense waiver	1.95%	1.57%[1]	1.14%[1]	1.59%[2]	1.88%[2]
Ratio of net investment income to average net assets including voluntary expense waiver	1.86%	0.12%[1]	0.02%[1]	0.14%[2]	1.33%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	—	1.95%[1]	1.34%[1]	2.06%[2]	2.39%[2]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	—	–0.26%[1]	–0.18%[1]	–0.33%[2]	0.82%[2]

(1)Voluntary waiver of expenses to maintain yield of 0.01%.
(2)Based on voluntary waiver of management fees due to Fund net assets below $25 million. See Note 2.

See Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	2005	2004	2003	2002
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.0185	0.0013	0.0002	0.0019	0.0157
Less dividends declared	(0.0185)	(0.0013)	(0.0002)	(0.0019)	(0.0157)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	1.83%	0.12%	0.02%	0.20%	1.63%
Net assets, end of period (in millions)	$3	$5	$6	$10	$7
Ratio of expenses to average net assets including voluntary expense waiver	1.94%	1.58%[1]	1.16%[1]	1.56%[2]	1.81%[2]
Ratio of net investment income to average net assets including voluntary expense waiver	1.75%	0.12%[1]	0.03%[1]	0.18%[2]	1.58%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	—	1.99%[1]	1.35%[1]	1.99%[2]	2.31%[2]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	—	−0.29%[1]	−0.17%[1]	−0.25%[2]	1.08%[2]

[1] Voluntary waiver of expenses to maintain yield of 0.01%.
[2] Based on voluntary waiver of management fees due to Fund net assets below $25 million. See Note 2.

See Notes to Financial Statements.

Manager's Discussion of Ivy Municipal Bond Fund

March 31, 2006



**An interview with Bryan J. Bailey, CFA,
portfolio manager of the Ivy Municipal Bond Fund**

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2006.

How did the Fund perform during the last fiscal year?

The Fund's 2.19 percent return (Class C shares) underperformed its benchmark. The Lehman Brothers Municipal Bond Index (reflecting the performance of securities that generally represent the municipal bond market) rose 3.81 percent for the fiscal year. The Fund's results for the fiscal year were also less than the average of its mutual fund peer group, as the Lipper General Municipal Debt Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives) increased 3.48 percent for the period. Please note that Fund returns and peer group returns include applicable fees and expenses, whereas unmanaged indexes do not include any fees.

Why did the Fund lag its benchmark index during the fiscal year?

This past year, the same issues that negatively impacted Fund performance in fiscal year 2004 continued to plague us and led to underperformance. First, the Fund both began and ended the year with lower exposure to long-dated (20-plus year) bonds than benchmark, as well as many of our peers. The long end of the yield curve produced the best performance results over the year by a wide margin. Bonds with aggressive discount structures performed particularly well. With nominal interest rates hovering near historical lows, and the Federal Reserve aggressively raising its short-term interest rate target (to 4.75 percent by fiscal year-end), as well as emerging signs of inflation, we felt it prudent to have lower-than-benchmark exposure to bonds with the highest level of interest rate sensitivity.

We were wrong. In February 2005, former Fed Chairman Alan Greenspan called the tame behavior of long-term interest rates a "conundrum," as it is essentially unprecedented for long rates not to rise during periods of monetary tightening. We entered the fiscal year anticipating additional yield curve flattening, but we were caught off guard by the tame behavior of the longest maturities. We continue to dislike the risk/reward trade-off presented by the long end of the market, and given that we would need to liquidate high quality, defensive, significantly higher-yielding bonds in order to increase our exposure, we found it prudent to stick with the current maturity distribution of the portfolio.

The second notable factor that negatively impacted the performance of the fund was a lower-than-benchmark position in non-investment grade and lower quality issuers, especially tobacco bonds. We started the year with a very narrow difference in yields between high and low quality bonds (quality spreads), in our opinion. However, at fiscal year-end, spreads remained compressed and were even tighter in some instances. This has been a period where the best performing funds have been the ones that have taken the biggest risks. We don't believe that this situation will persist indefinitely, and we feel we are positioned accordingly.

While we are disappointed with our overall results, we did achieve success in some areas of the portfolio. We believe that we enhanced Fund performance by having approximately 15 percent of the portfolio pre-refunded, as well as holding higher-than-benchmark positions in the outperforming educational revenue bond sector. The Fund's higher-than-benchmark position in bonds subject to the alternative minimum tax (AMT) also helped our results this year. Our higher-than-benchmark position in the underperforming housing revenue bond sector, however, was a drag on performance this past year. Nonetheless, we intend to maintain this overweight position because of its higher yield/credit quality characteristics, as well as defensive attributes.

What other market conditions or events influenced the Fund's return during the fiscal year?

We feel we are in a period where bond prices appear to be more affected by technical market factors rather than fundamental factors. The presence of many large nontraditional fixed income investors is making predictions on interest rates very difficult. Arbitrageurs, foreign central banks, mortgage-backed portfolio managers, tender option bond programs, as well as domestic and foreign hedge funds, appear to have become the primary drivers of fixed income markets, and the municipal bond market specifically.

Currently, a substantial amount of bond market activity appears to reflect computer-based trading and technical strategies rather than market fundamentals. We are alert for the possibility of flight to quality trades on geopolitical/terrorism fears, as well as potential market shocks. Unfortunately, many of these activities are very difficult to predict, and the sheer size of computer-based trades are typically massive. This is today's reality, and it is something that we will continue to try to manage by not straying too far from the duration (interest rate sensitivity) of the Fund's benchmark. We believe this is prudent given the nature of the current market place.

What strategies and techniques did you employ that specifically affected the Fund's performance?

Maintaining the high credit quality of the portfolio, improved diversification between sectors and states, and maintaining marketable position sizes has helped to dramatically reduce performance volatility. Our management style is essentially a skeptical top-down style with an emphasis on identifying relative value opportunities between sectors, states and different security structures. Simultaneously, we attempt to exploit opportunities presented by the shape and slope of the yield curve. The Fund is typically fully invested. We feel our diligent approach to ongoing credit analysis and subsequent surveillance after purchase has enabled the Fund to avoid many of the credit disasters that, we believe, plagued some of our competitors in the past. While this year was very quiet, with regard to negative credit episodes, we believe our approach will serve us well going forward.

We have been in an extended period where the most aggressive risk takers, both interest rate and credit, have been the big winners, while managers who adhere to risk averse capital preservation strategies, like we do, have lagged. At a National Association for Business Economics meeting in September 2005, former Fed Chairman Alan Greenspan made the following comment: "Whatever the reason for narrowing credit spreads, and they differ from episode to episode, history cautions that extended periods of low concern about credit risk have invariably been followed by reversal, with an attendant fall in the prices of risky assets." While we acknowledge that this environment may persist for a while longer, we agree with Greenspan's comments, and we feel that we are well positioned in the event of a reversal.

We still see very few, if any, relative value opportunities in our market. Even though interest rates have begun to move up recently, nominal interest rates are still very low, credit spreads are still tight, the Fed continues to remove accommodation from the system, there are emerging signs of inflation, and the yield curve is very flat. We are exercising restraint in "yield chasing." While acknowledging that we have been through a painful period, we feel that our patience will eventually be rewarded.

Going forward, we anticipate keeping the credit quality of the portfolio in the AA category or above, while actively seeking relative value opportunities between sectors, states and security structures. Positioning and asset distribution across the yield curve likely will continue to be a vital part of our investment strategy, as well as monitoring cross market technical factors. We expect to maintain the Fund's neutral to defensive exposure to interest rate risk. We intend to continue investing in short-, intermediate- and longer-term (when appropriate) investment grade (primarily) municipal bonds with an emphasis on quality and capital preservation with minimal yield sacrifice.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——————— Ivy Municipal Bond Fund, Class C Shares[1]	$15,046
— — — — Lehman Brothers Municipal Bond Index	$17,693
— — — — Lipper General Municipal Debt Funds Universe Average	$16,209



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C[3]	Class Y
1-year period ended 3-31-06	−1.38%	−1.77%	2.19%	2.98%
5-year period ended 3-31-06	3.93%	3.72%	3.94%	4.67%
10-year period ended 3-31-06	—	—	4.17%	—
Since inception of Class[4] through 3-31-06	4.33%	4.13%	—	3.75%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4) 9-15-00 for Class A shares, 8-8-00 for Class B shares and 12-30-98 for Class Y shares (the date on which shares were first acquired and continuously held by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY MUNICIPAL BOND FUND

Portfolio Highlights

On March 31, 2006, Ivy Municipal Bond Fund had net assets totaling $23,062,488 invested in a diversified portfolio.

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund owned:



Prerefunded ETM Bonds	$21.38
State, County and City General Obligation Bonds	$15.36
Education Revenue Bonds	$13.28
Other Municipal Bonds	$ 9.46
Housing Revenue Bonds	$ 8.11
Airport Revenue Bonds	$ 6.48
Public Power Revenue Bonds	$ 6.47
Special Tax Bonds	$ 6.14
Transportation Revenue Bonds	$ 4.62
Hospital Revenue Bonds	$ 4.39
Student Loans Bonds	$ 2.28
Cash and Cash Equivalents	$ 2.03

On March 31, 2006, the breakdown of municipal bonds (by ratings) held by the Fund, including cash and cash equivalents, was as follows:



AAA	63.11%
AA	9.43%
A	7.12%
BBB	14.80%
BB	2.98%
B	0.53%
Cash and Cash Equivalents	2.03%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other rates are available.

2006 Tax Year Taxable Equivalent Yields[1]				Equivalent Tax Free Yields			
If your Taxable Income is:		Your Marginal Tax Bracket Is					
Joint Return	Single Return		3%	4%	5%	6%	
$ 0 - 15,100	$ 0 - 7,550	10%	3.33%	4.44%	5.56%	6.67%	
$ 15,101 - 61,300	$ 7,551 - 30,650	15%	3.53%	4.71%	5.88%	7.06%	
$ 61,301 - 123,700	$ 30,651 - 74,200	25%	4.00%	5.33%	6.67%	8.00%	
$123,701 - 188,450	$ 74,201 - 154,800	28%	4.17%	5.56%	6.94%	8.33%	
$188,451 - 336,550	$154,801 - 336,550	33%	4.48%	5.97%	7.46%	8.96%	
$336,551 and above	$336,551 and above	35%	4.62%	6.15%	7.69%	9.23%	

(1) Table is for illustration only and does not represent the actual performance of Ivy Municipal Bond Fund.

The Investments of Ivy Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS	Principal Amount in Thousands	Value
Arizona – 1.61%		
City of Bullhead City, Arizona, Bullhead Parkway Improvement District, Improvement Bonds, 6.1%, 1–1–13	$225	$ 225,842
The Industrial Development Authority of the City of Phoenix, Arizona, Single Family Mortgage Revenue Bonds, Series 2002–1A, 6.2%, 3–1–34	95	97,413
The Industrial Development Authority of the County of Pima, Education Revenue Bonds (Paradise Education Center Project), Series 2003A, 5.875%, 6–1–33	50	49,163
		372,418
California – 8.83%		
San Mateo County Community College District (County of San Mateo, California), 2002 General Obligation Bonds (Election of 2001), Series A (Current Interest Bonds), 5.375%, 9–1–15	500	545,870
State of California, Various Purpose General Obligation Bonds, 5.0%, 2–1–22	495	513,449
Trustees of the California State University Systemwide Revenue Bonds, Series 2002A, 5.5%, 11–1–15	250	272,985
Moreno Valley Unified School District, General Obligation Bonds, 2004 Election, Series A (Riverside County, California), 5.25%, 8–1–22	240	257,009
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds, Series 2003A–1 (Fixed Rate), 6.75%, 6–1–39	200	225,172
Riverside Community College District, Riverside County, California, Election of 2004, General Obligation Bonds, Series 2004A, 5.5%, 8–1–29	200	222,844
		2,037,329
Colorado – 2.28%		
City of Aspen, Colorado, Sales Tax Revenue Bonds, Series 1999, 5.25%, 11–1–15	500	**524,840**

See Notes to Schedule of Investments on page 167.

The Investments of Ivy Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Delaware – 0.93%		
Delaware State Housing Authority, Senior Single Family Mortgage Revenue Bonds, 2005 Series A, 5.8%, 7–1–35	$200	$ 213,416
Florida – 3.50%		
School District of Hillsborough County, Florida, Sales Tax Revenue Bonds, Series 2002, 5.375%, 10–1–13	500	539,455
City of Jacksonville, Florida, Better Jacksonville Sales Tax Revenue Bonds, Series 2003, 5.25%, 10–1–19	250	268,210
		807,665
Georgia – 0.98%		
Hospital Authority of Cobb County (Georgia), Revenue Anticipation Refunding and Improvement Certificates, Series 2003, 5.25%, 4–1–20	210	225,700
Illinois – 8.52%		
Village of Bedford Park, Cook County, Illinois, Water Revenue Bonds, Series 2000A, 6.0%, 12–15–12	955	1,041,112
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001, 6.05%, 12–15–19	645	656,094
City of Chicago, General Obligation Bonds, Project and Refunding, Series 2004A, 5.25%, 1–1–21	250	267,685
		1,964,891
Indiana – 8.48%		
New Albany-Floyd County School Building Corporation, First Mortgage Bonds, Series 2002 (Floyd County, Indiana), 5.75%, 7–15–17	675	745,875
Ball State University Board of Trustees, Ball State University Student Fee Bonds, Series K, 5.75%, 7–1–18	500	546,045

See Notes to Schedule of Investments on page 167.

The Investments of Ivy Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Indiana (Continued)		
East Chicago Elementary School Building Corporation (Lake County, Indiana), First Mortgage Bonds, Series 1993A,		
5.5%, 1–15–16	$335	$ 335,389
Dyer (Indiana) Redevelopment Authority, Economic Development Lease Rental Bonds, Series 1999,		
6.5%, 1–15–24	300	328,344
		1,955,653
Kansas – 4.88%		
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program):		
2002 Series A–5,		
5.55%, 12–1–33	500	533,480
2003 Series A–2,		
5.65%, 6–1–35	310	326,585
2001 Series A–1 (AMT),		
6.3%, 12–1–32	210	218,129
Unified Government of Wyandotte County/Kansas City, Kansas, Transportation Development District Sales Tax Revenue Bonds (NFM-Cabela's Project), Series 2006,		
5.0%, 12–1–27	50	47,768
		1,125,962
Louisiana – 4.35%		
State of Louisiana, Gasoline and Fuels Tax Revenue Bonds:		
2002 Series A,		
5.25%, 6–1–13	500	529,580
2005 Series A,		
5.0%, 5–1–26	200	207,374
Louisiana Local Government Environmental Facilities and Community Development Authority, Mortgage Revenue Bonds, Series 2004A (GNMA Collateralized – Cypress Apartments Project),		
5.5%, 4–20–38	250	265,722
		1,002,676

See Notes to Schedule of Investments on page 167.

The Investments of Ivy Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Maryland – 2.30%		
Maryland Transportation Authority, Airport Parking Revenue Bonds, Series 2002B, Baltimore/Washington International Airport Projects (Qualified Airport Bonds – AMT), 5.375%, 3–1–15	$500	$ 531,100
Massachusetts – 0.94%		
Massachusetts Bay Transportation Authority, Assessment Bonds, 2004 Series A, 5.25%, 7–1–20	200	217,680
Michigan – 1.11%		
City of Detroit, Michigan, General Obligation Bonds (Unlimited Tax), Series 2004-A(1), 5.25%, 4–1–23	200	210,932
Garden City Hospital Finance Authority, Hospital Revenue and Refunding Bonds (Garden City Hospital Obligated Group), Series 1998A, 5.625%, 9–1–10	45	45,274
		256,206
Minnesota – 5.39%		
City of Perham, Minnesota, General Obligation Disposal System Revenue Bonds, Series 2001, 6.0%, 5–1–22	500	525,330
City of Victoria, Minnesota, Private School Facility Revenue Bonds (Holy Family Catholic High School Project), Series 1999A, 5.6%, 9–1–19	400	401,696
City of Minneapolis, Minnesota, General Obligation Convention Center Bonds, Series 2002, 5.0%, 12–1–10	300	316,920
		1,243,946
Missouri – 6.83%		
The City of St. Louis, Missouri, Airport Revenue Bonds, Series 2001A (Airport Development Program):		
5.0%, 7–1–11	290	306,516
5.0%, 7–1–11	210	222,676
City of Kearney, Missouri, General Obligation Bonds, Series 2001,		
5.5%, 3–1–16	350	377,689

See Notes to Schedule of Investments on page 167.

The Investments of Ivy Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Missouri (Continued)		
Missouri Housing Development Commission, Single Family Mortgage Revenue Bonds (Homeownership Loan Program), 2005 Series D (AMT), 6.0%, 3–1–36	$200	$ 216,652
The Industrial Development Authority of the City of Kansas City, Missouri, Revenue Bonds, Series 2004 (Plaza Library Project), 5.9%, 3–1–24	200	201,746
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004, 6.25%, 3–1–24	200	201,596
City of Wayland, Missouri, Tax Increment Revenue Bonds (Wayland Highway 27 Sewer and Water Improvement Project), Series 2006, 6.1%, 4–1–28	50	49,344
		1,576,219
Nebraska – 2.57%		
Nebraska Higher Education Loan Program, Inc., Senior Subordinate Bonds, 1993–2, Series A–5A, 6.2%, 6–1–13	375	384,360
City of Lincoln, Nebraska, Lincoln Electric System Revenue Bonds, Series 2005, 5.0%, 9–1–29	200	208,840
		593,200
New Jersey – 2.84%		
New Jersey Economic Development Authority, School Facilities Construction Bonds: 2004 Series I, 5.25%, 9–1–24	250	272,485
2005 Series O, 5.125%, 3–1–30	250	260,047
New Jersey Economic Development Authority, Special Facility Revenue Bonds (Continental Airlines, Inc. Project), Series 1999:		
6.625%, 9–15–12	80	82,121
6.25%, 9–15–29	40	39,418
		654,071

See Notes to Schedule of Investments on page 167.

The Investments of Ivy Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New York – 9.83%		
The City of New York, General Obligation Bonds:		
Fiscal 2003 Series A Current Interest Bonds,		
5.5%, 8–1–10	$500	$ 532,530
Fiscal 2004 Series E,		
5.25%, 8–1–09	250	261,280
The Port Authority of New York and New Jersey,		
Consolidated Bonds, One Hundred		
Twenty-Seventh Series,		
5.5%, 12–15–14	500	537,260
New York State Thruway Authority, State		
Personal Income Tax Revenue Bonds		
(Transportation), Series 2002A,		
5.25%, 3–15–10	500	528,190
Dormitory Authority of the State of New York,		
Third General Resolution Revenue Bonds		
(State University Educational Facilities Issue),		
Series 2002B,		
5.25%, 11–15–23	250	266,365
Suffolk County Industrial Development Agency		
(New York), Civic Facility Revenue Bonds:		
Series 1999B (The Southampton Hospital		
Association Civic Facility),		
7.625%, 1–1–30	100	100,557
Series 1999A (The Southampton Hospital		
Association Civic Facility),		
7.25%, 1–1–20	40	40,535
		2,266,717
Ohio – 0.68%		
Hamilton County, Ohio, Sewer System Improvement		
Revenue Bonds, 2005 Series B (The Metropolitan		
Sewer District of Greater Cincinnati),		
5.0%, 12–1–30	150	**156,769**
Oklahoma – 1.64%		
Tulsa Public Facilities Authority (Oklahoma),		
Assembly Center Lease Payment Revenue		
Bonds, Refunding Series 1985,		
6.6%, 7–1–14	335	**377,699**

See Notes to Schedule of Investments on page 167.

The Investments of Ivy Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Pennsylvania – 3.78%		
The School District of Philadelphia, Pennsylvania, General Obligation Bonds, Series A of 2002, Prerefunded 2–1–12,		
5.5%, 2–1–18	$500	$ 543,720
Schuylkill County Industrial Development Authority, Variable Rate Demand Revenue Bonds (Pine Grove Landfill, Inc. Project), 1995 Series,		
5.1%, 10–1–19	320	327,738
		871,458
Rhode Island – 2.61%		
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue Bonds, St. Joseph Health Services of Rhode Island Issue, Series 1999,		
5.4%, 10–1–09	595	**601,015**
South Carolina – 2.27%		
South Carolina Public Service Authority, Santee Cooper, Revenue Obligations, 2002 Refunding Series D,		
5.0%, 1–1–10	500	**522,650**
Texas – 2.92%		
North Central Texas Health Facilities Development Corporation, Retirement Facility Revenue Bonds (Northwest Senior Housing Corporation – Edgemere Project), Series 1999A, Fixed Rate Bonds:		
7.25%, 11–15–19	235	251,748
7.5%, 11–15–29	140	150,489
Pflugerville Independent School District (Travis County, Texas), Unlimited Tax School Building Bonds, Series 2001,		
5.5%, 8–15–19	250	270,805
		673,042
Virginia – 2.32%		
City of Chesapeake, Virginia, General Obligation Public Improvement and Refunding Bonds, Series of 2001,		
5.5%, 12–1–17	500	**535,770**

See Notes to Schedule of Investments on page 167.

The Investments of Ivy Municipal Bond Fund

March 31, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Washington – 3.29%		
Energy Northwest:		
Project No. 1 Refunding Electric Revenue Bonds, Series 2002-A, 5.75%, 7–1–16	$500	$ 547,855
Columbia Generating Station Electric Revenue Refunding Bonds, Series 2004-A, 5.25%, 7–1–10	200	211,726
		759,581
Wyoming – 2.29%		
Wyoming Student Loan Corporation, Student Loan Revenue Refunding Bonds, Series 1999A (Non-AMT), 6.2%, 6–1–24	500	**527,035**
TOTAL MUNICIPAL BONDS – 97.97%		**$22,594,708**
(Cost: $22,040,323)		
SHORT-TERM SECURITY – 1.01%		
Aluminum		
Alcoa Incorporated, 4.86%, 4–3–06	232	**$ 231,937**
(Cost: $231,937)		
TOTAL INVESTMENT SECURITIES – 98.98%		**$22,826,645**
(Cost: $22,272,260)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.02%		**235,843**
NET ASSETS – 100.00%		**$23,062,488**

Notes to Schedule of Investments

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY MUNICIPAL BOND FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $22,272) (Notes 1 and 3)	$22,827
Cash	1
Receivables:	
Interest.	318
Investment securities sold	58
Fund shares sold.	47
Prepaid and other assets	10
Total assets	23,261

LIABILITIES

Payable for investment securities purchased	108
Payable to Fund shareholders	64
Dividends payable.	10
Accrued shareholder servicing (Note 2).	5
Accrued accounting services fee (Note 2)	1
Accrued distribution and service fees (Note 2)	1
Other.	10
Total liabilities	199
Total net assets.	$23,062

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 21
Additional paid-in capital	23,047
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	9
Accumulated undistributed net realized loss on	
investment transactions	(569)
Net unrealized appreciation in value of investments.	554
Net assets applicable to outstanding units of capital.	$23,062
Net asset value per share (net assets divided by shares outstanding):	
Class A	$ 11.04
Class B	$ 11.04
Class C	$ 11.04
Class Y	$ 11.04
Capital shares outstanding:	
Class A	573
Class B	121
Class C	1,391
Class Y	4
Capital shares authorized	200,000

See Notes to Financial Statements.

Statement of Operations

IVY MUNICIPAL BOND FUND
For the Fiscal Year Ended March 31, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$1,131
Expenses (Note 2):	
Distribution fee:	
Class A	7
Class B	11
Class C	125
Investment management fee	127
Service fee:	
Class A	8
Class B	4
Class C	42
Class Y	—*
Shareholder servicing:	
Class A	10
Class B	3
Class C	35
Class Y	—*
Registration fees	47
Accounting services fee	17
Audit fees	17
Custodian fees	4
Legal fees	—*
Other	8
Total	465
Less voluntary waiver of investment management fee (Note 2)	(104)
Total expenses	361
Net investment income	770

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	15
Unrealized depreciation in value of investments during the period	(207)
Net loss on investments	(192)
Net increase in net assets resulting from operations	$ 578

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MUNICIPAL BOND FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2006	2005
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 770	$ 691
Realized net gain on investments	15	55
Unrealized depreciation.	(207)	(459)
Net increase in net assets resulting from operations	578	287
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(230)	(168)
Class B	(42)	(26)
Class C	(497)	(506)
Class Y	(2)	(1)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(771)	(701)
Capital share transactions (Note 5)	(1,038)	(623)
Total decrease	(1,231)	(1,037)
NET ASSETS		
Beginning of period.	24,293	25,330
End of period.	$23,062	$24,293
Undistributed net investment income	$ 9	$ 10

(1)See "Financial Highlights" on pages 171 - 174.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$11.13	$11.31	$11.10	$10.61	$10.52
Income (loss) from investment operations:					
Net investment income	0.42	0.38	0.37	0.42	0.47
Net realized and unrealized gain (loss) on investments.	(0.09)	(0.17)	0.21	0.49	0.09
Total from investment operations	0.33	0.21	0.58	0.91	0.56
Less distributions from:					
Net investment income	(0.42)	(0.39)	(0.37)	(0.42)	(0.47)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.42)	(0.39)	(0.37)	(0.42)	(0.47)
Net asset value, end of period	$11.04	$11.13	$11.31	$11.10	$10.61
Total return[1]	3.00%	1.89%	5.36%	8.71%	5.38%
Net assets, end of period (in millions)	$6	$5	$4	$3	$2
Ratio of expenses to average net assets including voluntary expense waiver	0.90%	1.13%	1.25%	1.15%	1.17%
Ratio of net investment income to average net assets including voluntary expense waiver	3.77%	3.42%	3.35%	3.79%	4.37%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.33%	1.39%	—	—	—
Ratio of net investment income to average net assets excluding voluntary expense waiver	3.34%	3.16%	—	—	—
Portfolio turnover rate.	20%	17%	11%	40%	36%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	2005	2004	2003	2002
Net asset value, beginning of period	$11.13	$11.31	$11.10	$10.61	$10.52
Income (loss) from investment operations:					
Net investment income	0.34	0.30	0.28	0.33	0.32
Net realized and unrealized gain (loss) on investments.	(0.09)	(0.18)	0.21	0.49	0.09
Total from investment operations	0.25	0.12	0.49	0.82	0.41
Less distributions from:					
Net investment income	(0.34)	(0.30)	(0.28)	(0.33)	(0.32)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.34)	(0.30)	(0.28)	(0.33)	(0.32)
Net asset value, end of period	$11.04	$11.13	$11.31	$11.10	$10.61
Total return	2.20%	1.09%	4.50%	7.81%	3.97%
Net assets, end of period (in thousands)	$1,334	$1,025	$863	$532	$120
Ratio of expenses to average net assets including voluntary expense waiver	1.70%	1.90%	2.06%	1.96%	2.44%
Ratio of net investment income to average net assets assets including voluntary expense waiver	2.96%	2.65%	2.54%	2.98%	3.09%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.13%	2.16%	—	—	—
Ratio of net investment income to average net assets excluding voluntary expense waiver	2.53%	2.39%	—	—	—
Portfolio turnover rate.	20%	17%	11%	40%	36%

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$11.13	$11.31	$11.10	$10.61	$10.52
Income (loss) from investment operations:					
Net investment income	0.34	0.29	0.28	0.32	0.37
Net realized and unrealized gain (loss) on investments.	(0.09)	(0.17)	0.21	0.49	0.09
Total from investment operations	0.25	0.12	0.49	0.81	0.46
Less distributions from:					
Net investment income	(0.34)	(0.30)	(0.28)	(0.32)	(0.37)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.34)	(0.30)	(0.28)	(0.32)	(0.37)
Net asset value, end of period	$11.04	$11.13	$11.31	$11.10	$10.61
Total return	2.19%	1.04%	4.45%	7.75%	4.40%
Net assets, end of period (in millions)	$16	$18	$20	$25	$24
Ratio of expenses to average net assets including voluntary expense waiver	1.69%	1.93%	2.10%	2.03%	2.13%
Ratio of net investment income to average net assets including voluntary expense waiver	2.97%	2.62%	2.50%	2.95%	3.44%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.12%	2.19%	—	—	—
Ratio of net investment income to average net assets excluding voluntary expense waiver	2.54%	2.36%	—	—	—
Portfolio turnover rate	20%	17%	11%	40%	36%

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	2005	2004	2003	2002
Net asset value, beginning of period	$11.13	$11.31	$11.10	$10.61	$10.52
Income (loss) from investment operations:					
Net investment income	0.42	0.37	0.35	0.40	0.44
Net realized and unrealized gain (loss) on investments.	(0.09)	(0.18)	0.21	0.49	0.09
Total from investment operations	0.33	0.19	0.56	0.89	0.53
Less distributions from:					
Net investment income	(0.42)	(0.37)	(0.35)	(0.40)	(0.44)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.42)	(0.37)	(0.35)	(0.40)	(0.44)
Net asset value, end of period	$11.04	$11.13	$11.31	$11.10	$10.61
Total return	2.98%	1.75%	5.13%	8.52%	5.10%
Net assets, end of period (in thousands)	$46	$44	$5	$4	$2
Ratio of expenses to average net assets including voluntary expense waiver	0.92%	1.22%	1.44%	1.33%	1.44%
Ratio of net investment income to average net assets including voluntary expense waiver	3.74%	3.13%	3.14%	3.64%	4.09%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.35%	1.48%	—	—	—
Ratio of net investment income to average net assets excluding voluntary expense waiver	3.31%	2.87%	—	—	—
Portfolio turnover rate.	20%	17%	11%	40%	36%

See Notes to Financial Statements.

Manager's Discussion of Ivy Science and Technology Fund

March 31, 2006



An interview with Zachary H. Shafran, portfolio manager of the Ivy Science and Technology Fund

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2006.

How did the Fund perform during the last fiscal year?

The Fund's 25.86 percent return (Class C shares) significantly outpaced the Fund's benchmark. The Goldman Sachs Technology Industry Composite Index (reflecting the performance of securities that generally represent the technology sector of the stock market) rose 16.71 percent for the fiscal year. The Fund's performance over the fiscal year was also strong relative to its mutual fund peer group. The Lipper Science & Technology Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives) increased 24.32 percent for the fiscal year. Please note that Fund returns and peer group returns include applicable fees and expenses, whereas unmanaged indexes do not include any fees.

What helped the Fund outperform its benchmark index during the fiscal year?

The primary focus of the Fund's investment strategy, and what we believe helped performance this past fiscal year, was specific stock selection. Our strong results relative to the benchmark, peer group and the overall equity market provided solid evidence that our approach worked. While outperformance should not be expected every year, we are confident that effective implementation of our strategy likely will continue to have the potential to deliver competitive results over time.

What other market conditions or events influenced the Fund's performance during the fiscal year?

An important and encouraging aspect of our strategy is that we believe it has the capability to be responsive to most macroeconomic environments. This past fiscal year had some significant headwinds, including rising interest rates, record gas prices, natural disasters – most notably the Gulf Coast hurricanes – and the ongoing war in Iraq. All of these contributed to what proved to be a difficult year for the market overall. At the time, this environment provided significant investment opportunities that we were able to exploit, especially during the first half of the fiscal year.

What strategies and techniques did you employ that specifically affected the Fund's performance?

When analyzing the Fund's outperformance over the last fiscal year, we concluded that our positioning in health care was a significant contributor. The Fund historically has a significant higher-than-benchmark and peer group weighting within health care, and this year was no different. We believe that this positioning in health care, coupled with stock selection in the biotechnology sector, helped to generate higher-than-average returns. Within the technology sector, stock selection clearly provided the majority of the outperformance. We held a lower-than-benchmark position in technology throughout most of the year.

Our stock selection philosophy has two main tenets, and these continue to be our most important focus. First, we aim to identify what we feel are the strongest secular trends within industries. Second, we then apply bottom up research to specific companies in an effort to identify the right stocks. Important long-term themes identified during the year that helped lead to outperformance included the shift toward internet advertising, open source software adoption and modernization of the health care system. Many businesses expanded their internet advertising presence to a greater degree than traditional print vehicles, such as newspapers and magazines. Health care providers

generally benefited from Medicare and Medicaid program changes as well as increased efficiency of operations.

What is your outlook for the next 12 months?

Our initial outlook for the year ahead seems reasonably favorable. Federal Reserve interest rate increases look to be getting closer to ending and we believe that inflation comparisons should ease as we reach the anniversary of last year's commodity price increases. Strength in emerging-market gross domestic product (GDP) growth remains an important factor that we expect may play a larger role in the composition of the Fund's portfolio over time.

A relatively positive macro outlook may well make it more comforting to look ahead, but it in no way changes what we do. We intend to continue to focus on stock selection. Identifying stocks that are benefiting from the world's strongest secular trends in an effort to produce highly competitive returns will once again be our mantra in 2006.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

—— Ivy Science and Technology Fund, Class C Shares[1]	$34,532
— — — Goldman Sachs Technology Industry Composite Index	$12,748
— — — Lipper Science & Technology Funds Universe Average	$15,540



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C[3]	Class Y	Class R
1-year period ended 3-31-06	19.60%	21.59%	25.86%	27.14%	—
5-year period ended 3-31-06	7.34%	7.26%	7.73%	8.95%	—
10-year period ended 3-31-06	—	—	—	—	—
Cumulative return since inception of Class[4] through 3-31-06	—	—	—	—	5.05%
Since inception of Class[4] through 3-31-06.	−0.53%	−0.72%	15.36%	15.31%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares and Class R shares are not subject to sales charges.**

(3) Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4) 7-3-00 for Class A shares and Class B shares, 7-31-97 for Class C shares, 6-9-98 for Class Y shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY SCIENCE AND TECHNOLOGY FUND

Portfolio Highlights

On March 31, 2006, Ivy Science and Technology Fund had net assets totaling $352,473,985 invested in a diversified portfolio of:

77.16%	Domestic Common Stocks
16.64%	Foreign Common Stocks
6.20%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund owned:



Health Care Stocks	$33.52
Technology Stocks	$25.57
Business Equipment and Services Stocks	$19.44
Consumer Durables Stocks	$ 6.60
Cash and Cash Equivalents.	$ 6.20
Miscellaneous Stocks.	$ 3.26
Consumer Nondurables Stocks	$ 2.82
Energy Stocks	$ 2.59

The Investments of Ivy Science and Technology Fund

March 31, 2006

COMMON STOCKS	Shares	Value
Broadcasting – 0.43%		
WorldSpace, Inc., Class A*	204,400	**$ 1,534,022**
Business Equipment and Services – 12.48%		
CheckFree Corporation*	193,200	9,751,770
Cogent, Inc.*	147,300	2,689,698
Euronet Worldwide, Inc.*	261,100	9,874,802
Global Cash Access, Inc.*	106,200	1,860,624
Headwaters Incorporated*	129,200	5,140,868
Satyam Computer Services (Shanghai) Co., Ltd.	194,400	8,506,944
Telvent GIT, S.A.*	150,300	2,044,832
VeriFone Holdings, Inc.*	136,000	4,119,440
		43,988,978
Communications Equipment – 0.99%		
Juniper Networks, Inc.*	182,300	**3,484,664**
Computers – Main and Mini – 0.99%		
Hewlett-Packard Company	106,300	**3,497,270**
Computers – Peripherals – 8.70%		
Adobe Systems Incorporated	199,900	6,987,504
Aspen Technology, Inc.*	447,100	5,653,580
Oracle Corporation*	273,400	3,744,213
Symbol Technologies, Inc.	1,053,260	11,143,491
Synaptics Incorporated*	143,500	3,153,413
		30,682,201
Consumer Electronics – 6.60%		
Research In Motion Limited*	274,250	**23,248,173**
Defense – 2.03%		
ESCO Technologies Inc.*	141,400	**7,161,910**
Electronic Components – 11.83%		
Advanced Micro Devices, Inc.*	198,400	6,578,944
Cypress Semiconductor Corporation*	308,700	5,232,465
PortalPlayer, Inc.*	187,400	4,166,839
Saifun Semiconductors Ltd.*	84,100	2,624,761
Samsung Electronics Co., Ltd. (A)	23,400	15,172,911
SanDisk Corporation*	49,600	2,848,528
Spansion Inc., Class A*	33,367	495,667
Volterra Semiconductor Corporation*	239,400	4,568,949
		41,689,064
Electronic Instruments – 1.03%		
ASML Holding N.V., NY Registery Shares*	177,700	**3,620,638**

See Notes to Schedule of Investments on page 181.

The Investments of Ivy Science and Technology Fund

March 31, 2006

COMMON STOCKS (Continued)	Shares	Value
Food and Related – 2.82%		
Archer Daniels Midland Company	295,100	$ 9,930,115
Health Care – Drugs – 9.17%		
Affymetrix, Inc.*	193,100	6,356,852
Cephalon, Inc.*.	48,400	2,915,616
Endo Pharmaceuticals Holdings Inc.*	70,100	2,297,878
Genzyme Corporation*	144,800	9,755,900
Neurocrine Biosciences, Inc.*	141,400	9,123,128
Nuvelo, Inc.*	105,500	1,878,427
		32,327,801
Health Care – General – 2.32%		
Advanced Medical Optics, Inc.*	168,300	7,849,512
Radiation Therapy Services, Inc.*	12,500	318,250
		8,167,762
Hospital Supply and Management – 22.03%		
Cerner Corporation*.	574,200	27,168,273
HealthSouth Corporation*	719,100	3,584,713
Triad Hospitals, Inc.*.	320,100	13,412,190
UnitedHealth Group Incorporated	145,500	8,127,630
WellCare Health Plans, Inc.*	359,100	16,317,504
WellPoint, Inc.*	116,900	9,051,567
		77,661,877
Multiple Industry – 1.43%		
Himax Technologies, Inc., ADR*	391,900	3,429,125
Nextest Systems Corporation*.	50,395	821,942
Technology Investment Capital Corp.	53,581	784,158
		5,035,225
Petroleum – International – 2.59%		
Noble Energy, Inc.	208,000	9,135,360
Timesharing and Software – 6.96%		
Alliance Data Systems Corporation*	407,900	19,077,483
Google Inc., Class A*.	14,100	5,446,759
		24,524,242
Utilities – Electric – 0.44%		
Plug Power Inc.*.	310,400	1,545,792
Utilities – Telephone – 0.96%		
ALLTEL Corporation.	52,200	3,379,950
TOTAL COMMON STOCKS – 93.80%		$330,615,044
(Cost: $268,278,108)		

See Notes to Schedule of Investments on page 181.

The Investments of Ivy Science and Technology Fund

March 31, 2006

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Containers – 1.70%		
Bemis Company, Inc.,		
4.8%, 4–25–06	$ 6,000	**$ 5,980,800**
Finance Companies – 4.01%		
Preferred Receivables Funding Corp.,		
4.84%, 4–3–06	11,025	11,022,035
Three Pillars Funding LLC,		
4.85%, 4–3–06	3,102	3,101,164
		14,123,199
Mining – 1.41%		
BHP Billiton Finance (USA) Limited		
(BHP Billiton Limited),		
4.76%, 5–1–06	5,000	**4,980,167**
TOTAL SHORT-TERM SECURITIES – 7.12%		**$ 25,084,166**
(Cost: $25,084,166)		
TOTAL INVESTMENT SECURITIES – 100.92%		**$355,699,210**
(Cost: $293,362,274)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.92%)		**(3,225,225)**
NET ASSETS – 100.00%		**$352,473,985**

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

 *No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY SCIENCE AND TECHNOLOGY FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $293,362) (Notes 1 and 3)	$355,699
Receivables:	
Investment securities sold	2,156
Fund shares sold	1,402
Dividends and interest	43
Prepaid and other assets	25
Total assets	359,325

LIABILITIES

Payable for investment securities purchased	6,059
Payable to Fund shareholders	573
Accrued shareholder servicing (Note 2)	99
Due to custodian	44
Accrued accounting services fee (Note 2)	9
Accrued management fee (Note 2)	8
Accrued distribution fee (Note 2)	3
Accrued service fee (Note 2)	2
Other	54
Total liabilities	6,851
Total net assets	$352,474

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 132
Additional paid-in capital	291,766
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(31)
Accumulated undistributed net realized loss on	
investment transactions	(1,730)
Net unrealized appreciation in value of investments	62,337
Net assets applicable to outstanding units of capital	$352,474
Net asset value per share (net assets divided by shares outstanding):	
Class A	$27.08
Class B	$25.42
Class C	$25.84
Class Y	$27.92
Class R	$27.07
Capital shares outstanding:	
Class A	6,053
Class B	702
Class C	4,391
Class Y	2,045
Class R	4
Capital shares authorized	350,000

See Notes to Financial Statements.

Statement of Operations

IVY SCIENCE AND TECHNOLOGY FUND
For the Fiscal Year Ended March 31, 2006
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):		
Interest and amortization	$	785
Dividends (net of foreign withholding taxes of $27)		508
Total income		1,293
Expenses (Note 2):		
Investment management fee		2,266
Shareholder servicing:		
Class A		336
Class B		91
Class C		412
Class Y		69
Class R		—*
Distribution fee:		
Class A		48
Class B		112
Class C		747
Class R		—*
Service fee:		
Class A		231
Class B		37
Class C		249
Class Y		104
Class R		—*
Accounting services fee		92
Audit fees		21
Custodian fees		19
Legal fees		9
Other		166
Total expenses		5,009
Net investment loss		(3,716)

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities	27,459
Realized net gain on written options	171
Realized net loss on foreign currency transactions	(22)
Realized net gain on investments	27,608
Unrealized appreciation in value of investments during the period	36,840
Net gain on investments	64,448
Net increase in net assets resulting from operations	$60,732

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY SCIENCE AND TECHNOLOGY FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2006	**2005**
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (3,716)	$ (2,655)
Realized net gain on investments	27,608	14,718
Unrealized appreciation.	36,840	1,708
Net increase in net assets resulting from operations.	60,732	13,771
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Class R	(—)	NA
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Class R	(—)	NA
	(—)	(—)
Capital share transactions (Note 5)	103,881	28,842
Total increase	164,613	42,613
NET ASSETS		
Beginning of period.	187,861	145,248
End of period.	$ 352,474	$ 187,861
Undistributed net investment loss	$ (31)	$ (22)

(1)See "Financial Highlights" on pages 185 - 189.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$21.34	$19.55	$14.17	$18.19	$17.93
Income (loss) from investment operations:					
Net investment loss.	(0.30)	(0.28)	(0.19)	(0.32)	(0.45)
Net realized and unrealized gain (loss) on investments.	6.04	2.07	5.57	(3.70)	0.73
Total from investment operations	5.74	1.79	5.38	(4.02)	0.28
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Net asset value, end of period	$27.08	$21.34	$19.55	$14.17	$18.19
Total return[1]	26.90%	9.16%	37.97%	−22.10%	1.56%
Net assets, end of period (in millions)	$164	$55	$36	$14	$12
Ratio of expenses to average net assets	1.51%	1.70%	1.80%	1.79%	1.75%
Ratio of net investment loss to average net assets	−1.02%	−1.09%	−1.35%	−0.92%	−0.76%
Portfolio turnover rate.	112%	106%	114%	74%	91%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$20.24	$18.77	$13.77	$17.88	$17.80
Income (loss) from investment operations:					
Net investment loss.	(0.40)	(0.42)	(0.39)	(0.34)	(0.38)
Net realized and unrealized gain (loss) on investments.	5.58	1.89	5.39	(3.77)	0.48
Total from investment operations	5.18	1.47	5.00	(4.11)	0.10
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Net asset value, end of period	$25.42	$20.24	$18.77	$13.77	$17.88
Total return	25.59%	7.83%	36.31%	−22.99%	0.56%
Net assets, end of period (in millions)	$18	$12	$11	$4	$4
Ratio of expenses to average net assets	2.58%	2.90%	3.06%	3.00%	2.75%
Ratio of net investment loss to average net assets	−2.10%	−2.31%	−2.60%	−2.12%	−1.73%
Portfolio turnover rate.	112%	106%	114%	74%	91%

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	2005	2004	2003	2002
Net asset value, beginning of period	$20.53	$18.98	$13.88	$17.97	$17.83
Income (loss) from investment operations:					
Net investment loss.	(0.43)	(0.42)	(0.38)	(0.25)	(0.24)
Net realized and unrealized gain (loss) on investments.	5.74	1.97	5.48	(3.84)	0.40
Total from investment operations	5.31	1.55	5.10	(4.09)	0.16
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Net asset value, end of period	$25.84	$20.53	$18.98	$13.88	$17.97
Total return	25.86%	8.17%	36.74%	−22.76%	0.89%
Net assets, end of period (in millions)	$113	$88	$89	$70	$112
Ratio of expenses to average net assets	2.38%	2.58%	2.66%	2.67%	2.45%
Ratio of net investment loss to average net assets	−1.90%	−2.00%	−2.15%	−1.77%	−1.40%
Portfolio turnover rate	112%	106%	114%	74%	91%

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$21.96	$20.07	$14.51	$18.54	$18.21
Income (loss) from investment operations:					
Net investment loss.	(0.27)	(0.18)[1]	(0.15)	(0.26)	(0.51)
Net realized and unrealized gain (loss) on investments.	6.23	2.07[1]	5.71	(3.77)	0.86
Total from investment operations	5.96	1.89	5.56	(4.03)	0.35
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Net asset value, end of period	$27.92	$21.96	$20.07	$14.51	$18.54
Total return	27.14%	9.42%	38.32%	−21.74%	1.92%
Net assets, end of period (in millions)	$57	$33	$9	$3	$3
Ratio of expenses to average net assets	1.37%	1.45%	1.45%	1.41%	1.39%
Ratio of net investment loss to average net assets	−0.88%	−0.87%	−1.03%	−0.53%	−0.43%
Portfolio turnover rate	112%	106%	114%	74%	91%

(1)Based on average weekly shares outstanding.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND

Class R Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 12-29-05[1] to 3-31-06
Net asset value, beginning of period	$25.77
Income (loss) from investment operations:	
Net investment loss.	(0.09)
Net realized and unrealized gain on investments.	1.39
Total from investment operations	1.30
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$27.07
Total return	5.05%
Net assets, end of period (in thousands)	$105
Ratio of expenses to average net assets.	1.68%[2]
Ratio of net investment loss to average net assets	−1.29%[2]
Portfolio turnover rate.	112%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2006.

See Notes to Financial Statements.

Manager's Discussion of Ivy Small Cap Growth Fund

March 31, 2006



An interview with Gilbert C. Scott, CFA, portfolio manager of the Ivy Small Cap Growth Fund

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2006.

How did the Fund perform during the last fiscal year?

The Fund produced a positive return for the fiscal year, although it underperformed both its benchmark index and Lipper peer group. The Class C shares of the Fund increased 23.78 percent over the period, compared with the Russell 2000 Growth Index (reflecting the performance of securities that generally represent the small companies sector of the stock market), which increased 27.78 percent for the fiscal year, and the Lipper Small-Cap Growth Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives), which increased 26.26 percent for the same period. Please note that Fund returns and peer group returns include applicable fees and expenses, whereas unmanaged indexes do not include any fees.

What factors impacted Fund performance during the fiscal year?

The last fiscal year was a good one for the small-cap asset class and for the Fund overall. However, much of the return for the benchmark took place in the last quarter of the fiscal year, when it was up 14.4 percent,

while the Fund was up 8.6 percent during the final quarter. This shortfall was primarily the reason for the Fund's underperformance. Prior to the final fiscal quarter, the Fund's performance was quite strong, as stock selection and the Fund's bias toward higher quality stocks was rewarded. We believe that the Fund's recent underperformance can be more specifically attributed to three factors: small representation in more volatile industries that performed well; lower quality stocks that did well, while the Fund typically maintains a higher quality bias; and less-than-stellar stock selection. It is also worth noting that the semiconductor and the biotech industries were two of the biggest contributors to the performance for the benchmark, and the Fund maintains small positions in these industries as we feel they exhibit high volatility, have unpredictable earnings, and are prone to sharp event risk.

What other market conditions or events influenced the Fund's performance during the fiscal year?

The market had a strong advance over the last year, and particularly over the last fiscal quarter, in the midst of many factors that historically might have suggested a tougher environment, especially for the small-cap asset class. Interest rates continued to rise as the Federal Funds rate rose from 2.75 to 4.75 percent and, correspondingly, the rates on mortgages went up. The threat of inflation continues to be present, though it has yet to manifest itself in statistics. Energy prices steadily increased throughout the year as oil ended the fiscal year at close to $70 a barrel. The savings rate was nominal or negative for most of the year. Offsetting some of these concerns was a strong economy, demonstrated by good gross domestic product (GDP) growth overall, lower unemployment rates and – most importantly for the stock market – solid earnings growth. The housing market started to slow and, with the rising cost of energy, consumer discretionary stocks did not fare as well as the market-discounted stocks related to consumer spending. Considering the rise in oil prices, it was not surprising that the energy sector fared well. The Fund's positioning in that sector helped to contribute to its positive performance.

What strategies and techniques did you employ that affected performance during the fiscal year?

We place an emphasis on utilizing fundamental research in an effort to select stocks within certain sectors. One of the core strategies of the Fund is to maintain ownership in higher quality companies. While this approach did not help performance in the final fiscal quarter, we believe that over time higher quality companies generally produce superior results to lower quality companies, as was evident in the first three quarters of the fiscal year.

What industries or sectors did you emphasize during the fiscal year, and what is your outlook for the next 12 months?

The Fund emphasized energy and energy infrastructure over the last year, and we intend to continue to look for suitable investments in this area as we believe that the current price of oil suggests this could be a growth industry for some time to come, though performance could be quite volatile. The Fund slightly increased weightings in energy, technology and industrials over the fiscal year. Within industrials, the Fund increased holdings in companies that play a role in the infrastructure building in the U.S. and around the globe. The Fund diminished some holdings in the consumer discretionary sector amid concerns over consumer spending related to increases in energy prices and a cooling housing market. Due to the stock declines and poor performance in the consumer discretionary sector over the last year, we anticipate incrementally looking for investment opportunities in solid growth companies, given our belief that some of the concern of a slowdown in consumer spending already is reflected in the stock prices.

The market clearly got more aggressive toward the latter part of the fiscal year, as evidenced by the huge gap in returns between small companies and large companies, emerging market debt interest rate spreads that are at the lowest level in 13 years, and margin debt balances (for those individuals purchasing stock on margin) that have reached levels last seen in 1999 when the Internet bubble was well underway. If these speculative trends continue, we feel that the small-cap index returns could fare well.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

Ivy Small Cap Growth Fund, Class C Shares[1]	$31,522
Russell 2000 Growth Index	$17,106
Lipper Small-Cap Growth Funds Universe Average	$26,031



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C[3]	Class Y	Class R
1-year period ended 3-31-06	17.53%	19.46%	23.78%	24.86%	—
5-year period ended 3-31-06	8.96%	8.98%	9.39%	10.42%	—
10-year period ended 3-31-06	—	—	12.17%	13.14%	—
Cumulative return since inception of Class[4] through 3-31-06	—	—	—	—	7.91%
Since inception of Class[4] through 3-31-06.	1.69%	1.96%	—	—	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares and Class R shares are not subject to sales charges.**

(3) Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4) 7-3-00 for Class A shares, 7-6-00 for Class B shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY SMALL CAP GROWTH FUND

Portfolio Highlights

On March 31, 2006, Ivy Small Cap Growth Fund had net assets totaling $661,401,031 invested in a diversified portfolio of:

90.19%	Common Stocks and Warrant
9.81%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund owned:



Technology Stocks	$23.84
Health Care Stocks	$19.52
Business Equipment and Services Stocks.	$17.74
Cash and Cash Equivalents.	$ 9.81
Energy Stocks	$ 7.68
Consumer Nondurables Stocks	$ 4.96
Retail Stocks.	$ 4.58
Financial Services Stocks	$ 4.37
Miscellaneous Stocks.	$ 4.28
Capital Goods Stocks.	$ 3.22

The Investments of Ivy Small Cap Growth Fund

March 31, 2006

COMMON STOCKS AND WARRANT	Shares	Value
Air Transportation – 0.89%		
UTi Worldwide Inc.	186,600	$ 5,886,297
Apparel – 2.68%		
Quiksilver, Inc.*.	475,700	6,593,202
Volcom, Inc.*	314,400	11,148,624
		17,741,826
Banks – 1.35%		
City National Corporation.	116,450	8,942,195
Business Equipment and Services – 9.27%		
CheckFree Corporation*	320,244	16,164,316
Resources Connection, Inc.*	536,402	13,359,092
Strayer Education, Inc.	95,800	9,791,718
Tetra Tech, Inc.*	410,900	7,837,918
VeriFone Holdings, Inc.*.	224,800	6,809,192
West Corporation*	164,400	7,341,282
		61,303,518
Capital Equipment – 1.47%		
Cooper Cameron Corporation*	220,700	9,728,456
Communications Equipment – 4.43%		
ADTRAN, Inc.	336,550	8,809,196
General Cable Corporation*.	339,600	10,300,068
Plantronics, Inc.	287,500	10,186,125
		29,295,389
Computers – Peripherals – 9.55%		
Allscripts Healthcare Solutions, Inc.*	462,000	8,456,910
Avid Technology, Inc.*.	295,200	12,827,916
Cognex Corporation.	496,550	14,712,776
Kronos Incorporated*	233,250	8,703,724
MICROS Systems, Inc.*.	157,200	7,239,846
Nautilus Group, Inc. (The)	751,900	11,240,905
		63,182,077
Cosmetics and Toiletries – 0.96%		
Nu Skin Enterprises, Inc., Class A.	363,700	6,375,661
Defense – 2.05%		
DRS Technologies, Inc.	247,400	13,574,838

See Notes to Schedule of Investments on page 198.

The Investments of Ivy Small Cap Growth Fund

March 31, 2006

COMMON STOCKS AND WARRANT (Continued)	Shares	Value
Electrical Equipment – 0.66%		
Microsemi Corporation*	149,500	$ 4,351,198
Electronic Components – 0.52%		
Evergreen Solar, Inc.*	225,000	3,462,750
Electronic Instruments – 7.29%		
APW Ltd., Warrants (A)(B)*	19	—**
Energy Conversion Devices, Inc.*	93,700	4,607,697
FLIR Systems, Inc.*	586,600	16,662,373
Trimble Navigation Limited*	338,900	15,258,973
WMS Industries Inc.*	387,100	11,651,710
		48,180,753
Finance Companies – 3.02%		
Financial Federal Corporation	345,075	10,110,697
Nelnet, Inc., Class A*	236,400	9,846,060
		19,956,757
Food and Related – 1.32%		
United Natural Foods, Inc.*	250,400	8,757,740
Health Care – Drugs – 2.73%		
Affymetrix, Inc.*	212,300	6,988,916
Martek Biosciences Corporation*	337,322	11,067,535
		18,056,451
Health Care – General – 11.48%		
American Medical Systems Holdings, Inc.*	372,400	8,379,000
Connetics Corporation*	327,100	5,534,532
Digene Corporation*	91,300	3,569,373
FoxHollow Technologies, Inc.*	339,600	10,352,706
Hologic, Inc.*	165,500	9,167,872
IntraLase Corp.*	482,900	11,191,208
OraSure Technologies, Inc.*	482,800	4,970,426
ResMed Inc.*	256,300	11,272,074
Schein (Henry), Inc.*	101,700	4,864,820
Symmetry Medical Inc.*	311,900	6,615,399
		75,917,410
Hospital Supply and Management – 6.51%		
Cerner Corporation*	174,800	8,270,662
Emageon Inc.*	468,300	7,942,368
PSS World Medical, Inc.*	517,000	9,967,760
VCA Antech, Inc.*	186,250	5,302,538
WellCare Health Plans, Inc.*	255,400	11,605,376
		43,088,704

See Notes to Schedule of Investments on page 198.

The Investments of Ivy Small Cap Growth Fund

March 31, 2006

COMMON STOCKS AND WARRANT (Continued)	Shares	Value
Hotels and Gaming – 1.52%		
Scientific Games Corporation, Class A*	286,200	$ 10,038,465
Non-Residential Construction – 1.09%		
Perini Corporation*	237,900	7,225,023
Petroleum – Domestic – 2.30%		
Range Resources Corporation	242,600	6,625,406
Western Gas Resources, Inc.	178,300	8,602,975
		15,228,381
Petroleum – International – 1.50%		
Newfield Exploration Company*	236,800	9,921,920
Petroleum – Services – 3.88%		
Dril-Quip, Inc.*	108,500	7,687,225
Helix Energy Solutions Group, Inc.*.	230,500	8,733,645
Hydril Company*	118,400	9,228,688
		25,649,558
Restaurants – 1.74%		
P.F. Chang's China Bistro, Inc.*	131,600	6,479,326
Panera Bread Company, Class A*.	66,700	5,009,170
		11,488,496
Retail – Specialty Stores – 2.84%		
Guitar Center, Inc.*.	169,900	8,103,380
O'Reilly Automotive, Inc.*.	291,300	10,648,472
		18,751,852
Timesharing and Software – 9.14%		
Blackboard Inc.*.	156,600	4,444,308
CoStar Group, Inc.*	154,500	8,011,597
Digitas Inc.*	720,600	10,369,434
FactSet Research Systems, Inc.	427,425	18,956,299
MicroStrategy Incorporated, Class A*	115,168	12,113,370
Zebra Technologies Corporation, Class A*	146,400	6,544,812
		60,439,820
TOTAL COMMON STOCKS AND WARRANT – 90.19%		**$596,545,535**

(Cost: $466,087,821)

See Notes to Schedule of Investments on page 198.

The Investments of Ivy Small Cap Growth Fund

March 31, 2006

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Aluminum – 0.80%		
Alcan Aluminum Corp.,		
4.9%, 4–3–06	$5,289	$ 5,287,560
Containers – 0.95%		
Bemis Company, Inc.,		
4.8%, 4–25–06	6,300	6,279,840
Food and Related – 0.76%		
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
4.84%, 4–18–06	5,000	4,988,572
Health Care – Drugs – 0.73%		
Cloverleaf International Holdings S.A.		
(Merck & Co., Inc.),		
4.76%, 4–12–06	4,825	4,817,982
Mining – 0.75%		
BHP Billiton Finance (USA) Limited		
(BHP Billiton Limited),		
4.76%, 5–1–06	5,000	4,980,167
Multiple Industry – 3.50%		
Detroit Edison Co.:		
4.83%, 4–3–06	7,318	7,316,036
4.84%, 4–5–06	8,000	7,995,698
Michigan Consolidated Gas Co.,		
4.85%, 4–11–06	7,812	7,801,476
		23,113,210
Publishing – 0.53%		
Tribune Co.,		
4.75%, 4–5–06	3,500	3,498,153
Utilities – Electric – 0.70%		
Wisconsin Electric Power Co.,		
4.87%, 4–3–06	4,651	4,649,742

See Notes to Schedule of Investments on page 198.

The Investments of Ivy Small Cap Growth Fund

March 31, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Telephone – 1.38%		
AT&T Inc.,		
4.85%, 4–3–06	$9,155	$ 9,152,533
TOTAL SHORT-TERM SECURITIES – 10.10%		$ 66,767,759
(Cost: $66,767,759)		
TOTAL INVESTMENT SECURITIES – 100.29%		$663,313,294
(Cost: $532,855,580)		
LIABILITIES, NET OF CASH		
AND OTHER ASSETS – (0.29%)		(1,912,263)
NET ASSETS – 100.00%		$661,401,031

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

**Not shown due to rounding.

(A) Security valued in good faith by the Valuation Committee appointed by the Board of Directors.

(B) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, the total value of this security amounted to 0.00% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY SMALL CAP GROWTH FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $532,856) (Notes 1 and 3)	$663,313
Receivables:	
Investment securities sold.	2,814
Fund shares sold.	2,741
Dividends and interest.	48
Prepaid and other assets	21
Total assets	668,937

LIABILITIES

Payable for investment securities purchased	4,039
Due to custodian.	2,089
Payable to Fund shareholders	1,095
Accrued shareholder servicing (Note 2).	150
Accrued management fee (Note 2)	16
Accrued accounting services fee (Note 2)	14
Accrued distribution fee (Note 2)	8
Accrued service fee (Note 2)	3
Other.	122
Total liabilities	7,536
Total net assets.	$661,401

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 447
Additional paid-in capital	491,810
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(95)
Accumulated undistributed net realized gain on	
investment transactions	38,781
Net unrealized appreciation in value of investments.	130,458
Net assets applicable to outstanding units of capital.	$661,401
Net asset value per share (net assets divided by shares outstanding):	
Class A	$14.87
Class B	$13.99
Class C	$14.20
Class Y	$16.15
Class R	$14.87
Capital shares outstanding:	
Class A	9,466
Class B	1,354
Class C	23,102
Class Y	10,740
Class R	7
Capital shares authorized	500,000

See Notes to Financial Statements.

Statement of Operations

IVY SMALL CAP GROWTH FUND
For the Fiscal Year Ended March 31, 2006
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Interest and amortization.	$ 1,858
Dividends (net of foreign withholding taxes of $4)	1,567
Total income.	3,425
Expenses (Note 2):	
Investment management fee.	4,962
Distribution fee:	
Class A	50
Class B	126
Class C	2,387
Class R	—*
Shareholder servicing:	
Class A	324
Class B	84
Class C	832
Class Y	220
Class R	—*
Service fee:	
Class A	212
Class B	42
Class C	795
Class Y	361
Class R	—*
Accounting services fee	159
Custodian fees.	32
Audit fees.	27
Legal fees	22
Other	255
Total expenses	10,890
Net investment loss	(7,465)

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on investments.	106,316
Unrealized appreciation in value of investments during the period	26,893
Net gain on investments	133,209
Net increase in net assets resulting from operations	$125,744

* Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY SMALL CAP GROWTH FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2006	2005
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment loss	$ (7,465)	$ (8,020)
Realized net gain on investments	106,316	56,717
Unrealized appreciation (depreciation)	26,893	(12,102)
Net increase in net assets resulting from operations	125,744	36,595
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Class R	(—)	NA
Realized gains on investment transactions:		
Class A	(3,879)	(—)
Class B	(605)	(—)
Class C	(10,826)	(—)
Class Y	(4,635)	(—)
Class R	(—)	NA
	(19,945)	(—)
Capital share transactions (Note 5)	45,997	(89,990)
Total increase (decrease)	151,796	(53,395)
NET ASSETS		
Beginning of period	509,605	563,000
End of period	$661,401	$509,605
Undistributed net investment loss	$ (95)	$ (71)

(1)See "Financial Highlights" on pages 202 - 206.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$12.32	$11.36	$ 8.25	$10.59	$ 9.43
Income (loss) from investment operations:					
Net investment loss.	(0.21)	(0.08)	(0.08)	(0.23)	(0.59)
Net realized and unrealized gain (loss) on investments.	3.22	1.04	3.19	(2.11)	1.75
Total from investment operations	3.01	0.96	3.11	(2.34)	1.16
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.46)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.46)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$14.87	$12.32	$11.36	$ 8.25	$10.59
Total return[1]	24.70%	8.45%	37.70%	−22.10%	12.30%
Net assets, end of period (in millions)	$141	$72	$92	$20	$16
Ratio of expenses to average net assets	1.50%	1.54%	1.48%	1.54%	1.39%
Ratio of net investment loss to average net assets	−0.90%	−1.14%	−1.21%	−1.22%	−0.93%
Portfolio turnover rate.	87%	83%	91%	31%	29%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	2005	2004	2003	2002
Net asset value, beginning of period	$11.73	$10.91	$ 8.01	$10.40	$ 9.36
Income (loss) from investment operations:					
Net investment loss.	(0.23)	(0.23)	(0.20)	(0.21)	(0.26)
Net realized and unrealized gain (loss) on investments.	2.95	1.05	3.10	(2.18)	1.30
Total from investment operations	2.72	0.82	2.90	(2.39)	1.04
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.46)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.46)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$13.99	$11.73	$10.91	$ 8.01	$10.40
Total return	23.46%	7.52%	36.21%	−22.98%	11.11%
Net assets, end of period (in millions)	$19	$15	$13	$7	$8
Ratio of expenses to average net assets	2.45%	2.52%	2.57%	2.64%	2.43%
Ratio of net investment loss to average net assets	−1.86%	−2.11%	−2.29%	−2.31%	−1.94%
Portfolio turnover rate.	87%	83%	91%	31%	29%

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	2005	2004	2003	2002
Net asset value, beginning of period	$11.87	$11.02	$ 8.07	$10.44	$ 9.38
Income (loss) from investment operations:					
Net investment loss.	(0.25)	(0.24)	(0.21)	(0.16)	(0.16)
Net realized and unrealized gain (loss) on investments.	3.04	1.09	3.16	(2.21)	1.22
Total from investment operations	2.79	0.85	2.95	(2.37)	1.06
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.46)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.46)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$14.20	$11.87	$11.02	$ 8.07	$10.44
Total return	23.78%	7.71%	36.56%	−22.70%	11.30%
Net assets, end of period (in millions)	$328	$308	$334	$273	$435
Ratio of expenses to average net assets	2.20%	2.26%	2.31%	2.31%	2.20%
Ratio of net investment loss to average net assets	−1.62%	−1.85%	−2.03%	−1.98%	−1.70%
Portfolio turnover rate	87%	83%	91%	31%	29%

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				
	2006	2005	2004	2003	2002
Net asset value, beginning of period	$13.33	$12.26	$ 8.89	$11.39	$10.14
Income (loss) from investment operations:					
Net investment loss.	(0.16)	(0.09)	(0.10)	(0.11)	(0.34)
Net realized and unrealized gain (loss) on investments.	3.44	1.16	3.47	(2.39)	1.59
Total from investment operations	3.28	1.07	3.37	(2.50)	1.25
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.46)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.46)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$16.15	$13.33	$12.26	$ 8.89	$11.39
Total return	24.86%	8.73%	37.91%	−21.95%	12.33%
Net assets, end of period (in millions)	$173	$115	$124	$42	$48
Ratio of expenses to average net assets	1.33%	1.36%	1.35%	1.33%	1.31%
Ratio of net investment loss to average net assets	−0.74%	−0.95%	−1.09%	−1.00%	−0.83%
Portfolio turnover rate	87%	83%	91%	31%	29%

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 12-29-05[1] to 3-31-06
Net asset value, beginning of period	$13.78
Income (loss) from investment operations:	
Net investment loss	(0.04)
Net realized and unrealized gain on investments	1.13
Total from investment operations	1.09
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$14.87
Total return	7.91%
Net assets, end of period (in thousands)	$108
Ratio of expenses to average net assets	1.67%[2]
Ratio of net investment loss to average net assets	−0.99%[2]
Portfolio turnover rate	87%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2006.

See Notes to Financial Statements.

Notes to Financial Statements

March 31, 2006

NOTE 1 – Significant Accounting Policies

Ivy Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues 11 series of capital shares; each series represents ownership of a separate mutual fund. The assets belonging to each Fund are held separately by the custodian. The capital shares of each Fund represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets. The following is a summary of significant accounting policies consistently followed by the Corporation in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Gold bullion is valued at the last settlement price for current delivery as calculated by the Commodity Exchange, Inc. as of the close of that exchange. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Management's Valuation Committee makes fair value determinations for the Corporation, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Corporation combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Forward foreign currency exchange contracts – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Corporation's financial statements. Gains or losses are realized by the Corporation at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. The Corporation uses Forward Contracts to attempt to reduce the overall risk of its investments.

E. Federal income taxes – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

F. Dividends and distributions – Dividends and distributions to shareholders are recorded by each Fund on the business day following the applicable record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At March 31, 2006, the following amounts were reclassified:

	Accumulated Undistributed Net Investment Income (Loss)	Additional Paid-in Capital
Ivy Capital Appreciation Fund.	$ 151,949	$ (151,949)
Ivy Core Equity Fund	1,508,311	(1,508,311)
Ivy Large Cap Growth Fund	1,312,400	(1,312,400)
Ivy Mid Cap Growth Fund.	524,971	(524,971)
Ivy Science and Technology Fund	3,728,912	(3,728,912)
Ivy Small Cap Growth Fund	7,440,502	(7,440,502)

Net investment income (loss), accumulated undistributed net realized gain (loss) on investment transactions and net assets were not affected by this change.

G. Repurchase agreements – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the custodian bank.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Ivy Investment Management Company (IICO), a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as the Corporation's investment manager. Prior to March 8, 2005, IICO was known as Waddell & Reed Ivy Investment Company. IICO provides advice and supervises investments, for which services it is paid a fee. Prior to June 30, 2003, Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), served as the investment manager. On June 30, 2003, WRIMCO assigned the investment management agreement between it and the Corporation to Waddell & Reed Ivy Investment Company, an affiliated entity. The fee is payable by each Fund at the following annual rates:

Fund	Net Assets Breakpoints	Annual Rate
Ivy Asset Strategy Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%
Ivy Capital Appreciation Fund	Up to $1 Billion	.650%
	Over $1 Billion up to $2 Billion	.600%
	Over $2 Billion up to $3 Billion	.550%
	Over $3 Billion	.500%
Ivy Core Equity Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%
Ivy High Income Fund	Up to $500 Million	.625%
	Over $500 Million up to $1 Billion	.600%
	Over $1 Billion up to $1.5 Billion	.550%
	Over $1.5 Billion	.500%
Ivy Large Cap Growth Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%
Ivy Limited-Term Bond Fund	Up to $500 Million	.500%
	Over $500 Million up to $1 Billion	.450%
	Over $1 Billion up to $1.5 Billion	.400%
	Over $1.5 Billion	.350%
Ivy Mid Cap Growth Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%
Ivy Money Market Fund	All levels	.400%
Ivy Municipal Bond Fund	Up to $500 Million	.525%
	Over $500 Million up to $1 Billion	.500%
	Over $1 Billion up to $1.5 Billion	.450%
	Over $1.5 Billion	.400%

Fund	Net Assets Breakpoints	Annual Rate
Ivy Science and Technology Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%
Ivy Small Cap Growth Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%

The fee is accrued and paid daily. However, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. During the fiscal year ended March 31, 2006, IICO voluntarily waived its fee (in thousands) as shown in the following table:

Ivy Capital Appreciation Fund . . . . $ 81
Ivy Municipal Bond Fund 104

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), an indirect subsidiary of WDR. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Corporation, including maintenance of Fund records, pricing of Fund shares, preparation of prospectuses for existing shareholders, preparation of proxy statements and certain shareholder reports. For these services, each of the Funds paid WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee may be voluntarily waived until Fund net assets are at least $10 million.

Under the Shareholder Servicing Agreement between the Corporation and WRSCO, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month: Ivy Asset Strategy Fund pays a monthly fee of $1.5792; Ivy High Income Fund, Ivy Limited-Term Bond Fund and Ivy Municipal Bond Fund each pay a monthly fee of $1.6958; and Ivy Capital Appreciation Fund, Ivy Core Equity Fund, Ivy Large Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Science and Technology Fund and Ivy Small Cap Growth Fund each pay a monthly fee of $1.5042. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.20 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Corporation's shares, Ivy Funds Distributor, Inc. (IFDI) receives sales commissions (which are not an expense of the Corporation) for Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to IFDI. During the fiscal year ended March 31, 2006, IFDI received the following amounts in sales commissions and CDSC:

	Sales Commissions	CDSC		
		Class A	Class B	Class C
Ivy Asset Strategy Fund..............	$1,414,391	$22,765	$19,140	$12,696
Ivy Capital Appreciation Fund	165,715	—	1,823	1,064
Ivy Core Equity Fund	203,803	207	18,040	4,556
Ivy High Income Fund	229,702	1,044	9,099	2,411
Ivy International Growth Fund	81,994	139	7,559	1,248
Ivy Large Cap Growth Fund...........	1,373,622	25,901	14,181	1,235
Ivy Limited-Term Bond Fund	97,738	4,590	14,208	2,207
Ivy Mid Cap Growth Fund	444,801	1,821	11,122	845
Ivy Money Market Fund	879	—	45,560	6,644
Ivy Municipal Bond Fund	21,424	—	6,263	668
Ivy Science and Technology Fund	498,013	686	25,734	8,721
Ivy Small Cap Growth Fund...........	547,662	1,319	22,109	7,254

With respect to Class A, Class B and Class C shares, IFDI pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the fiscal year ended March 31, 2006, the following amounts were paid:

Ivy Asset Strategy Fund..	$3,240,753
Ivy Capital Appreciation Fund	232,056
Ivy Core Equity Fund	270,004
Ivy High Income Fund	258,743
Ivy International Growth Fund	102,944
Ivy Large Cap Growth Fund.....................................	1,561,265
Ivy Limited-Term Bond Fund	124,960
Ivy Mid Cap Growth Fund	496,692
Ivy Money Market Fund	1,010
Ivy Municipal Bond Fund	29,122
Ivy Science and Technology Fund................................	747,726
Ivy Small Cap Growth Fund.....................................	716,806

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/or service fee to IFDI in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B shares and Class C shares, respectively, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of a Fund's average annual net assets attributable to that class to compensate IFDI for its services in connection with the distribution of shares of that class and/or the service and/or maintenance of shareholder accounts of that class. The Class B Plan and the Class C Plan each permit IFDI to receive compensation, through the distribution fee and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to compensation under the Class A Plan. Under the Class Y Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal service to Class Y shareholders and/or maintaining Class Y shareholder accounts. Under the Class R Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal service to Class R shareholders and/or maintaining Class R shareholder accounts.

IFDI and WRSCO have voluntarily agreed to waive sufficient expenses to Class A of Ivy Money Market Fund in order to maintain the yield at the level of that of Waddell & Reed Advisors Cash Management, Inc. Class A. As of March 31, 2006, $64 (in thousands) of expenses was reimbursed to Ivy Money Market Fund Class A. This reimbursement serves to reduce shareholder servicing fees.

In addition, IFDI and WRSCO have voluntarily agreed to waive sufficient Fund expenses to ensure that the total annual fund operating expenses do not exceed the following levels for the specified funds/classes:

Fund and Class	Expense Limitation (as a percentage of average net assets of each Class)
Ivy Large Cap Growth Fund, Class A	1.50%
Ivy Large Cap Growth Fund, Class C	2.25%
Ivy Large Cap Growth Fund, Class Y	1.20%
Ivy Mid Cap Growth Fund, Class A	1.65%
Ivy Mid Cap Growth Fund, Class C	2.35%
Ivy Mid Cap Growth Fund, Class Y	1.25%

As of March 31, 2006, the amount of fees (in thousands) reimbursed under these agreements are as follows:

Ivy Large Cap Growth Fund
    Class Y $7
Ivy Mid Cap Growth Fund
    Class C $6
    Class Y 7

These reimbursements serve to reduce distribution and service fees.

The Corporation paid Directors' regular compensation of $124,556, which is included in other expenses.

NOTE 3 – Investment Securities Transactions

Investment securities transactions for the fiscal year ended March 31, 2006 are summarized as follows:

	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Purchases of investment securities, excluding short-term and U.S. government securities.	$ 486,181,187	$ 46,255,789	$ 194,470,574
Purchases of bullion	19,447,931	—	—
Purchases of U.S. government securities	8,030,000	—	—
Purchases of short-term securities	2,164,244,520	544,653,534	1,523,655,709
Purchases of options	788,981	53,564	1,450,240
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities . .	110,629,581	17,440,526	241,079,018
Proceeds from sales of bullion . .	4,845,795	—	—
Proceeds from maturities and sales of U.S. government securities.	4,540,756	—	—
Proceeds from maturities and sales of short-term securities	2,141,614,324	544,377,000	1,519,704,085
Proceeds from options	990,046	60,429	1,689,936

	Ivy High Income Fund	Ivy Large Cap Growth Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$ 36,689,910	$212,162,107
Purchases of U.S. government securities	—	—
Purchases of short-term securities	568,465,857	880,648,595
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities	28,370,616	152,894,145
Proceeds from maturities and sales of U.S. government securities	—	—
Proceeds from maturities and sales of short-term securities.	572,432,000	884,763,030

	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund	Ivy Municipal Bond Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$ 9,502,924	$ 44,935,141	$ 4,657,370
Purchases of U.S. government securities	6,287,746	—	—
Purchases of short-term securities ..	313,329,871	1,030,518,972	87,271,774
Purchases of options	—	526,373	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities	16,227,597	28,984,863	5,744,076
Proceeds from maturities and sales of U.S. government securities ...	9,017,958	—	—
Proceeds from maturities and sales of short-term securities	312,732,719	1,026,220,309	87,283,995
Proceeds from options	—	260,206	—

	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$ 361,152,347	$ 470,005,787
Purchases of U.S. government securities	—	—
Purchases of short-term securities	1,772,952,616	3,299,013,351
Purchases of options	21,918	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities	277,043,508	490,399,525
Proceeds from maturities and sales of U.S. government securities	—	—
Proceeds from maturities and sales of short-term securities	1,753,606,017	3,264,467,380
Proceeds from options	—	—

For Federal income tax purposes, cost of investments owned at March 31, 2006 and the related unrealized appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation (Depreciation)
Ivy Asset Strategy Fund. .	$521,470,665	$ 83,239,802	$ 1,150,923	$ 82,088,879
Ivy Capital Appreciation Fund	42,080,498	6,337,296	609,898	5,727,398
Ivy Core Equity Fund	198,677,990	56,684,730	2,483,426	54,201,304
Ivy High Income Fund . . .	69,661,464	2,094,044	1,257,068	836,976
Ivy Large Cap Growth Fund	193,085,063	52,860,921	1,246,259	51,614,662
Ivy Limited-Term Bond Fund	54,065,716	47,495	1,110,610	(1,063,115)
Ivy Mid Cap Growth Fund	97,368,962	42,774,581	1,517,825	41,256,756
Ivy Money Market Fund . .	50,328,899	—	—	—
Ivy Municipal Bond Fund	22,313,669	560,237	47,261	512,976
Ivy Science and Technology Fund	293,830,074	71,312,004	9,442,868	61,869,136
Ivy Small Cap Growth Fund	534,449,251	139,239,162	10,375,119	128,864,043

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended March 31, 2006 and the related Capital Loss Carryover and Post-October activity were as follows:

	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Net ordinary income.	$5,313,270	$ —	$ —
Distributed ordinary income	1,388,899	—	—
Undistributed ordinary income	4,131,097	—	—
Realized long-term capital gains	6,000,038	—	8,406,587
Distributed long-term capital gains	1,310,840	—	—
Undistributed long-term capital gains	5,179,559	—	8,406,587
Capital loss carryover.	—	—	—
Post-October losses deferred	74,715	70,060	—

	Ivy High Income Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund
Net ordinary income	$4,388,801	$ —	$1,520,426
Distributed ordinary income	4,380,961	—	1,520,009
Undistributed ordinary income	74,380	—	29,381
Realized long-term capital gains	—	—	—
Distributed long-term capital gains	—	—	—
Undistributed long-term capital gains ..	—	—	—
Capital loss carryover...............	105,076	—	116,816
Post-October losses deferred	214,973	—	2,589

	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund
Net ordinary income	$ —	$1,337,600	$771,740
Distributed ordinary income............	—	1,324,674	770,459
Undistributed ordinary income..........	—	26,804	14,598
Realized long-term capital gains	—	—	—
Distributed long-term capital gains	—	—	—
Undistributed long-term capital gains	—	—	—
Capital loss carryover.................	—	—	—
Post-October losses deferred	—	—	—

	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Net ordinary income............................	$ —	$ —
Distributed ordinary income	—	—
Undistributed ordinary income	—	—
Realized long-term capital gains	807,084	69,161,578
Distributed long-term capital gains	—	19,945,183
Undistributed long-term capital gains	807,084	49,216,395
Capital loss carryover............................	—	—
Post-October losses deferred	—	—

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy High Income Fund
March 31, 2009	$ —	$2,789,102	$1,574,985
March 31, 2010	1,224,050	3,127,140	1,271,701
March 31, 2011	1,005,096	1,479,061	1,182,962
March 31, 2014	—	—	105,076
Total carryover	$2,229,146	$7,395,303	$4,134,724

	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund
March 31, 2009	$11,368,220	$ 36,676	$16,406,881
March 31, 2010	2,113,405	—	17,363,901
March 31, 2011	4,727,341	456,813	5,387,010
March 31, 2012	608,471	—	949,121
March 31, 2014	—	116,816	—
Total carryover	$18,817,437	$610,305	$40,106,913

	Ivy Municipal Bond Fund	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
March 31, 2008	$ —	$ 127,829	$2,698,616
March 31, 2009	213,434	1,113,450	3,509,351
March 31, 2010	230,753	413,760	2,069,323
March 31, 2011	75,199	413,760	564,364
Total carryover	$519,386	$2,068,799	$8,841,654

Ivy US Blue Chip Fund was merged into Ivy Core Equity Fund as of June 16, 2003 and Advantus Index 500 Fund was merged into Ivy Core Equity Fund as of December 8, 2003. At the time of the mergers, Ivy US Blue Chip Fund and Advantus Index 500 Fund had capital loss carryovers available to offset future gains of the Ivy Core Equity Fund. Ivy US Blue Chip Fund's carryovers are limited to $1,479,061 for each period ending from March 31, 2007 through 2011 plus any unused limitations from prior years.

Advantus Horizon Fund was merged into Ivy Large Cap Growth Fund as of December 8, 2003. At the time of the merger, Advantus Horizon Fund had capital loss carryovers available to offset future gains of the Ivy Large Cap Growth Fund. These carryovers are limited to $7,569,051 for the period ending March 31, 2007 and $1,383,732 for each period ending from March 31, 2008 through 2010 plus any unused limitations from prior years and the amount of certain built-in gains realized, if any.

Ivy US Emerging Growth Fund was merged into Ivy Mid Cap Growth fund as of June 16, 2003. At the time of the merger, Ivy Mid Cap Growth Fund had capital loss carryovers available to offset future gains. These carryovers are limited to $4,483,671 for the period ending March 31, 2007 and $1,182,294 for each period from March 31, 2008 through 2011 and $197,085 for the period ending March 31, 2012 plus any unused limitations from prior years.

Ivy Global Science & Technology Fund was merged into Ivy Science and Technology Fund as of June 16, 2003. At the time of the merger, Ivy Global Science & Technology Fund had capital loss carryovers available to offset future gains of the Ivy Science and Technology Fund. These carryovers are limited to $413,760 for each period ending from March 31, 2007 through 2011 plus any unused limitations from prior years.

Advantus Enterprise Fund was merged into Ivy Small Cap Growth Fund as of December 8, 2003. At the time of the merger, Advantus Enterprise Fund had capital loss carryovers available to offset future gains of the Ivy Small Cap Growth Fund. These carryovers are limited to $2,069,323 for each period ending from March 31, 2007 through 2010 and $564,364 for the period ending March 31, 2011 plus any unused limitations from prior years.

NOTE 5 – Multiclass Operations

Each Fund within the Corporation currently offers four classes of shares, Class A, Class B, Class C and Class Y (other than Money Market Fund which offers only Class A shares), each of which have equal rights as to assets and voting privileges. In addition, Large Cap Growth Fund, Mid Cap Growth Fund, Science and Technology Fund and Small Cap Growth Fund offer Class R shares, which also have equal rights as to assets and voting privileges. Ivy Money Market Fund Class B and Class C shares are no longer available for investment. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Corporation.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the fiscal year ended March 31, 2006 are summarized below. Amounts are in thousands.

	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Shares issued from sale of shares:			
Class A	13,160	3,128	1,866
Class B	1,325	211	176
Class C	10,431	622	971
Class Y	1,736	74	16
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	71	—	—
Class B	11	—	—
Class C	62	—	—
Class Y	8	—	—
Shares redeemed:			
Class A	(1,653)	(620)	(1,864)
Class B	(164)	(100)	(379)
Class C	(869)	(102)	(4,385)
Class Y	(455)	(—)*	(31)
Increase (decrease) in outstanding capital shares	23,663	3,213	(3,630)
Value issued from sale of shares:			
Class A	$221,055	$26,782	$ 17,620
Class B	21,903	1,709	1,589
Class C	175,540	4,992	8,838
Class Y	28,627	665	163
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	1,193	—	—
Class B	175	—	—
Class C	1,028	—	—
Class Y	124	—	—
Value redeemed:			
Class A	(26,736)	(5,463)	(17,767)
Class B	(2,565)	(826)	(3,394)
Class C	(13,871)	(852)	(39,941)
Class Y	(6,793)	(—)*	(306)
Increase (decrease) in outstanding capital	$399,680	$27,007	$(33,198)

* Not shown due to rounding.

	Ivy High Income Fund	Ivy Large Cap Growth Fund	Ivy Limited- Term Bond Fund
Shares issued from sale of shares:			
Class A	2,124	11,764	1,418
Class B	190	695	145
Class C	275	864	332
Class Y	76	1,264	48
Class R	NA	9	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	215	—	96
Class B	30	—	10
Class C	123	—	30
Class Y	75	—	5
Class R	NA	—	NA
Shares redeemed:			
Class A	(1,388)	(6,886)	(1,986)
Class B	(153)	(592)	(282)
Class C	(956)	(603)	(709)
Class Y	(111)	(797)	(52)
Class R	NA	(—)	NA
Increase (decrease) in outstanding capital shares	500	5,718	(945)
Value issued from sale of shares:			
Class A	$18,220	$127,568	$14,356
Class B	1,625	7,014	1,473
Class C	2,368	9,038	3,360
Class Y	653	14,081	481
Class R	NA	100	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	1,845	—	973
Class B	256	—	105
Class C	1,051	—	302
Class Y	641	—	48
Class R	NA	—	NA
Value redeemed:			
Class A	(11,889)	(75,256)	(20,127)
Class B	(1,307)	(5,994)	(2,864)
Class C	(8,214)	(6,189)	(7,175)
Class Y	(943)	(8,477)	(521)
Class R	NA	(—)	NA
Increase (decrease) in outstanding capital	$ 4,306	$ 61,885	$ (9,589)

	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund
Shares issued from sale of shares:			
Class A	3,329	57,083	282
Class B	234	3,740	91
Class C	228	5,174	103
Class Y	589	NA	—*
Class R	8	NA	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	1,206	19
Class B	—	30	2
Class C	—	64	38
Class Y	—	NA	—*
Class R	—	NA	NA
Shares redeemed:			
Class A	(1,800)	(53,513)	(224)
Class B	(342)	(2,995)	(64)
Class C	(270)	(7,017)	(341)
Class Y	(75)	NA	(—)*
Class R	(—)	NA	NA
Increase (decrease) in outstanding capital shares	1,901	3,772	(94)
Value issued from sale of shares:			
Class A	$37,634	$57,083	$ 3,162
Class B	2,455	3,740	1,027
Class C	2,512	5,174	1,157
Class Y	6,999	NA	—*
Class R	100	NA	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	1,206	211
Class B	—	30	18
Class C	—	64	429
Class Y	—	NA	1
Class R	—	NA	NA
Value redeemed:			
Class A	(20,170)	(53,513)	(2,501)
Class B	(3,546)	(2,995)	(719)
Class C	(2,893)	(7,017)	(3,823)
Class Y	(870)	NA	(—)*
Class R	(—)	NA	NA
Increase (decrease) in outstanding capital	$22,221	$ 3,772	$(1,038)

*Not shown due to rounding.

	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Shares issued from sale of shares:		
Class A	4,544	5,481
Class B	254	281
Class C	953	1,372
Class Y	1,293	4,596
Class R	4	7
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	—	271
Class B	—	45
Class C	—	802
Class Y	—	292
Class R	—	—
Shares redeemed:		
Class A	(1,052)	(2,090)
Class B	(157)	(222)
Class C	(851)	(5,053)
Class Y	(747)	(2,775)
Class R	(—)	(—)
Increase in outstanding capital shares	4,241	3,007
Value issued from sale of shares:		
Class A	$109,993	$75,744
Class B	5,830	3,617
Class C	22,619	18,014
Class Y	32,756	68,100
Class R	100	100
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	—	3,779
Class B	—	596
Class C	—	10,707
Class Y	—	4,414
Class R	—	—
Value redeemed:		
Class A	(26,142)	(28,891)
Class B	(3,568)	(2,885)
Class C	(19,768)	(66,061)
Class Y	(17,939)	(41,237)
Class R	(—)	(—)
Increase in outstanding capital	$103,881	$45,997

Transactions in capital stock for the fiscal year ended March 31, 2005 are summarized below. Amounts are in thousands.

	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Shares issued from sale of shares:			
Class A	1,843	728	1,173
Class B	364	91	324
Class C	885	196	1,221
Class Y	158	17	24
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	22	—	—
Class B	6	—	—
Class C	34	—	—
Class Y	2	—	—
Shares redeemed:			
Class A	(489)	(161)	(3,223)
Class B	(107)	(25)	(511)
Class C	(833)	(74)	(5,690)
Class Y	(46)	(3)	(102)
Increase (decrease) in outstanding capital shares	1,839	769	(6,784)
Value issued from sale of shares:			
Class A	$25,040	$5,606	$ 10,008
Class B	4,796	662	2,628
Class C	11,912	1,451	10,009
Class Y	2,099	125	205
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	293	—	—
Class B	82	—	—
Class C	449	—	—
Class Y	33	—	—
Value redeemed:			
Class A	(6,407)	(1,241)	(26,867)
Class B	(1,391)	(180)	(4,154)
Class C	(10,775)	(539)	(46,423)
Class Y	(618)	(27)	(894)
Increase (decrease) in outstanding capital	$25,513	$5,857	$(55,488)

	Ivy High Income Fund	Ivy Large Cap Growth Fund
Shares issued from sale of shares:		
Class A	2,247	5,034
Class B	303	573
Class C	533	532
Class Y	139	585
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	139	—
Class B	22	—
Class C	137	—
Class Y	73	—
Shares redeemed:		
Class A	(781)	(4,551)
Class B	(120)	(316)
Class C	(736)	(490)
Class Y	(241)	(1,805)
Increase (decrease) in outstanding capital shares	1,715	(438)
Value issued from sale of shares:		
Class A	$19,814	$46,868
Class B	2,674	4,987
Class C	4,694	4,740
Class Y	1,219	5,432
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	1,224	—
Class B	193	—
Class C	1,205	—
Class Y	648	—
Value redeemed:		
Class A	(6,867)	(41,787)
Class B	(1,056)	(2,732)
Class C	(6,480)	(4,309)
Class Y	(2,151)	(16,933)
Increase (decrease) in outstanding capital	$15,117	$ (3,734)

	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund
Shares issued from sale of shares:			
Class A	3,145	2,730	46,298
Class B	304	286	5,580
Class C	385	340	10,835
Class Y	100	80	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	96	—	324
Class B	10	—	1
Class C	33	—	5
Class Y	5	—	NA
Shares redeemed:			
Class A	(2,785)	(1,403)	(52,704)
Class B	(213)	(496)	(5,410)
Class C	(811)	(276)	(11,608)
Class Y	(103)	(35)	NA
Increase (decrease) in outstanding capital shares	166	1,226	(6,679)
Value issued from sale of shares:			
Class A	$32,300	$26,012	$46,298
Class B	3,127	2,618	5,580
Class C	3,953	3,176	10,835
Class Y	1,032	776	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	990	—	324
Class B	100	—	1
Class C	339	—	5
Class Y	52	—	NA
Value redeemed:			
Class A	(28,528)	(13,542)	(52,704)
Class B	(2,189)	(4,511)	(5,410)
Class C	(8,325)	(2,564)	(11,608)
Class Y	(1,060)	(333)	NA
Increase (decrease) in outstanding capital ...	$ 1,791	$11,632	$ (6,679)

	Ivy Municipal Bond Fund	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Shares issued from sale of shares:			
Class A	191	1,571	2,763
Class B	35	196	331
Class C	179	557	1,511
Class Y	4	1,321	2,386
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	12	—	—
Class B	2	—	—
Class C	40	—	—
Class Y	—*	—	—
Shares redeemed:			
Class A	(104)	(856)	(5,108)
Class B	(21)	(154)	(242)
Class C	(394)	(987)	(5,823)
Class Y	(—)*	(273)	(3,879)
Increase (decrease) in outstanding capital shares	(56)	1,375	(8,061)
Value issued from sale of shares:			
Class A	$2,136	$31,721	$ 31,601
Class B	396	3,732	3,657
Class C	2,012	10,871	16,856
Class Y	43	27,807	30,101
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	135	—	—
Class B	16	—	—
Class C	447	—	—
Class Y	1	—	—
Value redeemed:			
Class A	(1,156)	(17,589)	(56,508)
Class B	(234)	(2,920)	(2,657)
Class C	(4,415)	(19,034)	(64,820)
Class Y	(4)	(5,746)	(48,220)
Increase (decrease) in outstanding capital	$ (623)	$28,842	$(89,990)

*Not shown due to rounding.

NOTE 6 – Options

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

For Ivy Asset Strategy Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2005	—	$ —
Options written	2,471	652,240
Options terminated in closing purchase transactions	(1,779)	(613,912)
Options exercised.	—	—
Options expired	(692)	(38,328)
Outstanding at March 31, 2006	—	$ —

For Ivy Asset Strategy Fund, transactions in written put options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2005	—	$ —
Options written	1,804	309,285
Options terminated in closing purchase transactions	(1,804)	(309,285)
Options exercised	—	—
Options expired	—	—
Outstanding at March 31, 2006	—	$ —

For Ivy Capital Appreciation Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2005	—	$ —
Options written	298	48,056
Options terminated in closing purchase transactions	(228)	(39,796)
Options exercised.	(70)	(8,260)
Options expired	—	—
Outstanding at March 31, 2006	—	$ —

For Ivy Mid Cap Growth Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2005	1,368	$ 66,439
Options written	5,305	510,358
Options terminated in closing purchase transactions	(3,145)	(318,643)
Options exercised.	(11)	(5,060)
Options expired	(2,716)	(179,971)
Outstanding at March 31, 2006	801	$ 73,123

For Ivy Mid Cap Growth Fund, transactions in written put options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2005	—	$ —
Options written	187	9,163
Options terminated in closing purchase transactions	(187)	(9,163)
Options exercised.	—	—
Options expired	—	—
Outstanding at March 31, 2006	—	$ —

For Ivy Science and Technology Fund, transactions in written put options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2005	—	$ —
Options written	811	171,514
Options terminated in closing purchase transactions	—	—
Options exercised.	—	—
Options expired	(811)	(171,514)
Outstanding at March 31, 2006	—	$ —

NOTE 7 – Credit Default Swaps

A Fund may enter into credit default swaps to 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield. Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying debt instrument in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap, one party acts as a 'guarantor' by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the credit event occurs. A Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

The creditworthiness of firms with which a Fund enters into credit default swaps is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction.

Swaps are marked-to-market daily based on dealer-supplied valuations and changes in value are recorded as unrealized appreciation (depreciation). Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

NOTE 8 – Futures

The Corporation may engage in buying and selling futures contracts. Upon entering into a futures contract, the Corporation is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Corporation each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Corporation as unrealized gains or losses. Upon the closing of the contracts, the cumulative net change in the variation margin is recorded as realized gain or loss. The Corporation uses futures to attempt to reduce the overall risk of its investments.

NOTE 9– Merger Information

Ivy International Growth Fund merged into Ivy International Fund effective March 27, 2006.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Ivy Funds, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Asset Strategy Fund, Capital Appreciation Fund, Core Equity Fund, High Income Fund, Large Cap Growth Fund, Limited-Term Bond Fund, Mid Cap Growth Fund, Money Market Fund, Municipal Bond Fund, Science and Technology Fund and Small Cap Growth Fund (collectively the "Funds") comprising Ivy Funds, Inc. as of March 31, 2006, and the related statements of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial positions of each of the respective funds of Ivy Funds, Inc. as of March 31, 2006, the results of their operations for the fiscal year then ended, the changes in their net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 16, 2006

Income Tax Information

The amounts of the dividends and long-term capital gains below, multiplied by the number of shares owned by you in the Funds shown on the record dates, will give you the total amounts to be reported in your Federal income tax return for the years in which they were received or reinvested.

PER-SHARE AMOUNTS REPORTABLE AS:

Record Date	Total	For Individuals				For Corporations			
		Qualifying	Non-Qualifying	Long-Term Capital Gain	Return of Capital	Qualifying	Non-Qualifying	Long-Term Capital Gain	Return of Capital
Ivy Asset Strategy Fund									
Class A									
12-14-05	$0.17410	$0.09720	$ —	$0.07690	$ —	$0.06420	$0.03300	$0.07690	$ —
Class B									
12-14-05	$0.13910	$0.06220	$ —	$0.07690	$ —	$0.04110	$0.02110	$0.07690	$ —
Class C									
12-14-05	$0.14410	$0.06720	$ —	$0.07690	$ —	$0.04440	$0.02280	$0.07690	$ —
Class Y									
12-14-05	$0.17610	$0.09920	$ —	$0.07690	$ —	$0.06550	$0.03370	$0.07690	$ —
Ivy International Growth Fund									
Class A									
3-21-06	$0.03800	$ —	$ —	$ —	$0.03800	$ —	$ —	$ —	$0.03800
Class B									
3-21-06	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Class C									
3-21-06	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Class Y									
3-21-06	$0.07800	$ —	$ —	$ —	$0.07800	$ —	$ —	$ —	$0.07800
Ivy Small Cap Growth Fund									
Class A									
12-14-05	$0.46290	$ —	$ —	$0.46290	$ —	$ —	$ —	$0.46290	$ —
Class B									
12-14-05	$0.46290	$ —	$ —	$0.46290	$ —	$ —	$ —	$0.46290	$ —
Class C									
12-14-05	$0.46290	$ —	$ —	$0.46290	$ —	$ —	$ —	$0.46290	$ —
Class Y									
12-14-05	$0.46290	$ —	$ —	$0.46290	$ —	$ —	$ —	$0.46290	$ —
Class R									
12-14-05	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

Dividends are declared and recorded by each of the following Funds on each day the New York Stock Exchange is open for business. Dividends are paid monthly usually on the 27th of the month or on the preceding business day if the 27th is a weekend or holiday.

Exempt Interest Dividends - The exempt interest portion of dividends paid represents the distribution of state and municipal bond interest and is exempt from Federal income taxation.

The following table shows the taxability of dividends and long-term capital gains paid during the fiscal year ended March 31, 2006:

| | | PER-SHARE AMOUNTS REPORTABLE AS: | | | | | |
| | | For Individuals | | | For Corporations | | |
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain
		Ivy High Income Fund **Class A, Class B, Class C and Class Y**					
April 2005 through December 2005	100.0000%	0.46520%	99.53480%	—%	0.46520%	99.53480%	—%
January 2006 through March 2006	100.0000%	1.12980%	98.87020%	—%	1.12980%	98.87020%	—%
		Ivy Limited-Term Bond Fund **Class A, Class B, Class C and Class Y**					
April 2005 through December 2005	100.0000%	—%	100.0000%	—%	—%	100.0000%	—%
January 2006 through March 2006	100.0000%	—%	100.0000%	—%	—%	100.0000%	—%
		Ivy Money Market Fund **Class A, Class B and Class C**					
April 2005 through March 2006	100.0000%	—%	100.0000%	—%	—%	100.0000%	—%

| | | For Individuals | | | | For Corporations | | |
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	Exempt Interest	Non-Qualifying	Long-Term Capital Gain	Exempt Interest
		Ivy Municipal Bond Fund **Class A, Class B, Class C and Class Y**						
April 2005 through December 2005	100.0000%	—%	1.20445%	—%	98.79555%	1.20445%	—%	98.79555%
January 2006 through March 2006	100.0000%	—%	1.72739%	—%	98.27261%	1.72739%	—%	98.27261%

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Income from Municipal Bond Fund may be subject to the alternative minimum tax. Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The Board of Directors of Ivy Funds, Inc.

The Waddell & Reed Fund Complex (Fund Complex) is comprised of the Ivy Family of Funds and the Advisors Fund Complex. The Ivy Family of Funds is comprised of the funds in Ivy Funds, Inc. (12 portfolios) and Ivy Funds (15 portfolios). The Advisors Fund Complex is comprised of each of the funds in the Waddell & Reed Advisors Funds (22 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and W&R Target Funds, Inc. (21 portfolios).

Each of the individuals listed below serves as a director or trustee for each of the funds within the Ivy Family of Funds. Eleanor B. Schwartz, Joseph Harroz, Jr. and Henry J. Herrmann also serve as directors of each of the funds in the Advisors Fund Complex. Each Director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

A Director is considered by Ivy Funds, Inc. and its counsel to be an "interested person" of the Funds or of their investment manager by virtue of his or her employment by Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries. The other Directors (more than a majority of the total number) are independent; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including Ivy Funds Distributor, Inc. (IFDI), Ivy Investment Management Company (IICO) (formerly, Waddell & Reed Ivy Investment Company), and Waddell & Reed Services Company (WRSCO).

Additional Information about Directors

The Statement of Additional Information (SAI) for Ivy Funds, Inc. includes additional information about the Corporation's Directors. The SAI is available without charge, upon request, by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

INDEPENDENT DIRECTORS

Jarold W. Boettcher (65)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Corporation: Director

Number of portfolios overseen by Director: 27

Director since: 2003

Director of Funds in the Fund Complex since: 2002

Principal Occupations During Past 5 Years: President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present); President of Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present); President of Boettcher Aerial, Inc. (Aerial Ag Applicator) (1983 to present)

Other Directorships held by Director: Director of Guaranty State Bank & Trust Co.; Trustee, Kansas Public Employees Retirement System; Director of Guaranty, Inc.; Trustee of Ivy Funds

James D. Gressett (55)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Corporation: Director

Number of portfolios overseen by Director: 27

Director since: 2003

Director of Funds in the Fund Complex since: 2002

Principal Occupations During Past 5 Years: Secretary of Streetman Homes Ltd, LLP (homebuilding company) (2001 to present); Chief Executive Officer (CEO) of PacPizza LLC (Pizza Hut franchise) (2000 to 2004); President of Alien, Inc. (real estate development) (1997 to 2001)

Other Directorships held by Director: Director of Collins Financial Services, a debt recovery company; Trustee of Ivy Funds

Joseph Harroz, Jr. (39)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Corporation: Director

Number of portfolios overseen by Director: 73

Director since: 1998

Director of Funds in the Fund Complex since: 1998

Principal Occupations During Past 5 Years: Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma Law School (1997 to present); Managing Member, Harroz Investments, LLC, commercial enterprise investments (1998 to present); Consultant, MTV Associates (2004)

Other Directorships held by Director: Director, Valliance Bank NA; Trustee of Ivy Funds and Director of each fund in the Advisors Fund Complex

Glendon E. Johnson, Jr. (54)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Corporation: Director

Number of portfolios overseen by Director: 27

Director since: 2003

Director of Funds in the Fund Complex since: 2002

Principal Occupation During Past 5 Years: Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Member/Manager, Castle Valley Ranches, LLC (ranching) (1995 to present)

Other Directorships held by Director: Trustee of Ivy Funds

Eleanor B. Schwartz (69)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Corporation: Director

Number of portfolios overseen by Director: 73

Director since: 1995

Director of Funds in the Fund Complex since: 1995

Principal Occupations During Past 5 Years: Professor Emeritus, University of Missouri at Kansas City (2003 to present) Professor of Business Administration, University of Missouri at Kansas City (1980 to 2003)

Other Directorships held by Director: Trustee of Ivy Funds and Director of each fund in the Advisors Fund Complex

Michael G. Smith (61)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Corporation: Director

Number of portfolios overseen by Director: 27

Director since: 2003

Director of Funds in the Fund Complex since: 2002

Principal Occupation During Past 5 Years: Retired

Other Directorships held by Director: Director, Executive Board, Cox Business School, Southern Methodist University; Director of Northwestern Mutual Life Series Funds (18 portfolios overseen); Trustee of Ivy Funds

Edward M. Tighe (63)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Corporation: Director

Number of portfolios overseen by Director: 27

Director since: 2003

Director of Funds in the Fund Complex since: 1999*

Principal Occupation During Past 5 Years: Retired; CEO and Director of Asgard Holding, LLC (computer network and security services) (2002 to 2004); CEO and Director of JBE Technology Group, Inc. (telecommunications services) (2001 to 2003)

Other Directorships held by Director: Director of Hansberger Institutional Series Funds (5 portfolios overseen); Trustee of Ivy Funds

* Mr. Tighe has been a Trustee of Ivy Funds since 1999. Ivy Funds became part of the Fund Complex in 2002, when WDR acquired the investment adviser of the Ivy Funds.

INTERESTED DIRECTOR

Henry J. Herrmann (63)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Corporation: Director and President

Number of portfolios overseen by Director: 73

Director since: 1998; President since: 2001

Director of Funds in the Fund Complex since: 1998

Principal Occupation(s) During Past 5 Years: CEO of WDR (2005 to present); President and CEO of IICO (2002 to present); President and CEO of Waddell & Reed Investment Management Company (WRIMCO), an affiliate of IICO, (1993 to present); President and Chief Investment Officer (CIO) of WDR (1998 to 2005); CIO of IICO (2003 to 2005); CIO of WRIMCO (1991 to 2005); President of each of the Funds in the Fund Complex (2001 to present)

Other Directorships held by Director: Chairman of the Board (COB) and Director of IICO, WRIMCO and Ivy Services, Inc., an affiliate of IICO; Director of WDR, W&R and Austin, Calvert & Flavin, an affiliate of WRIMCO; Trustee of Ivy Funds and Director of each fund in the Advisors Fund Complex

OFFICERS

Theodore W. Howard (63)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Corporation: Principal Accounting Officer, Treasurer and Vice President since 1992; Principal Financial Officer since 2002

Positions held with Funds in the Fund Complex: Principal Accounting Officer and Treasurer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Principal Occupation(s) During Past 5 Years: Senior Vice President of WRSCO (2001 to present); Treasurer and Principal Accounting Officer of each of the Funds in the Fund Complex (1976 to present); Vice President of each of the Funds in the Fund Complex (1987 to present); Principal Financial Officer of each of the Funds in the Fund Complex (2002 to present); Vice President of WRSCO (1988 to 2001)

Directorships held: None

Kristen A. Richards (38)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Corporation: Vice President, Secretary and Associate General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Secretary and Associate General Counsel since 2000

Principal Occupation(s) During Past 5 Years: Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present); Vice President, Associate General Counsel and Chief Compliance Officer of IICO (2002 to present); Vice President, Secretary and Associate General Counsel of each of the Funds in the Fund Complex (2000 to present)

Directorships held: None

Daniel C. Schulte (40)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Corporation: Vice President, Assistant Secretary and General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Assistant Secretary and General Counsel since 2000

Principal Occupation(s) During Past 5 Years: Vice President and General Counsel of WDR (2000 to present); Senior Vice President, Secretary and General Counsel of W&R, WRIMCO and WRSCO (2000 to present); Senior Vice President, General Counsel and Assistant Secretary of Ivy Services, Inc. (2002 to present); Vice President, General Counsel and Assistant Secretary of IICO (2002 to present); Vice President and Assistant Secretary of each of the Funds in the Fund Complex (2000 to present); Secretary of WDR (2000 to 2003)

Directorships held: None

Scott Schneider (38)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Corporation: Chief Compliance Officer since 2004

Position held with Funds in the Fund Complex: Chief Compliance Officer since 2004

Principal Occupation(s) During Past 5 Years: Chief Compliance Officer for each of the Funds in the Fund Complex (2004 to present); Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)

Directorships Held: None

Approval of an Amendment to the Investment Management Agreement for the Ivy Funds, Inc. to Include Ivy Energy Fund

At a Meeting of the Board of Directors of Ivy Funds, Inc. (the Corporation) held on November 15 and 16, 2005, the Directors, including all of the Directors who are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act, considered and approved an amendment to Investment Management Agreement between Ivy Investment Management Company (IICO) and the Corporation to include Ivy Energy Fund (the Fund) to that Agreement.

The Board's Independent Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO. Independent legal counsel had provided the Board with a memorandum that discusses the various factors that the Board should consider as part of its consideration of the amendment to the Agreement, including, among other things, the nature and the quality of the services proposed to be provided by IICO to the Fund, the projected profitability (including any fall-out benefits) from the proposed relationship with the Fund, projected economies of scale, the role played by the Independent Directors and information on comparative fees and expenses. The Board received extensive materials and other information on similar funds that focus on energy securities, including those funds' cost structures.

In approving the amendment to the Agreement, the Board first determined that it would not be necessary to discuss the performance of the Fund because it had not yet commenced operations; however, the Board discussed the performance of the proposed portfolio manager of the Fund in managing other funds and accounts, and concluded that his performance for those accounts was acceptable. The Board also considered the proposed expenses of the Fund and the cost of the services proposed to be provided by IICO, including as compared to other funds, and concluded that the proposed expenses of the Fund were appropriate. However, the Board did not discuss IICO's projected profitability in managing the Fund because the Fund had not yet commenced operations, but noted that they would closely monitor profitability once the Fund becomes effective. In that regard, the Board also considered the fact that IICO had agreed to waive its fee until such time as the Fund's assets exceeded $25 million. The Board considered the nature, extent and quality of services proposed to be provided to the Fund by IICO, taking into account the investment objective and strategy of the Fund based upon their experience with IICO, as well as the materials previously provided to the Board on the proposed Fund. In addition, the Board reviewed IICO's resources and key personnel, especially those proposed to provide investment management services to the Fund. The Board also considered other services proposed to be provided to the Fund by IICO, based upon their current experiences with IICO, such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to the Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services proposed to be provided by IICO are reasonable, considering the quality of the services currently provided by IICO for other Ivy Funds. The Board discussed whether IICO would derive any other direct or indirect benefits from serving as investment adviser to the Fund. The Board considered benefits that would accrue to IICO from its relationship with the Fund, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After consideration of these and other factors, the Board concluded that neither IICO nor its affiliates would receive any additional direct benefits that would preclude the Board from approving the investment advisory contract with IICO. The Board also considered the proposed fee breakpoint schedule for the Fund, concluding that shareholders could participate in the benefits of economies of scale via a reduction in the investment advisory fee once the Fund's assets reach certain levels and that the proposed advisory fee breakpoints were consistent with the other specialty Ivy Funds.

Annual Privacy Notice

The following privacy notice is issued by Ivy Funds, Inc. (the Funds), Ivy Investment Management Company (IICO) and Ivy Funds Distributor, Inc. (IFDI).

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to non-affiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Corporation voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Corporation's Form N-Q, 60 days after the end of the quarter. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On the Ivy Funds' website at www.ivyfunds.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of a Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

THE IVY FUNDS FAMILY

Global/International Funds
- Cundill Global Value Fund
- European Opportunities Fund
- International Fund
- International Balanced Fund
- International Value Fund
- Pacific Opportunities Fund

Domestic Equity Funds
- Capital Appreciation Fund
- Core Equity Fund
- Dividend Income Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Small Cap Value Fund
- Value Fund

Fixed Income Funds
- Bond Fund
- High Income Fund
- Limited-Term Bond Fund
- Mortgage Securities Fund
- Municipal Bond Fund

Money Market Funds
- Cash Reserves Fund
- Money Market Fund

Specialty Funds
- Asset Strategy Fund
- Balanced Fund
- Global Natural Resources Fund
- Real Estate Securities Fund
- Science and Technology Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus carefully before investing.



IVY FUNDS®
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217
www.ivyfunds.com
Ivy Funds Distributor, Inc.

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